# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, DC 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2008

Commission File Number 1-14846

_____ AngloGold Ashanti Limited _____
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
_____ South Africa _____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __     No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __     No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No <u>X</u>

Enclosure: Press release     ANGLOGOLD ASHANTI – SUPPLEMENTARY INFORMATION: MINERAL RESOURCES AND ORE RESERVES 2007 – REPORTED IN ACCORDANCE AND CONFORMING TO THE JORC CODE (2004 EDITION) AND SAMREC 2000 CODE



Supplementary
Information:
Mineral Resources
and Ore Reserves

07

AngloGold Ashanti

## Scope of report:

The country overview sections include a selection from the following tables: Mineral Resource and Ore Reserve gold price and exchange rates, details of average drill-hole spacing and type, Ore Reserve modifying factors, development sampling results, Mineral Resource and Ore Reserve comparison by operation and Mineral Resource and Ore Reserve by-products. Topics for discussion include Geology, Mineral Resource estimation, exclusive Mineral Resource, Ore Reserve estimation and Inferred Mineral Resource in business plan.

The operation sections include a selection from the following discussion, tables and graphs: Geology, Mineral Resources, exclusive Mineral Resources, Mineral Resource and Ore Reserve reconciliation, Mineral Resource and Ore Reserve by-products, Ore Reserves, grade tonnage information and competent persons.



# Contents list*

2   Mineral Resources definitions

5   Mineral Resources and Ore Reserves

8   Mineral Resources by country (attributable)

9   Ore Reserves by country (attributable)

10   South Africa operations: overview

18   South Africa operations: Great Noligwa

21   South Africa operations: Kopanang

24   South Africa operations: Moab Khotsong

29   South Africa operations: Tau Lekoa

32   South Africa operations: Mponeng

36   South Africa operations: Savuka

39   South Africa operations: TauTona

43   South Africa operations: Surface

46   Argentina operations: overview

48   Argentina operations: Cerro Vanguardia

51   Australia operations: overview

53   Australia operations: Boddington

56   Australia operations: Sunrise Dam

60   Australia operations: Tropicana

62   Brazil operations: overview

64   Brazil operations: Brasil Mineração

68   Brazil operations: Serra Grande

72   Colombia exploration: Gramalote

74   Democratic Republic of Congo exploration: Mongbwalu

76   Ghana operations: overview

78   Ghana operations: Iduapriem

81   Ghana operations: Obuasi

86   Guinea operations: overview

88   Guinea operations: Siguiri

91   Mali operations: overview

93   Mali operations: Morila

96   Mali operations: Sadiola

100   Mali operations: Yatela

104   Namibia operations: overview

106   Namibia operations: Navachab

110   Tanzania operations: overview

112   Tanzania operations: Geita

116   United States operations: overview

118   United States operations: CC&V

*Rounding of figures in this document may result in minor computational discrepancies*

# Mineral Resources definitions

## Mineral Resource

**The SAMREC/JORC definition of a Mineral Resource is as follows:**

A Mineral Resource is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The Mineral Resource is estimated using all drilling and sampling information along with a detailed geological model. The geological models are based on core logging, mapping, geophysics, geochemistry and geological understanding that have been developed for each deposit. Most of the AngloGold Ashanti deposits have been the subject of research by world experts in the class of gold deposit.

The grade estimation for each deposit has been developed over the life of the mine and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the deep South African mines utilise a process of compound log normal macro kriging for the estimation of the Mineral Resource, while the open pits and shallow underground mines generally use recoverable Mineral Resource models, estimated using uniform conditioning or multiple indicator kriging.

In order to comply with the economic requirement of the definition of a Mineral Resource, all AngloGold Ashanti Mineral Resources are constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Ore Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off. These studies include all cost and capital requirements to access the block. In the case of open-pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral Resource, unless it is potentially mineable from underground.

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Ore Reserve. In interpreting the Mineral Resource it is critical to factor in the following:

(i) The Mineral Resource is quoted in situ and has not been corrected for dilution, mining losses or recovery.

(ii) The Mineral Resource includes a high percentage of Inferred material, which, following further exploration drilling may be converted to an Indicated or Measured Mineral Resource.

(iii) Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the company has intent to mine these areas.



Mineral Resource classification is based on the '15% Rule'. A Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time, while for an Indicated Mineral Resource estimate the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource the annual error may for 90% of the time, be greater than 15%.

The process and methodology of classification are at the discretion of the competent person and involve expressing the '15% Rule' as a required level of information, in tangible terms, the spacing of the drill-hole or tunnel spacing in a particular deposit. Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through reconciliation, that their classification system conforms to the 15% rule set out above.

AngloGold Ashanti quotes its Mineral Resource as inclusive of the Ore Reserve. However, in this document the exclusive Mineral Resource is also quoted. The exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Ore Reserve before dilution and other factors are applied. The exclusive Mineral Resource consists of the following components:

- Inferred Mineral Resource within the optimised shell;
- Other Inferred Mineral Resource;
- Measured and Indicated Mineral Resource that lies between the life of mine (LOM) pit shell/mine design and the Mineral Resource pit shell. This material will become economic if the gold price increases; and
- Mineral Resource where the technical studies to engineer an Ore Reserve have not yet been completed.

## Ore Reserve

### The SAMREC/JORC definition of an Ore Reserve is as follows:

An Ore Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided, in order of increasing confidence, into Probable Ore Reserves and Proved Ore Reserves.

In the underground operations, Ore Reserves are based on a full mine design and in the case of open pits, on a pit optimisation followed by a final pit design. Ore Reserves are reported according to tonnage, mean grade(s), contained metal inclusive of mining dilution, mining ore losses and mine call factors. These modifying factors are based on measurements, rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet Ore Reserve criteria are itemised separately.



# Mineral Resources definitions continued



Only those Ore Reserves included for treatment in the business unit plan production schedule are considered in the Ore Reserve statement. These plans sometimes include marginal or sub-grade ores as well as Inferred Mineral Resources. These Inferred Mineral Resources are not included in the Ore Reserve statement.

For new projects, an Ore Reserve is only reported if an auditable pre-feasibility or feasibility study has been completed that demonstrates the viability of the project and meets the company's investment requirements. There should also be intent on the part of the company to proceed to feasibility and ultimately a mining phase.

Traditional sensitivity studies are not applied to the Ore Reserve. Instead, the cash flow for each operation is tested using gold prices near to the average gold price for the preceding three years. Gold prices of US$577 and US$600/oz were used. In all cases, except for Tau Lekoa, the operations remained cash flow positive albeit at a reduced margin. In the case of Tau Lekoa, the Ore Reserve dropped from 1.3 million ounces to 0.4 million ounces at US$577/oz.

# Mineral Resources and Ore Reserves

Mineral Resources and Ore Reserves are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC 2000 Code). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.

## Mineral Resources

The 2007 Mineral Resource increased by 34.1 million ounces before the subtraction of depletion. After a depletion of 8.1 million ounces, the net increase is 26.1 million ounces to give a total Mineral Resource of 207.6 million ounces. Mineral Resources were estimated at a gold price of US$700 per ounce in contrast to the US$650 used in 2006.

The increased gold price resulted in 17.5 million ounces of added Mineral Resource while successful exploration and revised modelling resulted in a further increase of 14.2 million ounces. The remaining change of 2.5 million ounces is the result of various other reasons.

| | | Moz |
|---|---|---|
| **December 2006 Mineral Resources** | | **181.6** |
| **Reductions** | | |
| Geita | Increase in cost (1.6Moz) and revision to estimation in methodology (0.6Moz) | (2.3) |
| TauTona | Transfer of the shaft pillar Mineral Resource to Mponeng | (2.3) |
| Great Noligwa | Transfer of the shaft pillar Mineral Resource to Moab Khotsong | (1.8) |
| Kopanang | Decrease in grade as a result of the modelling of new sampling and drilling information | (1.6) |
| Sadiola | Increase in costs (0.6Moz) and revisions to methodology (0.1Moz) | (1.0) |
| Other | Total of non-significant changes | (2.3) |
| **Additions** | | |
| Gramalote | Successful greenfields exploration | 1.6 |
| Moab Khotsong | Transfers in from Great Noligwa and improved economics | 2.3 |
| Mongbwalu | Successful greenfields exploration | 2.5 |
| Tropicana | Successful greenfields exploration | 2.8 |
| Obuasi | Exploration below 50 level (1.3Moz) and completion of additional Mineral Resource modelling above 50 level | 4.0 |
| Cripple Creek & Victor | Primarily revisions to the methodology with contribution from improved economics and exploration | 4.7 |
| Mponeng | Improvement in economics increased the Ventersdorp Contact Reef Mineral Resource to the west, the Carbon Leader Reef down to 4,300mbd was included on the back of a technical and economic study, material was transferred in from TauTona and revised modelling of the Carbon Leader Reef | 17.1 |
| Other | Total of non-significant changes | 2.3 |
| **December 2007 Mineral Resources** | | **207.6** |

# Mineral Resources and Ore Reserves continued



## Ore Reserves

The 2007 Ore Reserve increased by 13.0 million ounces before the subtraction of depletion. After a depletion of 6.8 million ounces, the net increase is 6.2 million ounces to give a total Ore Reserve of 73.1 million ounces.

A gold price of US$600 was used for Ore Reserve estimates in contrast to the US$550 used in 2006. The change in economic assumptions made from 2006 to 2007 resulted in the Ore Reserve increasing by 6.3 million ounces while exploration and modelling resulted in an additional increase of 6.7 million ounces.

| | | Moz |
|---|---|---|
| **December 2006 Ore Reserves** | | **66.9** |
| **Reductions** | | |
| Geita | Reconciliation factors (0.8Moz), flattening of slopes (0.5Moz), modelling revisions (0.2Moz) and costs (0.1Moz) | (2.0) |
| Sadiola | Impact of economic factors on deep sulphides and stockpiles | (1.3) |
| Kopanang | Drop in face value due to the modelling of new drilling and sampling information | (0.5) |
| Other | Total of non-significant changes | (1.7) |
| **Additions** | | |
| Iduapriem | Purchase of an additional 15% of the operation from the Ghanaian Government and the IFC, to bring the ownership to 100% | 0.2 |
| Savuka | Improved economic factors increase the life-of-mine | 0.5 |
| Navachab | Improved economics have brought in an additional push back to the west of the main pit | 0.8 |
| Siguiri | Two new deposits (Kintinian and the spent heap) were proved up by drilling | 0.8 |
| Cripple Creek & Victor | Inclusion of the life extension project | 1.0 |
| Boddington | The upgrade of Inferred Mineral Resource within the pit shell by drilling | 1.0 |
| Mponeng | The inclusion of the Carbon Leader Reef Project below 120 level | 3.4 |
| Moab Khotsong | The inclusion of Project Zaaiplaats – a deepening of Moab Khotsong to access deeper Vaal Reef blocks to the South West of the current mine | 3.8 |
| Other | Total of non-significant changes | 0.3 |
| **December 2007 Ore Reserves** | | **73.1** |

## By-products

A number of by-products are recovered as a result of the processing of gold Ore Reserves.

These include 19,500 tonnes of uranium from the South African operations, 0.23 million tonnes of copper from Australia, 0.47 million tonnes of sulphur from Brazil and 31.0 million ounces of silver from Argentina. Details of the by-product Mineral Resources and Ore Reserves are given in the by-product tables within each operational section.

## Audit of 2006 Mineral Resource and Ore Reserve statement

During the course of the year, the AngloGold Ashanti 2006 Mineral Resources and Ore Reserves for the following operations were submitted for external audit:

- Mponeng
- Geita
- Obuasi
- Morila
- Sadiola
- Yatela
- Cuiabá
- Cripple Creek & Victor

The company has been informed that the audits identified no material shortcomings in the process by which AngloGold Ashanti's Ore Reserves and Mineral Resources were evaluated.

During 2007, it was resolved to audit the Mineral Resources and Ore Reserves prior to publication. As a result the 2007 Mineral Resources and Ore Reserves for the following operations were audited late in 2007:

- Sunrise Dam
- Cerro Vanguardia
- Great Noligwa
- Kopanang
- Project Zaaiplaats (Moab deepening project)

The company has been informed that these audits identified no material shortcomings in the process by which AngloGold Ashanti's Mineral Resources and Ore Reserves were evaluated. It is the company's intention to continue this process so that its operations will be audited every three years on average.

## Competent persons

The information in this report that relates to exploration results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations. They are all full-time employees of the company.

*The competent person for AngloGold Ashanti exploration is:*
E Roth, PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM, 17 years' experience.

*Competent persons for AngloGold Ashanti's Mineral Resources are:*
VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 22 years' experience.

MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM, 28 years' experience.

*Competent persons for AngloGold Ashanti's Ore Reserves are:*
CE Brechtel, MSc (Mining Engineering), MAusIMM, 32 years' experience.

D L Worrall, ACSM, MAusIMM, 27 years' experience.

J van Zyl Visser, MSc (Mining Engineering), BSc (Mineral Resource Management), PLATO, 21 years' experience.

The competent persons consent to the inclusion of the exploration, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.

Note that the rounding of figures in this document may result in minor computational discrepancies.

# Mineral Resources and Ore Reserves continued

| Mineral Resources by country (attributable) | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | | Metric | | | Imperial | |
| as at 31 December 2007 | Resource category | Tonnes million | Grade (g/t) | Contained gold tonnes | Tons million | Grade (oz/t) | Contained gold million oz |
| South Africa | Measured | 28.0 | 13.98 | 391.9 | 30.9 | 0.408 | 12.6 |
| | Indicated | 747.1 | 3.01 | 2,251.1 | 823.5 | 0.088 | 72.4 |
| | Inferred | 37.7 | 10.92 | 411.8 | 41.6 | 0.319 | 13.2 |
| | **Total** | **812.8** | **3.76** | **3,054.8** | **896.0** | **0.110** | **98.2** |
| Argentina | Measured | 11.1 | 1.71 | 18.9 | 12.2 | 0.050 | 0.6 |
| | Indicated | 21.1 | 3.73 | 78.8 | 23.3 | 0.109 | 2.5 |
| | Inferred | 2.9 | 3.85 | 11.2 | 3.2 | 0.112 | 0.4 |
| | **Total** | **35.1** | **3.10** | **108.8** | **38.7** | **0.090** | **3.5** |
| Australia | Measured | 86.1 | 1.01 | 87.1 | 94.9 | 0.030 | 2.8 |
| | Indicated | 315.9 | 0.87 | 273.4 | 348.3 | 0.025 | 8.8 |
| | Inferred | 153.4 | 0.93 | 143.2 | 169.1 | 0.027 | 4.6 |
| | **Total** | **555.5** | **0.91** | **503.7** | **612.3** | **0.026** | **16.2** |
| Brazil | Measured | 12.5 | 7.48 | 93.1 | 13.7 | 0.218 | 3.0 |
| | Indicated | 13.2 | 6.32 | 83.3 | 14.5 | 0.184 | 2.7 |
| | Inferred | 27.4 | 6.98 | 191.3 | 30.2 | 0.204 | 6.2 |
| | **Total** | **53.0** | **6.94** | **367.7** | **58.4** | **0.202** | **11.8** |
| Colombia | Measured | – | – | – | – | – | – |
| | Indicated | – | – | – | – | – | – |
| | Inferred | 43.4 | 1.14 | 49.5 | 47.8 | 0.033 | 1.6 |
| | **Total** | **43.4** | **1.14** | **49.5** | **47.8** | **0.033** | **1.6** |
| Democratic Republic of Congo | Measured | – | – | – | – | – | – |
| | Indicated | – | – | – | – | – | – |
| | Inferred | 29.2 | 2.68 | 78.5 | 32.2 | 0.078 | 2.5 |
| | **Total** | **29.2** | **2.68** | **78.5** | **32.2** | **0.078** | **2.5** |
| Ghana | Measured | 95.3 | 5.18 | 493.7 | 105.0 | 0.151 | 15.9 |
| | Indicated | 82.4 | 3.91 | 322.4 | 90.8 | 0.114 | 10.4 |
| | Inferred | 45.3 | 7.34 | 332.6 | 49.9 | 0.214 | 10.7 |
| | **Total** | **222.9** | **5.15** | **1,148.7** | **245.7** | **0.150** | **36.9** |
| Guinea | Measured | 38.7 | 0.72 | 27.7 | 42.7 | 0.021 | 0.9 |
| | Indicated | 92.7 | 0.78 | 72.5 | 102.1 | 0.023 | 2.3 |
| | Inferred | 58.1 | 0.92 | 53.6 | 64.1 | 0.027 | 1.7 |
| | **Total** | **189.5** | **0.81** | **153.8** | **208.9** | **0.024** | **4.9** |
| Mali | Measured | 16.5 | 1.66 | 27.4 | 18.2 | 0.048 | 0.9 |
| | Indicated | 16.2 | 3.09 | 50.0 | 17.8 | 0.090 | 1.6 |
| | Inferred | 6.1 | 2.36 | 14.3 | 6.7 | 0.069 | 0.5 |
| | **Total** | **38.8** | **2.37** | **91.7** | **42.7** | **0.069** | **3.0** |
| Namibia | Measured | 11.7 | 0.79 | 9.2 | 12.8 | 0.023 | 0.3 |
| | Indicated | 59.3 | 1.31 | 77.5 | 65.3 | 0.038 | 2.5 |
| | Inferred | 45.2 | 1.12 | 50.9 | 49.9 | 0.033 | 1.6 |
| | **Total** | **116.2** | **1.18** | **137.6** | **128.1** | **0.035** | **4.4** |
| Tanzania | Measured | 6.3 | 1.20 | 7.6 | 7.0 | 0.035 | 0.2 |
| | Indicated | 84.4 | 3.72 | 314.1 | 93.1 | 0.109 | 10.1 |
| | Inferred | 18.6 | 3.54 | 65.8 | 20.5 | 0.103 | 2.1 |
| | **Total** | **109.3** | **3.54** | **387.4** | **120.5** | **0.103** | **12.5** |
| United States | Measured | 250.1 | 0.81 | 203.3 | 275.7 | 0.024 | 6.5 |
| | Indicated | 173.5 | 0.73 | 126.1 | 191.2 | 0.021 | 4.1 |
| | Inferred | 70.6 | 0.65 | 45.9 | 77.8 | 0.019 | 1.5 |
| | **Total** | **494.1** | **0.76** | **375.4** | **544.7** | **0.022** | **12.1** |
| Total | Measured | 556.3 | 2.44 | 1,360.0 | 613.2 | 0.071 | 43.7 |
| | Indicated | 1,605.7 | 2.27 | 3,649.0 | 1,770.0 | 0.066 | 117.3 |
| | Inferred | 537.9 | 2.69 | 1,448.6 | 592.9 | 0.079 | 46.6 |
| | **Total** | **2,699.9** | **2.39** | **6,457.5** | **2,976.1** | **0.070** | **207.6** |

| Ore Reserves by country (attributable) | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Metric | | | Imperial | | |
| as at 31 December 2007 | Reserve category | Tonnes million | Grade (g/t) | Contained gold tonnes | Tons million | Grade (oz/t) | Contained gold million oz |
| South Africa | Proved | 21.5 | 7.58 | 162.8 | 23.7 | 0.221 | 5.2 |
| | Probable | 216.4 | 4.12 | 891.2 | 238.6 | 0.120 | 28.7 |
| | Total | 237.9 | 4.43 | 1,054.0 | 262.3 | 0.129 | 33.9 |
| Argentina | Proved | 1.0 | 6.08 | 6.3 | 1.2 | 0.177 | 0.2 |
| | Probable | 7.9 | 6.58 | 52.1 | 8.7 | 0.192 | 1.7 |
| | Total | 9.0 | 6.52 | 58.4 | 9.9 | 0.190 | 1.9 |
| Australia | Proved | 68.6 | 1.14 | 78.5 | 75.7 | 0.033 | 2.5 |
| | Probable | 164.8 | 0.88 | 144.7 | 181.7 | 0.026 | 4.7 |
| | Total | 233.4 | 0.96 | 223.2 | 257.3 | 0.028 | 7.2 |
| Brazil | Proved | 8.9 | 6.75 | 60.1 | 9.8 | 0.197 | 1.9 |
| | Probable | 4.9 | 5.99 | 29.1 | 5.4 | 0.175 | 0.9 |
| | Total | 13.8 | 6.48 | 89.3 | 15.2 | 0.189 | 2.9 |
| Ghana | Proved | 68.8 | 2.96 | 203.7 | 75.8 | 0.086 | 6.6 |
| | Probable | 28.3 | 4.62 | 130.5 | 31.2 | 0.135 | 4.2 |
| | Total | 97.0 | 3.44 | 334.3 | 107.0 | 0.100 | 10.7 |
| Guinea | Proved | 21.3 | 0.59 | 12.6 | 23.5 | 0.017 | 0.4 |
| | Probable | 89.6 | 0.77 | 69.2 | 98.7 | 0.023 | 2.2 |
| | Total | 110.9 | 0.74 | 81.8 | 122.2 | 0.022 | 2.6 |
| Mali | Proved | 9.0 | 2.18 | 19.7 | 10.0 | 0.064 | 0.6 |
| | Probable | 7.1 | 2.57 | 18.3 | 7.9 | 0.075 | 0.6 |
| | Total | 16.2 | 2.35 | 38.1 | 17.8 | 0.069 | 1.2 |
| Namibia | Proved | 5.8 | 1.00 | 5.8 | 6.4 | 0.029 | 0.2 |
| | Probable | 27.3 | 1.46 | 39.9 | 30.1 | 0.043 | 1.3 |
| | Total | 33.1 | 1.38 | 45.6 | 36.5 | 0.040 | 1.5 |
| Tanzania | Proved | 5.6 | 1.01 | 5.7 | 6.2 | 0.030 | 0.2 |
| | Probable | 62.4 | 3.14 | 195.9 | 68.7 | 0.092 | 6.3 |
| | Total | 68.0 | 2.96 | 201.6 | 74.9 | 0.086 | 6.5 |
| United States | Proved | 107.9 | 0.96 | 103.8 | 118.9 | 0.028 | 3.3 |
| | Probable | 47.6 | 0.92 | 44.0 | 52.5 | 0.027 | 1.4 |
| | Total | 155.5 | 0.95 | 147.8 | 171.4 | 0.028 | 4.8 |
| Total | Proved | 318.5 | 2.07 | 659.1 | 351.0 | 0.060 | 21.2 |
| | Probable | 656.3 | 2.46 | 1,614.9 | 723.4 | 0.072 | 51.9 |
| | Total | 974.7 | 2.33 | 2,274.0 | 1,074.4 | 0.068 | 73.1 |

# South Africa operations: overview


Vaal River Operations
Great Noligwa
Kopanang
Tau Lekoa
Moab Khotsong
West Wits Operations
Savuka
TauTona
Mponeng
N
North West
Gauteng
Johannesburg
Klerksdorp
Carletonville
Orkney
Welkom
Free State
Bloemfontein
Durban
SOUTH AFRICA
Eastern Cape
Operations
Cape Town
0
400km

The South African operations comprise seven underground mines which are located in two geographical regions on the Witwatersrand Basin; known as the Vaal River and West Wits operations.

The Vaal River operations consist of Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong mines. The primary reefs in this region are the Vaal Reef (VR) and the Ventersdorp Contact Reef (VCR) and the secondary reef mined is the Crystalkop Reef (C Reef).

The West Wits operations are made up of Mponeng, Savuka and TauTona and these mines are situated near the town of Carletonville. The primary reefs mined are the Carbon Leader Reef (CLR) and VCR.

All seven operations are 100% owned by AngloGold Ashanti. In addition, the Vaal River Surface and West Wits Surface operations consist of the reprocessing of waste rock dumps and tailings dams resulting from the mining of the primary and secondary reef horizons.

The South African operations are all located in the rocks of the famous Witwatersrand Basin, which is regarded as the greatest gold-bearing repository on Earth.

## Geology of the Witwatersrand Basin

The Witwatersrand Supergroup (deposited in the area often described as the Witwatersrand Basin) comprises a six-kilometre thick sequence of predominantly argillaceous and arenaceous sediments that extend laterally for some 300km north-east/south-west and 100km north-west/south-east on the Kaapvaal Craton. The upper portion of the sequence contains the laterally-extensive, gold-bearing quartz pebble conglomerate horizons or reefs.

Further west, south and east the basin is overlain by up to four kilometres of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be around 2.7 billion to 2.8 billion years old.

The reefs, which are generally less than two metres thick, are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields with local geological variations. AngloGold Ashanti operates in two of these goldfields, known as the Carletonville (West Wits) and Klerksdorp (Vaal River) Goldfields.

There is still much debate about the origin of the gold mineralisation in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates, but increasingly an epigenetic theory of origin is being supported. Nonetheless, the most fundamental determinant of gold distribution in the basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

## West Wits (Mponeng, Savuka and TauTona operations)

Two reef horizons are exploited at the West Wits operations: the VCR, located at the top of the Central Rand Group, and the CLR near the base. The separation between the two reefs increases from east to west, from 400m to 900m, due to the non-conformity of the VCR with





*West Wits locality plan*

*Vaal River locality plan*

the underlying strata. TauTona and Savuka exploit both reefs, while currently Mponeng only mines the VCR. The CLR Project has been published as a reserve and Mponeng will eventually mine both reefs. The structure is relatively simple, with rare instances of faults displaying greater than 70m of displacement.

The CLR consists of one or more conglomerate units and varies from several centimetres to more than three metres in thickness. Regionally, the VCR dips at approximately 21°, but may vary between 5° and 50°, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, and varies from several centimetres to more than three metres in thickness.

### Vaal River (Great Noligwa, Kopanang, Moab Khotsong and Tau Lekoa operations and Vaal River Surface Rock Dumps)

In order of importance, the reefs mined at the Vaal River operations are the VR, the VCR and the C Reef:

- the VR contains approximately 85% of the reserve tonnage with mining grades of between 10g/t and 20g/t gold and comprises a series of oligomictic conglomerates and quartzite packages developed on successive non-conformities. Several distinct facies have been identified, each with its own unique gold distribution and

grade characteristic;

- the VCR has a lower gold grade than the VR, and contains approximately 15% of the estimated Ore Reserves. The economic portion is concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers, or a thin conglomerate horizon. The reef is located at the contact between the overlying Klipriivierberg Lavas of the Ventersdorp Super Group and the underlying sediments of the Witwatersrand Super Group, which creates a distinctive seismic reflector. The VCR is located up to one kilometre above the VR; and

- the C Reef is a thin, small-pebble conglomerate with a carbon-rich basal contact, located approximately 270m above the VR. It has less than 1% of the estimated Ore Reserves with gold grades similar to those of the VR, but less continuity. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

# South Africa operations: overview continued

| Mineral Resource and Ore Reserve gold price and exchange rates | | | |
|---|---|---|---|
| | Units | 2007 | 2006 |
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **600** | 550 |
| Exchange rate – South Africa | ZAR/US$ | **7.70** | 6.50 |

## Mineral Resource estimation

A multi-disciplinary approach is adapted to Mineral Resource estimation whereby inputs are required from the geology, survey, mine planning and evaluation departments. A computerised system called the Mineral Resource Inventory System (MRIS) integrates all the input information to produce the final Mineral Resource per operation. The Mineral Resource estimates are computed from a composite grid of value estimates, comprising various block sizes. The macro block sizes vary from 210m x 210m to 420m x 420m and the micro blocks comprise of 30m x 30m blocks.

Compound lognormal macro co-kriging estimation techniques are used to produce estimates for the larger block sizes. This technique uses the Bayesian approach whereby the assayed (observed) data in the mined-out areas are used to infer the population characteristics of the area ahead of current mining. The geological model forms the basis for this estimation and all surface borehole information from the peripheral areas of the mine lease play a crucial role in determining the geological model boundaries. Simple kriging is used for the 30 metre block sizes and these estimates are constrained by the kriging variance.

The Mineral Resources are initially reported as inclusive of Ore Reserves as they form the basis for the Ore Reserve conversion process. Mineral Resource cut-offs are computed by operation, for each reef horizon. These cut-offs incorporate a profit margin that is relevant to the business plan. Mineral Resource grade tonnage curves are produced for the individual operations, which show the potential of the orebody at different cut-offs. These curves are produced for dimensions equivalent to a practical mining unit for underground operations.

## Exclusive Mineral Resource

The exclusive Mineral Resource is defined as the inclusive Mineral Resource minus the in-situ Ore Reserve before stoping width, dilution and mine call factors are applied. Scoping studies are conducted on this exclusive Mineral Resource, where capital requirements and current costs are used to test economic potential. If these studies show no reasonable economic potential at the Mineral Resource gold price then the material is excluded from the Mineral Resource. All planned pillars (ahead of current mining) form part of the exclusive Mineral Resource.

| Details of average drill-hole spacing and type in relation to Mineral Resource classification | | | | | |
|---|---|---|---|---|---|
| Mine/Project | Category | Spacing m (- x -) | Diamond drilling | Chip sampling | Comments |
| South African mines | Measured | 5 x 5 | | ✓ | Based on constrained kriging variance, supported by chip sampling in stopes. |
| | Indicated | 2 x 200 | ✓ | ✓ | Supported by underground drillholes and chip sampling of reef development ends. |
| | Inferred | 1000 x 1000 | ✓ | | Supported by surface drillholes. |
| | Grade/Ore control | 5 x 5 | | ✓ | Chipped channel samples. |



## Ore Reserve estimation

All mine designs are undertaken using the Cadsmine® software package and include the delineation of mining or stoping areas for each mining level and section, usually leading from an extension to the existing mining sequence, and the definition of the necessary development layouts. The in-situ Mineral Resource is scheduled monthly for the full LOM plan. The value estimates for these schedules are derived directly from MRIS.

Modifying factors are applied to the in-situ Mineral Resource to arrive at an Ore Reserve. These factors comprise a dilution factor to accommodate the difference between the mill width and the stoping width as well as the Mine Call Factor (MCF).

### Inferred Mineral Resource in business plan

The LOM plan includes minimal Inferred Mineral Resource.

| Mine/Project | Mineral Resource cut-off grade g/t (Au) | Ore Reserve cut-off grade g/t (Au) | Cut-off value cmg/t (Au) | Stoping width cm | Dilution[1]* % | Mine Call Factor ** % | Metal-lurgical recovery % | Other factor |
|---|---|---|---|---|---|---|---|---|
| Great Noligwa | 4.40 | 4.66 | 700 | 150 | 40% | 67% | 96% | n/a |
| Kopanang | 3.92 | 6.86 | 700 | 102 | 51% | 64% | 98% | n/a |
| Moab Khotsong | 4.40 | 5.08 | 750 | 148 | 57% | 78% | 97% | n/a |
| Tau Lekoa | 2.13 | 7.09 | 1,000 | 141 | 30% | 84% | 97% | n/a |
| Mponeng | 3.58 | 5.96 | 750 | 126 | 87% | 85% | 98% | n/a |
| Savuka | 5.45 | 8.18 | 900 | 110 | 56% | 70% | 97% | n/a |
| TauTona | 5.01 | 11.01 | 1,100 | 100 | 101% | 78% | 98% | n/a |
| SA MET | 0.35 | 0.35 | n/a | n/a | n/a | n/a | 76% | n/a |

**Ore Reserve modifying factors (as at 31 December 2007)**

1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
* Dilution: The difference between the tonnage broken in stopes and the tonnage milled from underground sources. For example, if 100 tonnes broken in the stopes amounts to 132 tonnes milled, then the dilution is 32%.
** Mine Call Factor (MCF): The ratio expressed as a percentage, which the specific product accounted for in the recovery, plus residues, bears to the corresponding product called for by the mine's measuring methods.

# South Africa operations: overview continued

**Development sampling results – January to December 2007**

Development values represent actual results of sampling. No allowances having been made for adjustments necessary in estimating Ore Reserves.

| Statistics are shown in metric units | Advanced metres (total) | Sampled metres | Average channel width (cm) | Average g/t | Average cm g/t | Sampled metres | Uranium Average kg/t | Average cm kg/t |
|---|---|---|---|---|---|---|---|---|
| **Vaal River** | | | | | | | | |
| **Great Noligwa mine** | | | | | | | | |
| Vaal Reef | 9,119 | 1,120 | 101.1 | 29.81 | 3,014 | 556 | 1.32 | 127.03 |
| **Kopanang mine** | | | | | | | | |
| Vaal Reef | 25,532 | 2,330 | 16.8 | 119.29 | 2,004 | 322 | 5.07 | 90.26 |
| **Moab Khotsong mine** | | | | | | | | |
| Vaal Reef | 16,986 | 1,324 | 131.6 | 23.36 | 3,074 | 312 | 1.07 | 132.43 |
| **Tau Lekoa mine** | | | | | | | | |
| Ventersdorp Contact Reef | 8,512 | 1,420 | 94.5 | 8.57 | 810 | 42 | 0.09 | 11.84 |
| **West Wits** | | | | | | | | |
| **TauTona mine** | | | | | | | | |
| Ventersdorp Contact Reef | 904 | – | – | – | – | – | – | – |
| Carbon Leader Reef | 10,711 | 360 | 16.4 | 129.88 | 2,130 | 128 | 1.58 | 25.36 |
| **Savuka mine** | | | | | | | | |
| Ventersdorp Contact Reef | 122 | – | – | – | – | – | – | – |
| Carbon Leader Reef | 1,979 | – | – | – | – | – | – | – |
| **Mponeng mine** | | | | | | | | |
| Ventersdorp Contact Reef | 17,017 | 2,826 | 89.0 | 26.53 | 2,361 | – | – | – |

| Statistics are shown in imperial units | Advanced feet (total) | Sampled feet | Average channel width (inches) | Average oz/t | Average ft g/t | Sampled feet | Uranium Average lb/t | Average ft lb/t |
|---|---|---|---|---|---|---|---|---|
| **Vaal River** | | | | | | | | |
| **Great Noligwa mine** | | | | | | | | |
| Vaal Reef | 29,917 | 3,675 | 39.8 | 0.87 | 2.88 | 1,824 | 2.64 | 8.76 |
| **Kopanang mine** | | | | | | | | |
| Vaal Reef | 83,766 | 7,644 | 6.6 | 3.48 | 1.92 | 1,056 | 10.14 | 5.59 |
| **Moab Khotsong mine** | | | | | | | | |
| Vaal Reef | 55,729 | 4,344 | 51.8 | 0.68 | 2.94 | 1,024 | 2.14 | 9.24 |
| **Tau Lekoa mine** | | | | | | | | |
| Ventersdorp Contact Reef | 27,927 | 4,659 | 37.2 | 0.25 | 0.77 | 138 | 0.18 | 0.56 |
| **West Wits** | | | | | | | | |
| **TauTona mine** | | | | | | | | |
| Ventersdorp Contact Reef | 2,967 | – | – | – | – | – | – | – |
| Carbon Leader Reef | 35,141 | 1,181 | 6.5 | 3.79 | 2.04 | 420 | 3.16 | 1.70 |
| **Savuka mine** | | | | | | | | |
| Ventersdorp Contact Reef | 399 | – | – | – | – | – | – | – |
| Carbon Leader Reef | 6,491 | – | – | – | – | – | – | – |
| **Mponeng mine** | | | | | | | | |
| Ventersdorp Contact Reef | 55,830 | 9,272 | 35.0 | 0.77 | 2.26 | – | – | – |

## Mineral Resource and Ore Reserve comparison by operation (attributable)

| Mine/Project | Percentage attributable | Category | 2006 | Depletion[1] | Other change[2] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion | Comments |
|---|---|---|---|---|---|---|---|---|---|---|
| Great Noligwa | 100% | Resource | 10.629 | (0.738) | (1.057) | (10%) | 8.834 | (1.795) | (17%) | Transfer of the shaft pillar Mineral Resource to Moab Khotsong |
| | | Reserve | 4.034 | (0.500) | 0.368 | 9% | 3.902 | (0.132) | (3%) | The C Reef was included due to improved economics |
| Kopanang | 100% | Resource | 10.977 | (0.721) | (0.909) | (8%) | 9.347 | (1.630) | (15%) | Decrease in grade as a result of the modelling of new sampling and drilling information |
| | | Reserve | 4.836 | (0.426) | (0.069) | (1%) | 4.341 | (0.495) | (10%) | Drop in face value due to the modelling of new drilling and sampling information |
| Moab Khotsong | 100% | Resource | 11.528 | (0.087) | 2.349 | 20% | 13.790 | 2.262 | 20% | Transfers in from Great Noligwa mine and improved economics |
| | | Reserve | 3.171 | (0.074) | 3.872 | 122% | 6.969 | 3.798 | 120% | The inclusion of Project Zaaiplaats – a deepening of Moab Khotsong to access deeper Vaal Reef blocks to the south-west of the current mine |
| Tau Lekoa | 100% | Resource | 7.149 | (0.199) | (0.460) | (6%) | 6.490 | (0.659) | (9%) | There was a decrease in the Mineral Resource based on a scoping exercise |
| | | Reserve | 1.331 | (0.174) | 0.137 | 10% | 1.294 | (0.037) | (3%) | Improved mining factors allowed the mine to offset the depletion |
| Mponeng | 100% | Resource | 24.422 | (0.679) | 17.812 | 73% | 41.555 | 17.133 | 70% | Improvement in economics increased the Ventersdorp Contact Reef Mineral Resource to the west, the Carbon Leader Reef down to 4,300mbd was included on the back of a technical and economic study, material was transferred in from TauTona and revised modelling of the Carbon Leader Reef |
| | | Reserve | 6.778 | (0.603) | 3.979 | 59% | 10.154 | 3.376 | 50% | The inclusion of the Carbon Leader Reef Project below 120 level |
| Savuka | 100% | Resource | 2.170 | (0.118) | 0.563 | 26% | 2.615 | 0.445 | 21% | Increase due to transfers in from Mponeng and improved economics |
| | | Reserve | 0.174 | (0.075) | 0.590 | 339% | 0.689 | 0.515 | 296% | Improved economic factors increased the life-of-mine |
| TauTona | 100% | Resource | 11.314 | (0.492) | (1.782) | (16%) | 9.040 | (2.274) | (20%) | Transfer of the shaft pillar Mineral Resource to Mponeng |
| | | Reserve | 4.987 | (0.410) | 0.034 | 1% | 4.611 | (0.376) | (8%) | Decrease as a result of a 4% drop in grade |
| Vaal River Surface | 100% | Resource | 4.592 | (0.153) | 0.664 | 14% | 5.103 | 0.511 | 11% | Improved economics brought additional material out of Inventory[3] |
| | | Reserve | 1.912 | (0.153) | 0.165 | 9% | 1.924 | 0.012 | 1% | The upgrade of some Inferred surface rock dumps offset the depletion |
| West Wits Surface | 100% | Resource | 0.686 | (0.009) | 0.762 | 111% | 1.439 | 0.753 | 110% | Improved economics brought additional material out of Inventory[3] |
| | | Reserve | – | – | – | – | – | – | – | |
| **South Africa Totals** | | Resource | 83.467 | (3.196) | 17.942 | 21% | 98.213 | 14.746 | 18% | |
| | | Reserve | 27.223 | (2.415) | 9.076 | 33% | 33.884 | 6.661 | 24% | |

*Gold content (million ounces)*

1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.

2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

3. Inventory: material that lies within the Mineral Resource but which will not be mined eg. abandoned pillars.

# South Africa operations: overview continued

## Uranium oxide

AngloGold Ashanti produces uranium oxide concentrate ($U_3O_8$) as a by-product from its South African gold mining operations. AngloGold Ashanti currently produces between 550 and 650 tonnes of $U_3O_8$ annually, with the potential to increase this to 1,000 tonnes by the year 2012.

Although mined as a by-product of gold for many years, $U_3O_8$ was not considered a resource until the year 2005. Due to the rapid increase in the $U_3O_8$ price over the last few years, renewed focus has been placed on the $U_3O_8$ content within the Witwatersrand reefs with the result that in 2005 uranium was reported for the first time as a fully SAMREC compliant resource.

The AngloGold Ashanti mines in the Vaal River region that currently produce uranium oxide as a by-product are Great Noligwa, Kopanang and Moab Khotsong. The uranium oxide is extracted from the VR, although Great Noligwa mine also produces some uranium oxide from the C Reef. The mines in the West Wits region that have uranium resources are Mponeng, Savuka and TauTona and in this mining region the uranium is extracted from the CLR.

The surface tailings storage facilities that have been classified as uranium resources are the Kopanang Pay dam and the tailings storage facilities in the West Wits region.

Uraninite and brannerite are the most common uranium bearing minerals, although uraniferous leucoxene and coffinite are also present. Uraninite was the original primary uranium bearing mineral and was possibly introduced as detrital material during the deposition process of the Witwatersrand sediments.



## Mineral Resource by-products – Uranium oxide (U$_3$O$_8$)

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes million | Grade (kg/t) | Contained uranium tonnes | Tons million | Grade (lb/t) | Contained uranium tons |
| Great Noligwa | Measured | – | – | – | – | – | - |
| | Indicated | 18.6 | 0.56 | 10,480 | 20.5 | 1.13 | 11,553 |
| | Inferred | 1.8 | 0.41 | 741 | 2.0 | 0.83 | 817 |
| | **Total** | **20.4** | **0.55** | **11,221** | **22.5** | **1.10** | **12,369** |
| Kopanang | Measured | – | – | – | – | – | - |
| | Indicated | 17.0 | 0.77 | 13,202 | 18.8 | 1.55 | 14,553 |
| | Inferred | 0.8 | 0.63 | 524 | 0.9 | 1.25 | 578 |
| | **Total** | **17.9** | **0.77** | **13,726** | **19.7** | **1.54** | **15,130** |
| Moab Khotsong | Measured | 1.4 | 0.79 | 1,080 | 1.5 | 1.59 | 1,191 |
| | Indicated | 17.6 | 0.73 | 12,852 | 19.4 | 1.46 | 14,167 |
| | Inferred | 4.3 | 0.88 | 3,791 | 4.7 | 1.77 | 4,179 |
| | **Total** | **23.2** | **0.76** | **17,723** | **25.6** | **1.53** | **19,537** |
| Mponeng | Measured | – | – | – | – | – | - |
| | Indicated | 22.1 | 0.24 | 5,189 | 24.3 | 0.47 | 5,720 |
| | Inferred | 15.7 | 0.24 | 3,684 | 17.3 | 0.47 | 4,060 |
| | **Total** | **37.8** | **0.24** | **8,872** | **41.6** | **0.47** | **9,780** |
| Savuka | Measured | – | – | – | – | – | - |
| | Indicated | 4.9 | 0.20 | 955 | 5.4 | 0.39 | 1,052 |
| | Inferred | – | – | – | – | – | - |
| | **Total** | **4.9** | **0.20** | **955** | **5.4** | **0.39** | **1,052** |
| TauTona | Measured | – | – | – | – | – | - |
| | Indicated | 9.8 | 0.31 | 3,026 | 10.8 | 0.62 | 3,335 |
| | Inferred | – | – | – | – | – | - |
| | **Total** | **9.8** | **0.31** | **3,026** | **10.8** | **0.62** | **3,335** |
| Vaal River Surface | Measured | – | – | – | – | – | - |
| | Indicated | 0.9 | 0.24 | 225 | 1.0 | 0.48 | 248 |
| | Inferred | – | – | – | – | – | - |
| | **Total** | **0.9** | **0.24** | **225** | **1.0** | **0.48** | **248** |
| West Wits Surface | Measured | – | – | – | – | – | – |
| | Indicated | 161.5 | 0.07 | 11,607 | 178.0 | 0.14 | 12,795 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | **161.5** | **0.07** | **11,607** | **178.0** | **0.14** | **12,795** |
| Total | Measured | 1.4 | 0.79 | 1,080 | 1.5 | 1.59 | 1,191 |
| | Indicated | 252.4 | 0.23 | 57,535 | 278.2 | 0.46 | 63,422 |
| | Inferred | 22.6 | 0.39 | 8,740 | 24.9 | 0.77 | 9,634 |
| | **Total** | **276.4** | **0.24** | **67,355** | **304.6** | **0.49** | **74,247** |

## Ore Reserve by-products – Uranium oxide (U$_3$O$_8$)

| Mine/Project | Reserve category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes million | Grade (kg/t) | Contained uranium tonnes | Tons million | Grade (lb/t) | Contained uranium tons |
| Great Noligwa | Proved | 9.9 | 0.34 | 3,382 | 10.9 | 0.68 | 3,728 |
| | Probable | 6.6 | 0.32 | 2,138 | 7.3 | 0.65 | 2,357 |
| | **Total** | **16.5** | **0.33** | **5,520** | **18.2** | **0.67** | **6,084** |
| Kopanang | Proved | 5.1 | 0.34 | 1,749 | 5.6 | 0.69 | 1,928 |
| | Probable | 11.2 | 0.34 | 3,864 | 12.4 | 0.69 | 4,259 |
| | **Total** | **16.3** | **0.34** | **5,614** | **18.0** | **0.69** | **6,188** |
| Moab Khotsong | Proved | 1.2 | 0.31 | 357 | 1.3 | 0.62 | 393 |
| | Probable | 20.2 | 0.40 | 8,001 | 22.3 | 0.79 | 8,820 |
| | **Total** | **21.3** | **0.39** | **8,358** | **23.5** | **0.78** | **9,213** |
| Total | Proved | 16.1 | 0.34 | 5,488 | 17.8 | 0.68 | 6,049 |
| | Probable | 38.0 | 0.37 | 14,003 | 41.9 | 0.74 | 15,436 |
| | **Total** | **54.2** | **0.36** | **19,491** | **59.7** | **0.72** | **21,485** |

# South Africa operations: Great Noligwa



## Great Noligwa

Great Noligwa is located about 15km south-east of the town of Orkney, in the southern part of the Klerksdorp Goldfield. The mine exploits the VR at depths varying between 1,500m and 2,800m below surface. Scattered mining methods are employed where access to the reef is from the footwall haulage and return airway development, with cross-cuts developed every 180m to the reef horizon. Raises are then developed on-reef to the level above and the reef is stoped out on strike. The Great Noligwa lease area is constrained to the north by Harmony's Orkney 2 Shaft, to the east by Buffelsfontein Gold Mine, to the south by the Jersey and Die Hoek faults, (which displace the reef down by approximately 1,000m and 900m respectively), and to the west by Kopanang Mine.

### Geology

The VR is the principal economic horizon at Great Noligwa Mine, accounting for over 90% of the gold produced at the mine. The VR is part of the Witwatersrand Supergroup and is stratigraphically located near the middle of the Central Rand Group in the Johannesburg Subgroup on an unconformity below the Krugersdorp Formation. The VR unit can reach a maximum thickness of over two metres and consists of a thin basal conglomerate (the C Facies) and a thicker sequence of upper conglomerates (the A Facies), separated by internal quartzite (the B Facies). Across most of the Great Noligwa lease area, the A Facies is the principal economic horizon within the VR, although sporadic remnants of C Facies may be preserved below the A Facies.

The C Reef has been mined on a limited scale in the central part of Great Noligwa mine, where a high-grade, north-south orientated channel containing two economic horizons has been exposed. To the east and west of this channel the C Reef is poorly developed with relatively small areas of economic interest. High uranium values in the C Reef are often associated with high gold values. To the north the C Reef sub-crops against the Gold Estates Conglomerates, and in the extreme south of the mine the C Reef has been eliminated by a deeply eroded Kimberley Channel and the Jersey fault.

## Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Great Noligwa – Crystalkop Reef | Measured | 874 | 9.19 | 8,034 | 964 | 0.268 | 258 |
| | Indicated | 4,387 | 10.07 | 44,182 | 4,836 | 0.294 | 1,420 |
| | Inferred | 780 | 9.08 | 7,081 | 859 | 0.265 | 228 |
| | **Total** | 6,041 | 9.81 | 59,297 | 6,660 | 0.286 | 1,906 |
| Great Noligwa – Vaal Reef | Measured | 8,701 | 14.84 | 129,151 | 9,591 | 0.433 | 4,152 |
| | Indicated | 4,589 | 16.60 | 76,168 | 5,059 | 0.484 | 2,449 |
| | Inferred | 826 | 12.28 | 10,141 | 910 | 0.358 | 326 |
| | **Total** | 14,116 | 15.26 | 215,461 | 15,560 | 0.445 | 6,927 |
| Great Noligwa – | Measured | 9,575 | 14.33 | 137,186 | 10,555 | 0.418 | 4,411 |
| Total Mineral Resource | Indicated | 8,977 | 13.41 | 120,350 | 9,895 | 0.391 | 3,869 |
| | Inferred | 1,605 | 10.73 | 17,222 | 1,770 | 0.313 | 554 |
| | **Total** | 20,157 | 13.63 | 274,758 | 22,220 | 0.398 | 8,834 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Great Noligwa | Measured | 2.5 | 10.95 | 26.9 | 2.7 | 0.320 | 0.9 |
| | Indicated | 4.2 | 11.68 | 49.5 | 4.7 | 0.341 | 1.6 |
| | Inferred | 1.6 | 10.73 | 17.2 | 1.8 | 0.313 | 0.6 |
| | **Total** | 8.3 | 11.28 | 93.6 | 9.1 | 0.329 | 3.0 |

The shaft pillar and the C Reef form potential mineable areas. Approximately 20% to 30% of the exclusive Mineral Resource is expected to be taken up in safety and remnant pillars ahead of current mining.



Great Noligwa: Mineral Resource reconciliation
2006 vs 2007



Great Noligwa: Ore Reserve reconciliation
2006 vs 2007

# South Africa operations: Great Noligwa continued

## Ore Reserve

| Mine/Project | Reserve category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Great Noligwa – Crystalkop Reef | Proved | 610 | 5.24 | 3,194 | 672 | 0.153 | 103 |
| | Probable | 2,489 | 6.03 | 15,014 | 2,744 | 0.176 | 483 |
| | **Total** | 3,099 | 5.88 | 18,208 | 3,416 | 0.171 | 585 |
| Great Noligwa – Vaal Reef | Proved | 9,307 | 7.60 | 70,720 | 10,259 | 0.222 | 2,274 |
| | Probable | 4,126 | 7.86 | 32,447 | 4,548 | 0.229 | 1,043 |
| | **Total** | 13,433 | 7.68 | 103,167 | 14,807 | 0.224 | 3,317 |
| Great Noligwa – Total Ore Reserve | Proved | 9,916 | 7.45 | 73,914 | 10,931 | 0.217 | 2,376 |
| | Probable | 6,615 | 7.17 | 47,461 | 7,292 | 0.209 | 1,526 |
| | **Total** | 16,531 | 7.34 | 121,375 | 18,223 | 0.214 | 3,902 |

## Grade tonnage information



Great Noligwa – Metric



Great Noligwa – Imperial

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
| --- | --- | --- | --- | --- |
| Mineral Resource | I Bisschoff | SACNASP | 4001031/88 | 17 years |
| Ore Reserve | HA Kruger | PLATO | PMS0114 | 30 years |



# South Africa operations: Kopanang



## Kopanang

Kopanang mine is located about 10km south-east of the town of Orkney, in the southern part of the Klerksdorp Goldfield. The mine exploits the VR at depths varying between 1,300m and 2,200m below surface. The C Reef is a secondary reef that occupies a stratigraphic horizon about 260m above the VR. Scattered mining methods are employed.

### Geology

The VR is the principal economic horizon on Kopanang, accounting for over 95% of the gold mined. The VR is part of the Witwatersrand Supergroup and is stratigraphically located near the middle of the Central Rand Group in the Johannesburg Subgroup on an unconformity below the Krugersdorp Formation. The VR package

can reach a maximum thickness of over two metres and consists of a thin basal conglomerate (the C Facies) and a thicker sequence of upper conglomerates (the A Facies), separated by internal quartzite (the B Facies). Across most of the Kopanang lease area only the basal C Facies is mined.

The C Reef has been mined on a limited scale in the central parts of Kopanang, where the gold and uranium values are generally lower than the VR. The C Reef sub-crops in the north against the Gold Estates Conglomerates, and is eliminated in the south by younger, deeply eroded Kimberley Channels. The C Reef also contains two economic conglomerates, although the lowermost conglomerate is only preserved as small remnants.

# South Africa operations: Kopanang continued


V9
PK1
PK2
PK6 PK9
PK4 MZ2
MA1
Popeye II
Popeye III
Shaft Flat Faultey Fault
Shaft Steep Fault
Pillar Fault
PK17 Zuiping
Diagonal Dyke
PK17 A Zuiping
MZ2 Fault
Jersey Fault
Buffer Dyke
Shaft Flat Fault
Fault
44 Level
47 Level
50 Level
53 Level
56 Level
59 Level
62 Level
64 Level
68 Level
70 Level
73 Level
75 Level
Chuniespoort
Ventersdorp
Klerksdorp/Modeor
G.E.C
Kimberley Channels
MBA
MB1
MB2/3
Vaal Reef
MB5/6
MB7/10
0 200 400 600 800m

*Geological section of shaft pillar area*

## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Kopanang – Crystalkop Reef | Measured | 144 | 10.65 | 1,529 | 158 | 0.311 | 49 |
| | Indicated | 174 | 11.80 | 2,055 | 192 | 0.344 | 66 |
| | Inferred | 878 | 13.78 | 12,104 | 968 | 0.402 | 389 |
| | **Total** | 1,196 | 13.12 | 15,688 | 1,319 | 0.383 | 504 |
| Kopanang – Vaal Reef | Measured | 3,875 | 21.17 | 82,060 | 4,272 | 0.618 | 2,638 |
| | Indicated | 13,170 | 13.80 | 181,687 | 14,518 | 0.402 | 5,841 |
| | Inferred | 835 | 13.52 | 11,290 | 921 | 0.394 | 363 |
| | **Total** | 17,881 | 15.38 | 275,037 | 19,710 | 0.449 | 8,843 |
| Kopanang – Total Mineral Resource | Measured | 4,019 | 20.80 | 83,589 | 4,430 | 0.607 | 2,687 |
| | Indicated | 13,345 | 13.77 | 183,743 | 14,710 | 0.402 | 5,907 |
| | Inferred | 1,714 | 13.65 | 23,394 | 1.889 | 0.398 | 752 |
| | **Total** | 19,077 | 15.24 | 290,725 | 21,029 | 0.444 | 9,347 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (Mt) | Metric Grade (g/t) | Metric Au tonnes | Imperial Tons (Mt) | Imperial Grade (oz/t) | Imperial Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| Kopanang | Measured | 0.5 | 30.41 | 13.8 | 0.5 | 0.887 | 0.4 |
| | Indicated | 4.2 | 11.12 | 46.3 | 4.6 | 0.324 | 1.5 |
| | Inferred | 1.7 | 13.65 | 23.4 | 1.9 | 0.398 | 0.8 |
| | **Total** | 6.3 | 13.19 | 83.5 | 7.0 | 0.385 | 2.7 |

The VR in the western portion of the mine lease (Gencor 1E area) forms a potential mineable area. Approximately 20% to 30% of the exclusive Mineral Resource is expected to be taken up in safety and remnant pillars ahead of current mining.



**Kopanang: Mineral Resource reconciliation**
2006 vs 2007



**Kopanang: Ore Reserve reconciliation**
2006 vs 2007

## Ore Reserve

| Mine/Project | Reserve category | Metric | | | Imperial | | |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Kopanang – Crystalkop Reef | Proved | 108 | 4.23 | 458 | 119 | 0.124 | 15 |
| | Probable | 167 | 4.74 | 791 | 184 | 0.138 | 25 |
| | **Total** | 275 | 4.54 | 1,249 | 303 | 0.132 | 40 |
| Kopanang – Vaal Reef | Proved | 5,263 | 8.43 | 44,375 | 5,802 | 0.246 | 1,427 |
| | Probable | 13,499 | 6.62 | 89,403 | 14,880 | 0.193 | 2,874 |
| | **Total** | 18,762 | 7.13 | 133,778 | 20,681 | 0.208 | 4,301 |
| Kopanang – Total Ore Reserve | Proved | 5,371 | 8.35 | 44,833 | 5,921 | 0.243 | 1,441 |
| | Probable | 13,665 | 6.60 | 90,193 | 15,064 | 0.193 | 2,900 |
| | **Total** | 19,037 | 7.09 | 135,027 | 20,984 | 0.207 | 4,341 |

## Grade tonnage information





## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
| --- | --- | --- | --- | --- |
| Mineral Resource | S Kelly | PLATO | MS0095 | 23 years |
| Ore Reserve | J vZ Visser | PLATO | PMS0119 | 21 years |

# South Africa operations: Moab Khotsong



## Moab Khotsong

Moab Khotsong, which is still in development, lies to the south of and is contiguous with the lease area of Great Noligwa. The Mineral Resource at Moab Khotsong is structurally complex and highly faulted, with large fault-loss areas. Mining is based on a backfill system combined with bracket pillars. The raise lines are spaced 200m apart on the dip of the reef, with 25m-long panels. Backfill is carried to within four metres of the advancing stope faces and 75% of the total area extracted is likely to be backfilled.

### Geology

The Mineral Resource lies between 2,100m and 3,700m below surface, with only limited quantities of ore lying above 2,300m. The principal reef is the VR, as a down-dip extension to the south and south-east of the orebody mined at Kopanang and Great Noligwa mines. The reef is represented by an oligomictic conglomerate and the gold mineralisation is associated with carbon. The VR package can reach a maximum thickness of over two metres and consists of a thin basal conglomerate (the C Facies) and a thicker sequence of upper conglomerates (the A Facies), separated by internal quartzite (the B Facies). The C Reef is preserved in the northern part of the mine where the reef has been intersected by a number of boreholes. No development or stoping has taken place on the C Reef at Moab Khotsong.

## Project Zaaiplaats 2

Project Zaaiplaats 2 (PZ2) is situated at Moab Khotsong in the Vaal River Region of AngloGold Ashanti's South African operations. Moab Khotsong is the newest mine in the region and the PZ2 project is aimed at optimally extracting the deeper portion (lower mine) of the VR at Moab Khotsong.

Investigations into extracting this block of ground have been underway for several years but unfavourable market conditions have delayed the initiation of mining in this deeper block of ground (up to 3,500m below surface). The PZ2 project is planned to extend the life of Moab Khotsong for another 25 years until the mid 2030's. The project also allows other opportunities (mining and metallurgical) to come to the fore that would otherwise have been uneconomic.

The orebody is accessed through twin double-declines angled at 8°, the upper and lower declines, from which five production levels will originate. These will allow two attacking points into the orebody, as well as provide sufficient ventilation capacity. One of the lower declines will be a dedicated ore-handling system via a conveyor belt; each of the decline sets will have a dedicated men and material decline using chairlifts and a monorail; and the remaining upper decline will carry the majority of the services into the orebody. Shaft bottom will be situated at 4,027m below datum (3,509m below collar).

It is estimated that there are currently 3.5 million ounces of Ore Reserves within the orebody of the lower mine area. Further opportunities exist around the main block, but additional exploration will be required before these reserves can be published.

## Brownfields exploration

Brownfields exploration is currently focused on improving geological confidence in:

- the eastern, western and northern boundaries of the upper mine block;
- the internal structure of the upper mine block; and
- the lower mine block (Project Zaaiplaats 2).

Surface borehole MGR7 was completed during the year and the original cluster had a value of 715 cm.g/t over 46.4 cm whilst the long deflection cluster had a value of 1,474 cm.g/t over 79.2 cm. A long deflection was drilled from LIB13 and confirmed the location of both the cut-off and MKF1 faults and also indicated the presence of a large block of ground between 95 and 101 levels. LIB 9 commenced drilling from 92 level to test the structure interpretation between surface boreholes CY1 and MCY2 and is currently still in progress. The four surface boreholes and one LIB hole (MCY4, MCY5, MZA9, MMB5 and LIB9) are currently in progress and it is planned to commence with two further LIB holes (LIB4 and LIB10) in the new year.



# South Africa operations: Moab Khotsong continued



*Geological section through 103 line*

## Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Moab Khotsong – Vaal Reef | Measured | 1,448 | 14.28 | 20,688 | 1,597 | 0.417 | 665 |
| | Indicated | 16,999 | 19.08 | 324,284 | 18,738 | 0.556 | 10,426 |
| | Inferred | 4,288 | 19.58 | 83,960 | 4,727 | 0.571 | 2,699 |
| | **Total** | 22,735 | 18.87 | 428,932 | 25,062 | 0.550 | 13,790 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Moab Khotsong | Measured | 0.4 | 19.56 | 8.0 | 0.5 | 0.571 | 0.3 |
| | Indicated | 2.9 | 14.37 | 41.3 | 3.2 | 0.419 | 1.3 |
| | Inferred | 4.3 | 19.58 | 84.0 | 4.7 | 0.571 | 2.7 |
| | **Total** | 7.6 | 17.60 | 133.3 | 8.3 | 0.513 | 4.3 |

## Mineral Resource below infrastructure

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Moab Khotsong | **Total** | 13,562 | 18.01 | 244,304 | 14,950 | 0.525 | 7,855 |

Moab Khotsong: Mineral Resource reconciliation
2006 vs 2007



Moab Khotsong: Ore Reserve reconciliation
2006 vs 2007





# South Africa operations: Moab Khotsong continued

## Ore Reserve

| Mine/Project | Reserve category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Moab Khotsong – Vaal Reef | Proved | 1,153 | 7.86 | 9,056 | 1,271 | 0.229 | 291 |
| | Probable | 20,189 | 10.29 | 207,705 | 22,254 | 0.300 | 6,678 |
| | **Total** | 21,341 | 10.16 | 216,761 | 23,525 | 0.296 | 6,969 |

## Ore Reserve below infrastructure

| Mine/Project | Reserve category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Moab Khotsong | **Total** | 12,357 | 8.98 | 110,924 | 13,621 | 0.262 | 3,566 |

## Grade tonnage information



Moab Khotsong – Metric
Tonnes above cut-off (millions)
Ave grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off




Moab Khotsong – Imperial
Tons above cut-off (millions)
Ave grade above cut-off (oz/t)
Cut-off grade (oz/t)
Tons above cut-off
Ave grade above cut-off


## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | AC Barnard | PLATO | MTS0077 | 12 years |
| Ore Reserve | J Wall | PLATO | PMS0164 | 26 years |

# South Africa operations: Tau Lekoa



## Tau Lekoa

Tau Lekoa mine is located about 8km west of the town of Orkney, at the western extreme of the Klerksdorp Goldfields. The mine exploits the VCR at depths varying between 900m and 1,700m below surface. The VCR is the only reef exploited at Tau Lekoa and dips towards the west at an average angle of 30°. Tau Lekoa has a twin shaft system and mines to a depth of 1,650m. Tau Lekoa uses hydropower which has a centralised electro-hydraulic system as its primary source of energy production. Hydropower has been instrumental in improving labour productivity, which has played a vital role in assisting the mine to achieve its business objectives.

### Geology

The VCR is a gold bearing quartz pebble conglomerate (up to 5m thick) capping the uppermost angular unconformity of the Witwatersrand Supergroup. The topography of the VCR depositional area is uneven, and consists of a series of slopes and horizontal terraces at different elevations. The VCR is deposited over a number of terraces that are separated by slope material. Typically the terrace reef is a thicker, more robust conglomerate unit than the slope material, where hangingwall-footwall conditions may occur. The deepest terraces are the youngest, whereas the oldest terrace occupies a topographical horizon 28m above the youngest terrace. Generally the younger the terrace, the more mature the channel fill. The main channel is the youngest, most mature VCR facies at Tau Lekoa, and extends from the northeast into Tau Lekoa, before turning sharply towards the west. The older middle and upper terraces contain more immature conglomerates with more erratic gold grades.

# South Africa operations: Tau Lekoa continued



300 Level
W
E
600 Level
900 Level
1050 Level
1200 Level
1350 Level
1500 Level
1650 Level
1704 Level
Ventersdorp Lavas
Schoonspruit Fault
Nooitgedacht Fault
VCR
VCR
Buffeldoorn Fault
Goeden Fault
10 metre running dyke
5 metre running dyke
Witwatersrand quartzites and conglomerates
0
150
300m


*W-E section through Tau Lekoa Shaft*

## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Grade (g/t) | Au (kg) | Imperial Tons (000s) | Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Tau Lekoa – | Measured | 5,507 | 5.30 | 29,166 | 6,071 | 0.154 | 938 |
| Ventersdorp Contact Reef | Indicated | 32,266 | 4.88 | 157,353 | 35,567 | 0.142 | 5,059 |
| | Inferred | 2,568 | 5.98 | 15,356 | 2,830 | 0.174 | 494 |
| | **Total** | 40,341 | 5.00 | 201,875 | 44,468 | 0.146 | 6,490 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (Mt) | Grade (g/t) | Au tonnes | Imperial Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| Tau Lekoa | Measured | 3.7 | 4.97 | 18.4 | 4.1 | 0.145 | 0.6 |
| | Indicated | 25.3 | 4.74 | 120.0 | 27.9 | 0.138 | 3.9 |
| | Inferred | 2.6 | 5.98 | 15.4 | 2.8 | 0.174 | 0.5 |
| | **Total** | 31.6 | 4.86 | 153.8 | 34.9 | 0.142 | 4.9 |

The Exclusive Mineral Resource is sensitive to the gold price and a large portion of this Mineral Resource is due to the difference in Mineral Resource and Ore Reserve gold prices. Approximately 20 to 25% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.

## Tau Lekoa: Mineral Resource reconciliation
2006 vs 2007



## Tau Lekoa: Ore Reserve reconciliation
2006 vs 2007



## Ore Reserve

| | | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| Mine/Project | Reserve category | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Tau Lekoa – | Proved | 2,362 | 3.81 | 8,999 | 2,603 | 0.111 | 289 |
| Ventersdorp Contact Reef | Probable | 9,075 | 3.45 | 31,263 | 10,003 | 0.100 | 1,005 |
| | Total | 11,436 | 3.52 | 40,262 | 12,606 | 0.103 | 1,294 |

## Grade tonnage information

### Tau Lekoa – Metric



### Tau Lekoa – Imperial



## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | R Peattie | SACNASP | 400097/01 | 12 years |
| Ore Reserve | J vZ Visser | PLATO | PMS0119 | 21 years |

# South Africa operations: Mponeng



## Mponeng

Mponeng lies on the West Wits Line, close to Carletonville in the Gauteng Province and about 65km south-west of Johannesburg. Mining at Mponeng is conducted at an average depth of 2,800m. The mine operates two vertical hoisting shafts, a sub-shaft and two service shafts. The Mponeng lease area is constrained to the north by TauTona and Savuka, but is constrained only by the depth of the ore-body, which is open-ended, towards the south.

### Geology

The VCR is the only reef that is currently being mined at Mponeng. The VCR comprises of a quartz pebble conglomerate (up to 3m thick) capping the topmost angular unconformity of the Witwatersrand Supergroup. The footwall stratigraphy partially controls the reef type. Most of the VCR mined lies on footwall strata of the Kimberley

Formation, which is relatively argillaceous. More durable quartzites of the Elsburg Formation lie to the west, while the eastern side of the mine is dominated by the Booysens Shale.

Mponeng is also planning to mine the CLR. The CLR at Mponeng is on average a 20cm thick, tabular, auriferous quartz pebble conglomerate formed near the base of the Central Rand Group. The CLR is deeper than the VCR and currently there is an exploration programme drilling to improve resource confidence and confirm geological structures that occur at the lower levels. Of the three economic units that exist for the CLR, the Mponeng CLR target area is dominated by Unit 3 with a smaller portion of Unit 2 towards the east. Unit 2 is a complex channel deposit, and Unit 3 is the oldest of the CLR channel deposits sitting at the base of the package.

## Mponeng Carbon Leader Reef Project

Two economically viable reefs are mined in the West Wits area, the shallower VCR, and the deeper CLR. Both have been extensively mined at AngloGold Ashanti's TauTona and Savuka Mines, whilst Mponeng has only mined the VCR. Both reefs can be accessed down to 120 level (3,645m below datum), but there is currently no infrastructure in place that can service stoping operations below 120 level.

Mponeng is in a prime position to exploit the CLR, and had in fact originally been designed with this in mind via its sub-shaft deepening project which commenced in the mid-1990's. Due to economic factors at the time, this sub-shaft was stopped at 120 level in 2000 and is now being used to service the VCR mining operations.

The high-grade CLR below 120 level has remained inaccessible and this represents an enormous opportunity for Mponeng and for AngloGold Ashanti. A project team has been set up to design a "new mine" with the ability to access the CLR via tertiary shafts from Mponeng, enabling the mine to extend its life until at least 2040, and producing gold at its current levels.

The mine has been designed according to the Sequential Grid mining method, a technique developed at Elandsrand and Mponeng in the 1990's whereby stoping grids are pre-developed and reef extracted between dip-stabilising pillars. This method has proved successful in the management of seismicity, both from an overall reduction in seismic energy perspective, as well as from an increased mining flexibility view point. The shafts and infrastructure have been designed to fit the existing shaft system at Mponeng, and have the ability to sustain high levels of production.

The extension of Mponeng via the Carbon Leader Reef Project provides a strong base on which several regional benefits can be realised, as well as enabling other smaller projects to be brought in to match the extended life of the asset and region.



West
East
Semi-Siliceous Quartzite
Argillaceous Quartzite (very coarse grained to gritty)
Siliceous Quartzite
Dennys Quartzite
Upper Unit
Semi-Siliceous Quartzite
Middle Unit
VCR
Siliceous Quartzite
Lower Unit
True Angle 3,8°
Quartzite Siltstone
Elseburg Quartzite Formation
Kimberley Formation
Booysens Formation
40
0
300
Metres


### Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Mponeng – Carbon Leader Reef | Measured | 348 | 46.59 | 16,217 | 384 | 1.359 | 521 |
| | Indicated | 21,731 | 19.70 | 428,004 | 23,954 | 0.574 | 13,761 |
| | Inferred | 15,674 | 16.85 | 264,185 | 17,278 | 0.492 | 8,494 |
| | **Total** | 37,753 | 18.76 | 708,407 | 41,616 | 0.547 | 22,776 |
| Mponeng – Ventersdorp Contact Reef | Measured | 5,400 | 13.94 | 75,269 | 5,952 | 0.407 | 2,420 |
| | Indicated | 59,801 | 8.51 | 508,831 | 65,920 | 0.248 | 16,359 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 65,201 | 8.96 | 584,100 | 71,872 | 0.261 | 18,779 |
| Mponeng – Total Mineral Resource | Measured | 5,748 | 15.92 | 91,486 | 6,336 | 0.464 | 2,941 |
| | Indicated | 81,532 | 11.49 | 936,835 | 89,874 | 0.335 | 30,120 |
| | Inferred | 15,674 | 16.85 | 264,185 | 17,278 | 0.492 | 8,494 |
| | **Total** | 102,955 | 12.55 | 1,292,506 | 113,488 | 0.366 | 41,555 |

# South Africa operations: Mponeng continued

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Mponeng | Measured | 4.3 | 16.20 | 69.7 | 4.7 | 0.472 | 2.2 |
| | Indicated | 59.8 | 9.77 | 584.3 | 65.9 | 0.285 | 18.8 |
| | Inferred | 15.7 | 16.85 | 264.2 | 17.3 | 0.492 | 8.5 |
| | **Total** | 79.8 | 11.51 | 918.1 | 88.0 | 0.336 | 29.5 |

The CLR in the deeper portion of the orebody (below 126 level) and the VCR in the North of the mine lease form potentially mineable areas.

Approximately 35% to 40% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.

## Mineral Resource below infrastructure

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Mponeng – VCR below 120 level | **Total** | 8,678 | 14.23 | 123,518 | 9,565 | 0.415 | 3,971 |
| Mponeng – CLR below 120 level | **Total** | 34,553 | 17.89 | 618,051 | 38,088 | 0.522 | 19,871 |
| Mponeng | **Total** | 43,231 | 17.15 | 741,570 | 47,654 | 0.500 | 23,842 |



Mponeng: Mineral Resource reconciliation
2006 vs 2007



Mponeng: Ore Reserve reconciliation
2006 vs 2007

## Ore Reserve

| Mine/Project | Reserve category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Mponeng – Carbon Leader Reef | Proved | – | – | – | – | – | – |
| | Probable | 10,212 | 12.30 | 125,622 | 11,257 | 0.359 | 4,039 |
| | Total | 10,212 | 12.30 | 125,622 | 11,257 | 0.359 | 4,039 |
| Mponeng – Ventersdorp | Proved | 2,063 | 9.85 | 20,320 | 2,274 | 0.287 | 653 |
| Contact Reef | Probable | 22,081 | 7.69 | 169,882 | 24,340 | 0.224 | 5,462 |
| | Total | 24,144 | 7.88 | 190,202 | 26,614 | 0.230 | 6,115 |
| Mponeng – Total | Proved | 2,063 | 9.85 | 20,320 | 2,274 | 0.287 | 653 |
| | Probable | 32,293 | 9.15 | 295,504 | 35,597 | 0.267 | 9,501 |
| | Total | 34,356 | 9.19 | 315,824 | 37,871 | 0.268 | 10,154 |

## Ore Reserve below infrastructure

| Mine/Project | Reserve category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Mponeng – VCR below 120 level | Total | 7,162 | 9.70 | 69,447 | 7,895 | 0.283 | 2,233 |
| Mponeng – CLR below 120 level | Total | 10,211 | 12.30 | 125,622 | 11,256 | 0.359 | 4,039 |
| Mponeng | Total | 17,374 | 11.07 | 195,070 | 19,152 | 0.327 | 6,272 |

## Grade tonnage information



Mponeng – Metric



Mponeng – Imperial

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | RK Lavery | SACNASP | 144/89 | 26 years |
| Ore Reserve | R Brokken | PLATO | PMS0171 | 26 years |

# South Africa operations: Savuka



## Savuka

The Savuka mine is located about 18km south of the town of Carletonville, in the West Wits Goldfields. The mine exploits the CLR at depths varying between 2,600m and 3,500m below surface. The VCR, which on average is about 700m above the CLR is also exploited at Savuka, but to a lesser extent than the CLR. A combination of mining methods is used: longwall, conventional and sequential grid mining.

### Geology

The CLR is a thin, on average 20cm thick, tabular, auriferous quartz pebble conglomerate formed near the base of the Central Rand Group. The CLR has been divided into three stratigraphic units. Economically the most important unit is Unit 1 which is present as a sheet-like deposit over the whole mine. Unit 2 is a complex channel deposit that is only present along the western most limit of the current mining at Savuka. The reef may be over two metres thick where Unit 2 is developed. Unit 3 is preserved below Unit 1 in the southern parts of Savuka and is the oldest of the CLR conglomerates.

Production levels on the VCR at Savuka are not as high as on the CLR, with about 15% to 20% of the tonnage coming from the VCR. The VCR comprises of a quartz pebble conglomerate (up to 5m thick) capping the topmost angular unconformity of the Witwatersrand Supergroup. The topography of the VCR depositional area is uneven, and consists of a series of slopes and horizontal terraces at different elevations. It sub-outcrops against the base of the Ventersdorp Lavas in a direction parallel to strike across the north-western part of the lease area.

## Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Savuka – | Measured | 467 | 15.09 | 7,054 | 515 | 0.440 | 227 |
| Carbon Leader Reef | Indicated | 4,408 | 15.36 | 67,719 | 4,859 | 0.448 | 2,177 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 4,875 | 15.34 | 74,773 | 5,374 | 0.447 | 2,404 |
| Savuka – | Measured | 183 | 15.49 | 2,839 | 202 | 0.452 | 91 |
| Ventersdorp Contact Reef | Indicated | 269 | 13.87 | 3,733 | 297 | 0.405 | 120 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 452 | 14.53 | 6,572 | 499 | 0.424 | 211 |
| Savuka – | Measured | 651 | 15.20 | 9,893 | 717 | 0.443 | 318 |
| Total Mineral Resource | Indicated | 4,677 | 15.28 | 71,452 | 5,155 | 0.446 | 2,297 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 5,328 | 15.27 | 81,345 | 5,873 | 0.445 | 2,615 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Savuka | Measured | 0.6 | 15.09 | 9.2 | 0.7 | 0.440 | 0.3 |
| | Indicated | 2.6 | 15.69 | 41.5 | 2.9 | 0.458 | 1.3 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 3.3 | 15.58 | 50.7 | 3.6 | 0.454 | 1.6 |

The exclusive Mineral Resource is sensitive to the gold price and a large portion of this Mineral Resource is due to the difference in Mineral Resource and Ore Reserve gold prices. Approximately 40% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.



Savuka: Mineral Resource reconciliation
2006 vs 2007



Savuka Ore Reserve Reconciliation
2006 vs 2007

# South Africa operations: Savuka continued

## Ore Reserve

| Mine/Project | Reserve category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Savuka – | Proved | 31 | 5.86 | 180 | 34 | 0.171 | 6 |
| Carbon Leader Reef | Probable | 3,130 | 6.61 | 20,683 | 3,450 | 0.193 | 665 |
| | **Total** | 3,161 | 6.60 | 20,862 | 3,484 | 0.193 | 671 |
| Savuka – | Proved | 34 | 9.12 | 310 | 37 | 0.266 | 10 |
| Ventersdorp Contact Reef | Probable | 33 | 7.83 | 256 | 36 | 0.228 | 8 |
| | **Total** | 67 | 8.48 | 565 | 73 | 0.247 | 18 |
| Savuka – | Proved | 65 | 7.57 | 489 | 71 | 0.221 | 16 |
| Total Ore Reserve | Probable | 3,163 | 6.62 | 20,938 | 3,486 | 0.193 | 673 |
| | **Total** | 3,227 | 6.64 | 21,428 | 3,558 | 0.194 | 689 |

## Grade tonnage information



Savuka – Metric



Savuka – Imperial

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | RK Lavery | SACNASP | 144/89 | 26 years |
| Ore Reserve | R Brokken | PLATO | PMS0171 | 26 years |

# South Africa operations: TauTona



## TauTona

TauTona lies on the West Wits Line, close to Carletonville in Gauteng and about 70km south-west of Johannesburg. Mining at TauTona takes place at depths ranging from 1,800m to 3,500m, where the world's deepest stoping section is found. The mine has a main shaft system as well as a secondary and a tertiary shaft. It is predominantly a long-wall operation.

### Geology

The CLR is a thin, on average 20cm thick, tabular, auriferous quartz pebble conglomerate formed near the base of the Central Rand Group. The CLR has been divided into three stratigraphic units. Economically the most important unit is Unit 1, which is present as a sheet-like deposit over the whole mine, although the reef development

and grades tend to drop off very rapidly where Unit 1 overlies Unit 2. Unit 2 is a complex channel deposit that is only present along the easternmost limit of the current mining at TauTona mine. The reef may be over two metres thick where Unit 2 is developed. Unit 3 is preserved below Unit 1 in the southern parts of TauTona and is the oldest of the CLR conglomerates.

Production levels on the VCR at TauTona are currently limited, amounting to less than 10% of total production volumes. The VCR comprises of a quartz pebble conglomerate (up to 5m thick) capping the topmost angular unconformity of the Witwatersrand Supergroup. The topography of the VCR depositional area is uneven, and consists of a series of slopes and horizontal terraces at different elevations.

# South Africa operations: TauTona continued



N

S

Surface +1829m arial

Main shaft

66 level -1822m BC. +7m arial

sea level

Sub vertical shaft

Upper carbon leader

Ventersdorp Contact Reef

Carbon Leader Reef

100 level -2869m BC. +1030m arial

Lower Carbon Leader

Tertiary vertical shaft

120 level 3476m BC. -1647m arial

*Schematic section through TauTona shaft system*

## Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| TauTona – | Measured | 673 | 23.59 | 15,875 | 742 | 0.688 | 510 |
| Carbon Leader Reef | Indicated | 9,143 | 27.58 | 252,116 | 10,078 | 0.804 | 8,106 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 9,815 | 27.30 | 267,990 | 10,820 | 0.796 | 8,616 |
| TauTona – | Measured | 417 | 9.73 | 4,061 | 460 | 0.284 | 131 |
| Ventersdorp Contact Reef | Indicated | 773 | 11.80 | 9,113 | 852 | 0.344 | 293 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 1,190 | 11.07 | 13,175 | 1,312 | 0.323 | 424 |
| TauTona – | Measured | 1,090 | 18.29 | 19,936 | 1,202 | 0.533 | 641 |
| Total Mineral Resource | Indicated | 9,915 | 26.35 | 26,229 | 10,930 | 0.768 | 8,399 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 11,005 | 25.55 | 281,165 | 12,131 | 0.745 | 9,040 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| TauTona | Measured | 0.8 | 17.49 | 13.4 | 0.8 | 0.510 | 0.4 |
| | Indicated | 3.7 | 22.58 | 83.9 | 4.1 | 0.659 | 2.7 |
| | Inferred | – | – | – | – | – | – |
| | Total | 4.5 | 21.71 | 97.3 | 4.9 | 0.633 | 3.1 |

Approximately 40% of the exclusive Mineral Resource is expected to occur in safety and remnant pillars ahead of current mining.

## Mineral Resource below infrastructure

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| TauTona – Below infrastructure | Total | 3,572 | 33.60 | 120,001 | 3,937 | 0.980 | 3,858 |



TauTona: Mineral Resource reconciliation
2006 vs 2007



TauTona: Ore Reserve reconciliation
2006 vs 2007

# South Africa operations: TauTona continued

### Ore Reserve

| Mine/Project | Reserve category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| TauTona – | Proved | 201 | 12.51 | 2,512 | 221 | 0.365 | 81 |
| Carbon Leader Reef | Probable | 11,971 | 11.07 | 132,494 | 13,196 | 0.323 | 4,260 |
| | Total | 12,172 | 11.09 | 135,007 | 13,417 | 0.324 | 4,341 |
| TauTona – | Proved | 357 | 7.44 | 2,654 | 393 | 0.217 | 85 |
| Ventersdorp Contact Reef | Probable | 758 | 7.61 | 5,771 | 836 | 0.222 | 186 |
| | Total | 1,115 | 7.56 | 8,425 | 1,229 | 0.220 | 271 |
| TauTona – | Proved | 557 | 9.27 | 5,166 | 614 | 0.270 | 166 |
| Total Ore Reserve | Probable | 12,729 | 1086 | 138,265 | 14,032 | 0.317 | 4,445 |
| | Total | 13,287 | 10.80 | 143,432 | 14,646 | 0.315 | 4,611 |

### Ore Reserve below infrastructure

| Mine/Project | Reserve category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| TauTona | Total | 4,542 | 13.71 | 62,267 | 5,007 | 0.400 | 2,002 |

## Grade tonnage information



TauTona – Metric



TauTona – Imperial

### Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
| --- | --- | --- | --- | --- |
| Mineral Resource | R Orton | PLATO | MS0096 | 23 years |
| Ore Reserve | MW Armstrong | PLATO | MS0054 | 22 years |

# South Africa operations: Surface



## Surface

| Mineral Resource | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | **Metric** | | | **Imperial** | | |
| **Mine/Project** | **Resource category** | **Tonnes (000s)** | **Grade (g/t)** | **Au (kg)** | **Tons (000s)** | **Grade (oz/t)** | **Au ounces (000s)** |
| Vaal River Surface | Measured | – | – | – | – | – | – |
| | Indicated | 417,886 | 0.37 | 155,277 | 460,640 | 0.011 | 4,992 |
| | Inferred | 5,017 | 0.69 | 3,454 | 5,531 | 0.020 | 111 |
| | **Total** | 422,903 | 0.38 | 158,730 | 466,171 | 0.011 | 5,103 |
| West Wits Surface | Measured | – | – | – | – | – | – |
| | Indicated | 161,500 | 0.25 | 40,538 | 178,023 | 0.007 | 1,303 |
| | Inferred | 6,830 | 0.62 | 4,208 | 7,528 | 0.018 | 135 |
| | **Total** | 168,329 | 0.27 | 44,746 | 185,551 | 0.008 | 1,439 |
| Total Mineral Resource | Measured | – | – | – | – | – | – |
| | Indicated | 579,385 | 0.34 | 195,814 | 638,663 | 0.010 | 6,296 |
| | Inferred | 11,847 | 0.65 | 7,661 | 13,059 | 0.090 | 246 |
| | **Total** | 591,232 | 0.34 | 203,476 | 651,722 | 0.010 | 6,542 |

# South Africa operations: Surface continued

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (Mt) | Grade (g/t) | Au tonnes | Imperial Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| Vaal River Surface | Measured | – | – | – | – | – | – |
| | Indicated | 298.2 | 0.29 | 87.5 | 328.7 | 0.009 | 2.8 |
| | Inferred | 5.0 | 0.69 | 3.5 | 5.5 | 0.020 | 0.1 |
| | **Total** | 303.2 | 0.30 | 91.0 | 334.2 | 0.009 | 2.9 |
| West Wits | Measured | – | – | – | – | – | – |
| | Indicated | 161.5 | 0.25 | 40.5 | 178.0 | 0.007 | 1.3 |
| | Inferred | 6.8 | 0.62 | 4.2 | 7.5 | 0.018 | 0.1 |
| | **Total** | 168.3 | 0.27 | 44.7 | 185.6 | 0.008 | 1.4 |
| Total Exclusive Mineral Resource | Measured | – | – | – | – | – | – |
| | Indicated | 459.7 | 0.54 | 128.0 | 506.7 | 0.016 | 4.1 |
| | Inferred | 11.8 | 1.31 | 7.7 | 13.0 | 0.038 | 0.3 |
| | **Total** | 471.5 | 0.57 | 135.7 | 519.8 | 0.017 | 4.4 |

The exclusive Mineral Resource comprises largely of tailings storage facilities.

### Vaal River Surface: Mineral Resource reconciliation
2006 vs 2007



### West Wits Surface: Mineral Resource reconciliation
2006 vs 2007



## Ore Reserve

| Mine/Project | Resource category | Metric Tonnes (000s) | Grade (g/t) | Au (kg) | Imperial Tons (000s) | Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Vaal River Surface | Proved | – | – | – | – | – | – |
| | Probable | 118,715 | 0.50 | 59,858 | 130,861 | 0.015 | 1,924 |
| | **Total** | 118,715 | 0.50 | 59,858 | 130,861 | 0.015 | 1,924 |

### Vaal River Surface: Ore Reserve reconciliation
2006 vs 2007



| | Ounces (millions) |
|---|---|
| 2.0 | |
| 1.8 | |
| 1.5 | |

1.9 2006 | -0.1 Depletion | 0.1 Model change | 0.0 Scope change | 1.9 2007

Change

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | T Flitton | SACNASP | 400277/06 | 6 years |
| Ore Reserve | J vZ Visser | PLATO | PMS0119 | 21 years |



# Argentina operations: overview





AngloGold Ashanti has a single operation in Argentina, the Cerro Vanguardia mine, which is a joint venture with Formicruz (the province of Santa Cruz). The province of Santa Cruz holds 7.5% and the remaining 92.5% belongs to AngloGold Ashanti.

### Mineral Resource and Ore Reserve gold price and exchange rates

|  | Units | 2007 | 2006 |
|---|---|---|---|
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **600** | 550 |
| Exchange rate – Argentina | AR/US$ | **3.04** | 6.50 |

### Mineral Resource and Ore Reserve comparison by operation (attributable)

| Mine/Project | Percentage attributable | Category | Gold content (million ounces) | | | | | | | Comments |
|---|---|---|---|---|---|---|---|---|---|---|
|  |  |  | 2006 | Depletion[1] | Other change[2] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion |  |
| Cerro Vanguardia | 92.5% | Resource | 3.689 | (0.193) | 0.003 | 0% | 3.499 | (0.190) | (5%) | Depletion |
|  |  | Reserve | 1.568 | (0.232) | 0.543 | 35% | 1.879 | 0.311 | 20% | Additional pits plus the effects of a higher gold price offset the depletion |
| **Argentina Totals** |  | Resource | 3.689 | (0.193) | 0.003 | 0% | 3.499 | (0.190) | (5%) |  |
|  |  | Reserve | 1.568 | (0.232) | 0.543 | 35% | 1.879 | 0.311 | 20% |  |

1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.
2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

## Mineral Resource estimation

The Mineral Resource estimates are computed using the relevant computer modules of Datamine® software package. The geological model is a critical input to the Mineral Resource estimation process. The orebody boundaries for each geological entity (veins, stock work, wall rock) are defined from the detailed logging of all geological bore holes and after validation this information is used in the system to create a three dimensional model. This model is subsequently populated with a 5 x 25 x 5m (X by Y by Z) block model. The block sizes used are chosen to represent the dimensions in which the deposit is intended to be mined. Volumetric measurements of the orebody are subsequently computed in the system using the relevant block dimensions.

Ordinary kriging is used to perform the grade interpolation. Field tests are conducted to determine appropriate in-situ densities. The mining of a specific area of the orebody is surveyed and an accurate measurement of the corresponding mass associated with the mining area is recorded. The in-situ density is then computed by dividing the mass by the surveyed volume. Using the volume, grade and density information, the Mineral Resource estimates are computed for the individual orebodies.

| Details of average drill-hole spacing and type in relation to Mineral Resource classification | | | | | | |
|---|---|---|---|---|---|---|
| | | | **Type of Drilling** | | | |
| **Mine/Project** | **Category** | **Spacing m (- x -)** | **Diamond** | **RC** | **Other** | **Comments** |
| Cerro Vanguardia | Measured | 12.5 x 5 | ✓ | ✓ | | |
| | Indicated | 25 x 10 | ✓ | ✓ | | |
| | Inferred | 40 x 15 | ✓ | | | |
| | Grade/ore control | 12.5 x 5 | | ✓ | | |

## Ore Reserve estimation

The appropriate Mineral Resource models are used as the basis for Ore Reserves. All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process. This is based on the original block grades and tonnage and includes waste material (both internal and external). Appropriate Ore Reserve cut-off grades are applied and all blocks above this cut-off are reported. For the reserve optimisation, Whittle® software was used and Datamine® software was utilised to design the pits.

| Ore Reserve modifying factors (as at 31 December 2007) | | | | | |
|---|---|---|---|---|---|
| | **Mineral Resource** | **Ore Reserve** | | | |
| **Mine/Project** | **cut-off grade g/t (Au)** | **cut-off grade g/t (Au)** | **Dilution[1] %** | **Metal-lurgical recovery** | **Other factor** |
| Cerro Vanguardia | 1.89 | 2.1 | | 95.02 | n/a |

1. There is 50cm of dilution on each side of the quartz vein.

# Argentina operations: Cerro Vanguardia



## Cerro Vanguardia

The Cerro Vanguardia property is located 160km north-west of Puerto San Julian. The property is situated within the southern Deseado Masive.

### Geology

The oldest rocks in this part of Patagonia are of Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens, and are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000km². These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold-bearing veins at Cerro Vanguardia. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.

Gold and silver mineralisation at Cerro Vanguardia occurs within a vertical range of about 150m to 200m, in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing one set strikes about N40W and generally dips 65° to 90° to the east while the other set strikes about N75W and the veins dip 60° to 80° to the south. They are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms as massive quartz, banded chalcedonic quartz and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidised to limonite. The veins show sharp contacts with the surrounding ignimbrite, which hosts narrow stockwork zones that are weakly mineralised, and appear to have been cut by a sequence of north-east trending faults that have southerly movement with no appreciable lateral displacement.

## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Cerro Vanguardia – | Measured | 9,638 | 0.76 | 7,347 | 10,624 | 0.022 | 236 |
| Stockpile Full Grade | Indicated | 12,161 | 0.60 | 7,356 | 13,405 | 0.018 | 237 |
| | Inferred | 1,451 | 0.61 | 878 | 1,599 | 0.018 | 28 |
| | **Total** | 23,249 | 0.67 | 15,581 | 25,628 | 0.020 | 501 |
| Cerro Vanguardia – | Measured | 1,434 | 8.04 | 11,535 | 1,580 | 0.235 | 371 |
| Vein Mineral Resources | Indicated | 8,984 | 7.95 | 71,439 | 9,903 | 0.232 | 2,297 |
| | Inferred | 1,452 | 7.09 | 10,290 | 1,601 | 0.207 | 331 |
| | **Total** | 11,870 | 7.86 | 93,263 | 13,084 | 0.229 | 2,998 |
| Cerro Vanguardia – | Measured | 11,071 | 1.71 | 18,882 | 12,214 | 0.050 | 607 |
| Total Mineral Resource | Indicated | 21,145 | 3.73 | 78,795 | 23,308 | 0.109 | 2,533 |
| | Inferred | 2,903 | 3.85 | 11,168 | 3,200 | 0.112 | 359 |
| | **Total** | 35,119 | 3.10 | 108,845 | 38,712 | 0.090 | 3,499 |

## Mineral Resource by-product: Silver (Ag)

| Mine/Project | Resource category | Tonnes (Mt) | Metric Grade (g/t) | Ag tonnes | Tons (Mt) | Imperial Grade (oz/t) | Ag (Moz) |
|---|---|---|---|---|---|---|---|
| Cerro Vanguardia | Measured | 11.1 | 27.15 | 300.5 | 12.2 | 0.792 | 9.7 |
| | Indicated | 21.1 | 67.94 | 1,436.6 | 23.3 | 1.982 | 46.2 |
| | Inferred | 2.9 | 65.77 | 190.9 | 3.2 | 1.918 | 6.1 |
| | **Total** | 35.1 | 54.90 | 1,928.1 | 38.7 | 1.601 | 62.0 |

### Inferred Mineral Resource in pit optimisation

Inferred Mineral Resources were used in the pit optimisation process and 0.085 million ounces are present in the optimised pit.

## Ore Reserve

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Cerro Vanguardia – | Proved | 46 | 4.32 | 197 | 50 | 0.126 | 6 |
| Stockpile Full Grade Ore | Probable | – | – | – | – | – | – |
| | **Total** | 46 | 4.32 | 197 | 50 | 0.126 | 6 |
| Cerro Vanguardia – | Proved | 998 | 6.17 | 6,153 | 1,100 | 0.180 | 198 |
| Vein Mineral Resources | Probable | 7,917 | 6.58 | 52,082 | 8,727 | 0.192 | 1,674 |
| | **Total** | 8,915 | 6.53 | 58,235 | 9,828 | 0.191 | 1,872 |
| Cerro Vanguardia – | Proved | 1,044 | 6.08 | 6,349 | 1,150 | 0.177 | 204 |
| Total Ore Reserves | Probable | 7,917 | 6.58 | 52,082 | 8,727 | 0.192 | 1,674 |
| | **Total** | 8,961 | 6.52 | 58,432 | 9,878 | 0.190 | 1,879 |

# Argentina operations: Cerro Vanguardia continued

## Ore Reserve by-product: Silver (Ag)

| Mine/Project | Reserve category | Tonnes (Mt) | Grade (g/t) | Ag tonnes | Tons (Mt) | Grade (oz/t) | Ag (Moz) |
|---|---|---|---|---|---|---|---|
| Cerro Vanguardia | Proved | 1.0 | 71.37 | 74.5 | 1.2 | 2.081 | 2.4 |
| | Probable | 7.9 | 112.25 | 888.7 | 8.7 | 3.274 | 28.6 |
| | Total | 9.0 | 107.49 | 936.2 | 9.9 | 3.135 | 31.0 |

Cerro Vanguardia: Mineral Resource reconciliation
2006 vs 2007



Cerro Vanguardia: Ore Reserve reconciliation
2006 vs 2007



## Grade tonnage information

Cerro Vanguardia – Metric



Cerro Vanguardia – Imperial



## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | AHM Silva | AusIMM | 224831 | 9 years |
| Ore Reserve | ER Lopez | PLATO | CPG2353 | 13 years |

# Australia operations: overview



N
Darwin
AUSTRALIA
Western Australia
Laverton
Kalgoorlie
Perth
Tropicana
Sunrise Dam
Boddington
Adelaide
Canberra
Sydney
Brisbane
Melbourne
Tasmania
0
800km
Operations/projects


The Australian assets (formerly Acacia Resources Ltd) were acquired at the end of 1999 and comprise of Sunrise Dam and Boddington gold mines and now the Tropicana Project.

AngloGold Ashanti owns 100% of Sunrise Dam gold mine. AngloGold Ashanti has a 33.33% interest in Boddington with joint venture partner Newmont Mining Corporation holding 66.67%. Boddington gold mine is managed by the BGM Management Company Pty Ltd (BGMMCo), which is now 100% owned by Newmont. The management of the company reports to a joint venture executive committee, which controls the joint venture.

The Tropicana Project is a joint venture with Independence Group NL (IGO) in which AngloGold Ashanti Australia Limited (AGAA) holds 70% and free carries IGO to the end of pre-feasibility.

## Mineral Resource and Ore Reserve gold price and exchange rates

| Sunrise Dam Gold Mine | Units | 2007 | 2006 |
|---|---|---|---|
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **600** | 550 |
| Exchange rate – Australia | US$/Aus$ | **0.71** | 0.73 |

| Boddington Gold Mine | Units | 2007 | 2006 |
|---|---|---|---|
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **575** | 500 |
| Exchange rate – Australia | US$/Aus$ | **0.77** | 0.74 |

## Ore Reserve modifying factors (as at 31 December 2007)

| Mine/Project | Cut-off grade g/t (Au) | Dilution[1] % | Metallurgical recovery factor | Other factor |
|---|---|---|---|---|
| Boddington | 0.32[2] | n/a | 81.6%[3] | n/a |
| Sunrise Dam – open pit | 1.0 | n/a | 83.5% | n/a |
| Sunrise Dam – underground | 1.5[4] | 19.5[5] | 91%[5] | n/a |

1. *Where no dilution factor is indicated the dilution is inherent in the resource model estimate.*
2. *Cut-off is based on a net smelter return of A$8.28/t which approximates to 0.4g/t Au over LOM.*
3. *LOM average metallurgical recovery for copper is 82.7%.*
4. *Targeting average grade.*
5. *Average across pit designs.*

# Australia operations: overview continued

## Details of average drill-hole spacing and type in relation to Mineral Resource classification

| Mine/Project | Category | Spacing m (- x -) | Type of Drilling | | | Comments |
|---|---|---|---|---|---|---|
| | | | Diamond | RC | Other | |
| Boddington | Measured | 25 x 25 | ✓ | ✓ | | Mineral Resources were classified using a combination of drill-hole spacing, number of samples in estimate and average distance to samples. |
| | Indicated | 50 x 50 | ✓ | ✓ | | |
| | Inferred | 100 x 200 | ✓ | ✓ | | |
| | Grade/ore control | | | | | Not applicable. |
| Sunrise Dam | Measured | 10 x 10 and 25 x 25 | ✓ | ✓ | | Mineral Resources were classified using a combination of drill-hole spacing, number of samples in estimate, average distance to samples and confidence in geological interpretation/estimate. |
| | Indicated | 20 x 20 and 40 x 40 | ✓ | ✓ | | |
| | Inferred | 50 x 100 | ✓ | ✓ | | |
| | Grade/ore control | 6 x 6 and 10 x 10 | ✓ | ✓ | | Blastholes were historically used for grade control in Sunrise Pit by Placer. |

## Ore Reserve estimation

The Ore Reserve is estimated by Lerch-Grossman pit optimisation using the relevant Mineral Resource models and updated geotechnical and metallurgical parameters and appropriate operating costs. The recoverable gold Mineral Resource model has been estimated either by a geostatistical technique called multiple indicator kriging or uniform conditioning (non-linear geostatistical methods) and reflects the selectivity or selective mining unit (SMU) of the mining equipment that is intended to be used to recover the Mineral Resource within the Ore Reserve pit design.

## Modifying factors

The Boddington cut-off grade is formulated on a net revenue basis (Net Smelter Return (NSR)) taking into account gold and copper grade/metal price/recovery. The 0.32g/t COG approximates a life of mine cut-off grade. This represents diorite material and using unit gold/copper prices of A$750/oz and A$2.00/lb respectively. This NSR with gold leach and gravity contributions cut-off grade is A$8.28/t and includes stockpile rehandle mining cost of A$0.91/t thereby allowing for an elevated cut-off grade strategy over the life of mine and inclusive of an end of mine life rehandle cost.

## Mineral Resource and Ore Reserve comparison by operation (attributable)

| Mine/Project | Percentage attributable | Category | Gold content (million ounces) | | | | | | | Comments |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | 2006 | Depletion[1] | Other change[2] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion | |
| Boddington | 33.33% | Resource | 10.290 | 0.000 | (0.011) | 0% | 10.279 | (0.011) | 0% | No change. Gains were offset by increased costs |
| | | Reserve | 4.544 | 0.000 | 0.998 | 22% | 5.542 | 0.998 | 22% | The upgrade of Inferred Mineral Resource within the pit shell by drilling |
| Sunrise Dam | 100% | Resource | 3.637 | (0.845) | 0.286 | 8% | 3.078 | (0.559) | (15%) | Depletion was partly offset by gains due to successful exploration |
| | | Reserve | 1.889 | (0.665) | 0.410 | 22% | 1.634 | (0.255) | (13%) | Gains made by the drilling results at Cosmo did not manage to offset depletion |
| Tropicana | 70% | Resource | 0.000 | 0.000 | 2.837 | – | 2.837 | 2.837 | 0% | Successful greenfields exploration |
| | | Reserve | – | – | – | – | – | – | – | |
| **Australia Totals** | | Resource | 13.927 | (0.845) | 3.112 | 22% | 16.194 | 2.267 | 16% | |
| | | Reserve | 6.433 | (0.665) | 1.408 | 22% | 7.176 | 0.743 | 12% | |

*1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.*

*2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.*

# Australia operations: Boddington



## Boddington

The operation is situated approximately 120km south-east of Perth in Western Australia.

### Geology

Boddington is located in the Archaean Saddleback greenstone belt in the south-west of Western Australia. The main zone of gold mineralisation occurs reasonably continuously over a strike length of over 5km and a width of about 1km. The previous oxide operation, which closed in 2001, produced approximately 6.1 million ounces over a mine life of 15 years from a lateritic deposit developed over a large basement Mineral Resource. This basement Mineral Resource, beneath the oxide pits, is hosted predominantly by andesitic volcanics and diorites, and contains both gold and copper mineralisation. Construction of the 35.2 Mtpa basement treatment plant is well advanced, with production anticipated to commence late 2008-early 2009.

### Mineral Resource estimation

The Mineral Resource and Ore Reserve of the Boddington expansion project have been updated as part of the annual evaluation process by BGMMCo personnel. The geostatistical method of Uniform Conditioning Is used to estimate the Mineral Resource All available geological drill-hole information is validated for use in the models and the local geology of the ore body is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.

# Australia operations: Boddington continued

## Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Boddington – Open pit | Measured | 66,035 | 0.83 | 54,479 | 72,791 | 0.024 | 1,752 |
| | Indicated | 284,781 | 0.67 | 191,997 | 313,917 | 0.020 | 6,173 |
| | Inferred | 126,513 | 0.58 | 73,125 | 139,457 | 0.017 | 2,351 |
| | **Total** | 477,329 | 0.67 | 319,600 | 526,165 | 0.020 | 10,275 |
| Boddington – Stockpile | Measured | – | – | – | – | – | – |
| | Indicated | 146 | 0.81 | 118 | 161 | 0.024 | 4 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 146 | 0.81 | 118 | 161 | 0.024 | 4 |
| Boddington – | Measured | 66,035 | 0.83 | 54,479 | 72,791 | 0.024 | 1,752 |
| Total Mineral Resources | Indicated | 284,927 | 0.67 | 192,115 | 314,078 | 0.020 | 6,177 |
| | Inferred | 126,513 | 0.58 | 73,125 | 139,457 | 0.017 | 2,351 |
| | **Total** | 477,475 | 0.67 | 319,718 | 526,326 | 0.020 | 10,279 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Boddington | Measured | 9.4 | 0.44 | 4.1 | 10.4 | 0.013 | 0.1 |
| | Indicated | 125.1 | 0.56 | 70.0 | 137.9 | 0.016 | 2.2 |
| | Inferred | 126.5 | 0.58 | 73.1 | 139.5 | 0.017 | 2.4 |
| | **Total** | 261.1 | 0.56 | 147.2 | 287.8 | 0.016 | 4.7 |

## Mineral Resource by-products: Copper (Cu)

| Mine | Mineral Resource category | Tonnage (Mt) | Grade (ppm) | Copper (Mt) |
|---|---|---|---|---|
| Boddington | Measured | 66.0 | 1,043 | 0.069 |
| | Indicated | 284.9 | 986 | 0.281 |
| | Inferred | 126.5 | 967 | 0.122 |
| | **Total** | 477.5 | 989 | 0.472 |

Boddington: Mineral Resource reconciliation
2006 vs 2007



Boddington: Ore Reserve reconciliation
2006 vs 2007



## Ore Reserve

| Mine/Project | Reserve category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Boddington – | Proved | 56,631 | 0.89 | 50,338 | 62,425 | 0.026 | 1,618 |
| Open pit | Probable | 159,495 | 0.76 | 121,927 | 175,814 | 0.022 | 3,920 |
| | Total | 216,127 | 0.80 | 172,265 | 238,239 | 0.023 | 5,538 |
| Boddington – | Proved | – | – | – | – | – | – |
| Stockpile | Probable | 146 | 0.81 | 118 | 161 | 0.024 | 4 |
| | Total | 146 | 0.81 | 118 | 161 | 0.024 | 4 |
| Boddington – | Proved | 56,631 | 0.89 | 50,338 | 62,425 | 0.026 | 1,618 |
| Total Ore Reserves | Probable | 159,641 | 0.76 | 122,045 | 175,974 | 0.022 | 3,924 |
| | Total | 216,273 | 0.80 | 172,383 | 238,400 | 0.023 | 5,542 |

## Ore Reserve by-products: Copper (Cu)

| Mine/Project | Mineral Resource category | Tonnage (Mt) | Grade (ppm) | Copper (Mt) |
|---|---|---|---|---|
| Boddington | Proved | 56.6 | 1,105 | 0.063 |
| | Probable | 159.5 | 1,061 | 0.169 |
| | Total | 216.1 | 1,073 | 0.232 |

## Grade tonnage information





## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | K Gleeson | AusIMM | 202246 | Newmont Geology Manager |
| Ore Reserve | S Williams | AusIMM | 204071 | Newmont Engineering Manager |

# Australia operations: Sunrise Dam



## Sunrise Dam

Sunrise Dam lies some 220km north-northeast of Kalgoorlie and 55km south of Laverton in Western Australia. The mine is 100% owned by AngloGold Ashanti. The mine comprises a large open-pit operation and an underground project. Mining is carried out by contractors and ore is treated in a conventional gravity and leach process plant.

### Geology

At Sunrise Dam gold mineralisation is structurally controlled and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted. There are three dominant domains recognised:

(i) Shear-related and high strain – e.g. Sunrise Shear Zone,

(ii) Stock work development in planar faults with brittle characteristics (these occur in all rock types and are commonly concentrated at lithofacies contacts within the volcanic stratigraphy or the porphyry margin and within hinge domains within the magnetite shales) – e.g. Western Shear Zone, Watu, Cosmo, Summercloud; and

(iii) Placer-style mineralisation hosted within the fluvial sediments.

The vein and shear styles of gold mineralisation are introduced primarily during the third and fourth deformation stages and variations in structural style, ore and gangue mineralogy and alteration intensity are observed locally. Secondary (supergene) gold mineralisation is also an important part of the Cleo-Sunrise ore system and is highlighted by extremely high gold grades developed near the base of tertiary paleochannels and horizontal blankets of mineralisation related to iron redox fronts and associated water tables.


Legend
Sandstone / Siltstone
Magnetite Shale
Dolerite / Basalt
Zones of Alteration
Andesite
Volcaniclastic – conglomerate
Coarse – Porphryitic
Intermed. Intrusive
Mineralised Zones
Approx. Generalised Pit shell
Lamprophyre Dykes

*Schematic geological section of Sunrise Dam (looking North). Field of view is approximately 2km West to East.*

## Mineral Resource estimation

open-pit estimates are generated using a geostatistical method called multiple indicator kriging. All available geological drill-hole information is validated for use in the models and the local geology of the ore body is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.

Estimation for the underground Mineral Resources uses the geological model boundaries to subdivide all drill-hole data into appropriate domains. Statistical analyses are performed on these domains and in a similar manner to that of open-pit estimation, high grade outliers are identified and appropriately cut back to the upper limit of the population. A geostatistical method called ordinary kriging is used to produce estimates of a pre-determined block size. These block sizes are 10m x 10m and 20m x 20m. The geostatistical technique of Conditional Simulation has been used to estimate the Cosmo ore zone.

### Mineral Resource

| | | | Metric | | | Imperial | |
|---|---|---|---|---|---|---|---|
| **Mine/Project** | **Resource category** | **Tonnes (000s)** | **Grade (g/t)** | **Au (kg)** | **Tons (000s)** | **Grade (oz/t)** | **Au ounces (000s)** |
| Sunrise Dam – Golden Delicious | Measured | – | – | – | – | – | – |
| | Indicated | 1,038 | 1.84 | 1,910 | 1,144 | 0.054 | 61 |
| | Inferred | 2,643 | 1.64 | 4,335 | 2,913 | 0.048 | 139 |
| | **Total** | 3,681 | 1.70 | 6,244 | 4,058 | 0.049 | 201 |
| Sunrise Dam – Open pit | Measured | 20,055 | 1.63 | 32,634 | 22,106 | 0.047 | 1,049 |
| | Indicated | 2,403 | 2.67 | 6,422 | 2,648 | 0.078 | 206 |
| | Inferred | 15 | 3.67 | 56 | 17 | 0.107 | 2 |
| | **Total** | 22,472 | 1.74 | 39,112 | 24,772 | 0.051 | 1,257 |
| Sunrise Dam – Underground | Measured | – | – | – | – | – | – |
| | Indicated | 5,790 | 4.73 | 27,363 | 6,382 | 0.138 | 880 |
| | Inferred | 2,076 | 11.09 | 23,018 | 2,288 | 0.323 | 740 |
| | **Total** | 7,866 | 6.41 | 50,381 | 8,670 | 0.187 | 1,620 |
| Sunrise Dam – Total Mineral Resource | Measured | 20,055 | 1.63 | 32,634 | 22,106 | 0.047 | 1,049 |
| | Indicated | 9,230 | 3.87 | 35,695 | 10,175 | 0.113 | 1,148 |
| | Inferred | 4,734 | 5.79 | 27,409 | 5,219 | 0.169 | 881 |
| | **Total** | 34,019 | 2.81 | 95,738 | 37,500 | 0.082 | 3,078 |

# Australia operations: Sunrise Dam continued

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Sunrise Dam | Measured | 8.1 | 2.52 | 20.4 | 8.9 | 0.074 | 0.7 |
| | Indicated | 4.3 | 2.99 | 12.9 | 4.7 | 0.087 | 0.4 |
| | Inferred | 4.7 | 5.79 | 27.4 | 5.2 | 0.169 | 0.9 |
| | **Total** | 17.1 | 3.55 | 60.6 | 18.9 | 0.103 | 2.0 |

### Inferred Mineral Resource in pit optimisation

Inferred Mineral Resources were used in the pit optimisation process and 0.017 million ounces are present in the optimised pit.



Sunrise Dam: Mineral Resource reconciliation
2006 vs 2007



Sunrise Dam: Ore Reserve reconciliation
2006 vs 2007

## Ore Reserve

| Mine/Project | Reserve category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Sunrise Dam – Open pit | Proved | 11,982 | 2.33 | 27,902 | 13,208 | 0.068 | 897 |
| | Probable | 1,850 | 3.11 | 5,762 | 2,040 | 0.091 | 185 |
| | **Total** | 13,832 | 2.43 | 33,664 | 15,247 | 0.071 | 1,082 |
| Sunrise Dam – Underground | Proved | 31 | 8.20 | 251 | 34 | 0.239 | 8 |
| | Probable | 3,310 | 5.11 | 16,912 | 3,648 | 0.149 | 544 |
| | **Total** | 3,340 | 5.14 | 17,163 | 3,682 | 0.150 | 552 |
| Sunrise Dam – Total Ore Reserve | Proved | 12,013 | 2.34 | 28,153 | 13,242 | 0.068 | 905 |
| | Probable | 5,160 | 4.39 | 22,674 | 5,688 | 0.128 | 729 |
| | **Total** | 17,173 | 2.96 | 50,827 | 18,929 | 0.086 | 1,634 |

## Grade tonnage information



Sunrise Dam Surface – Metric



Sunrise Dam Surface – Imperial

| Competent persons | | | | | |
| --- | --- | --- | --- | --- | --- |
| Operation | Type | Name | Professional organisation | Registration number | Relevant experience |
| Sunrise Dam – Surface | Mineral Resource | B Catto | AusIMM | 202721 | 12 years |
| | Ore Reserve | P Christians | AusIMM | 221754 | 23 years |
| Sunrise Dam – Underground | Mineral Resource | J Biggam | AusIMM | 112082 | 14 years |
| | Ore Reserve | S Tombs | AusIMM | 105785 | 30 years |



# Australia operations: Tropicana



## Tropicana

The Tropicana gold deposit is located approximately 350km north-east of Kalgoorlie within the Great Victoria Desert, Western Australia. Tropicana is the first deposit discovered in this remote greenfields exploration area.

### Geology

The Tropicana deposit comprises two known mineralised zones, the Tropicana zone to the north and Havana zone to the south. Together the known mineralised zones define a system that extends over a 4km strike length. The lenses have been tested to a vertical depth of 350m to 400m, and are open down dip. The Tropicana and Havana zones are grossly "stratiform" within the preferred gneissic host sequence. Havana zone consists of multiple stacked lenses, whereas Tropicana comprises one main mineralised lens.

### Mineral Resource estimation

The geostatistical method of Uniform Conditioning Is used to estimate the Mineral Resource. All available geological drill-hole information is validated for use in the models and the local geology of the ore body is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.

## Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Tropicana – Open pit | Measured | – | – | – | – | – | – |
| | Indicated | 21,788 | 2.09 | 45,559 | 24,018 | 0.061 | 1,465 |
| | Inferred | 22,174 | 1.93 | 42,688 | 24,443 | 0.056 | 1,372 |
| | **Total** | 43,963 | 2.01 | 88,247 | 48,460 | 0.059 | 2,837 |

### Tropicana: Mineral Resource reconciliation
2006 vs 2007



## Grade tonnage information





## Competent persons

| Operation | Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|---|
| Tropicana | Mineral Resource | M Kent | AusIMM | 203631 | 10 years |

# Brazil operations: overview


N
Manaus
Belem
BRAZIL
Salvador
Crixas
Brasilia
Serra Grande
Belo Horizonte
Brasil Mineração
Rio de Janeiro
Sao Paulo
0
1000km
Operations

AngloGold Ashanti's operations in Brazil comprise the wholly owned Brasil Mineração (formerly Morro Velho) and a 50% interest in the Mineração Serra Grande mines.

## Mineral Resource and Ore Reserve gold price and exchange rates

| | Units | 2007 | 2006 |
|---|---|---|---|
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **600** | 550 |
| Exchange rate – Brazil | R$/US$ | **1.95** | 2.30 |

## Details of average drill-hole spacing and type in relation to Mineral Resource classification

| Mine/Project | Category | Spacing m (- x -) | Type of Drilling<br>Diamond | RC | Other | Comments |
|---|---|---|---|---|---|---|
| Brasil Mineração (Corrégo do Sítio) | Measured | 20 x 40 and 25 x 25 | ✓ | ✓ | | |
| | Indicated | 50 x 50 | ✓ | ✓ | | Channel samples |
| | Inferred | 150 x 150 | ✓ | ✓ | | Channel samples |
| | Grade control | 2 x 2 and 5 x 5 | ✓ | ✓ | ✓ | Channel samples |
| Brasil Mineração (Cuiabá) | Measured | 5 x 5 and 20 x 40 | ✓ | | | |
| | Indicated | 20 x 60 | ✓ | | | |
| | Inferred | 80 x 500 | ✓ | | | |
| | Grade control | 5 x 5 | | | ✓ | Channel sampling |
| Serra Grande | Measured | 10 x 10 and 20 x 10 | ✓ | | | |
| | Indicated | 10 x 20 and 20 x 50 | ✓ | | | |
| | Inferred | 50 x 100 | ✓ | | | |
| | Grade control | 2 x 2 and 2.5 x 1 | | | ✓ | Channel sampling |

## Ore Reserve modifying factors (as at 31 December 2007)

| Mine/Project | Cut-off grade g/t (Au) | Dilution[1]* % | Metallurgical recovery factor[2] | Other factor |
|---|---|---|---|---|
| Brasil Mineração – Corrégo do Sítio Oxides | 1.83 | 34% | 87% | n/a |
| Brasil Mineração – Corrégo do Sítio Sulphides | 4.00 | n/a | 94% | n/a |
| Brasil Mineração – Cuiabá | 3.34 | 5% | 93% | n/a |
| Serra Grande | 1.0 – 2.8 | 5% – 30% | 97% | n/a |

1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate

2. A range of plant recoveries indicates variable ore types

* Dilution: The difference between the tonnage broken in stopes and the tonnage milled from underground sources. For example, if 100 tonnes broken in the stopes amounts to 132 tonnes milled, then the dilution is 32%.

## Mineral Resource and Ore Reserve comparison by operation (attributable)

| Mine/Project | Percentage attributable | Category | Gold content (million ounces) | | | | | | | Comments |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | 2006 | Depletion[1] | Other change[2] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion | |
| Brasil Mineraçao | 100% | Resource | 11.031 | (0.376) | 0.260 | 2% | 10.915 | (0.116) | (1%) | Depletion was offset by additions from gold price and exploration |
| | | Reserve | 2.689 | (0.341) | 0.130 | 5% | 2.478 | (0.211) | (8%) | Depletion was partly offset by model changes |
| Serra Grande | 50% | Resource | 0.922 | (0.098) | 0.084 | 9% | 0.908 | – | – | Depletion was offset by additions from the Corpo Sul and Palmeiras pits |
| | | Reserve | 0.433 | (0.098) | 0.057 | 13% | 0.392 | (0.041) | (9%) | Depletion was partly offset by model changes |
| **Brazil Totals** | | Resource | 11.953 | (0.474) | 0.344 | 3% | 11.823 | (0.116) | (1%) | |
| | | Reserve | 3.122 | (0.439) | 0.187 | 6% | 2.870 | (0.252) | (8%) | |

1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.

2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.



# Brazil operations: Brasil Mineração



## Brasil Mineração

Brasil Mineração has mining rights over 30,698ha in the state of Minas Gerais in south-eastern Brazil. The Brasil Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa Bárbara, south and east of the city of Belo Horizonte and within the mining district referred to as the Iron Quadrilateral (Quadrilátero Ferrífero). This area hosts numerous historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. Currently AngloGold Ashanti mines gold-bearing ore at the Cuiabá underground mine and from the Córrego do Sítio heap-leach mine.

### Geology

Cuiabá mine, located in the municipality of Sabará, has gold mineralisation associated with sulphides and quartz veins in Banded Iron Formation (BIF) and volcanic sequences. Where BIF is mineralised, the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures. The controlling mineralisation structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at Brasil Mineração are BIF, and mafic volcanics (principally basaltic). Mineralisation is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralisation consists of pyrite and pyrrhotite with subordinate arsenopyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic. The Lamego deposit is close to Cuiabá and the style of mineralisation is similar.

Some 30km to the south-east, the mineralised orebodies at Córrego do Sítio are narrow NE-SW elongated lenses dipping at 20° to 30° and with a pitch angle to the northeast. In general, the mineralised orebodies comprise sericitic zones and quartz veinlets. The gold occurs as inclusions (microscopic or sub-microscopic) in millimetre-size acicular crystals of arsenopyrite, and also as intergrowths on the margins of the sulphide. Other typical minerals in the orebodies are pyrrotite, pyrite and chalcopyrite.

## Mineral Resource estimation

Three dimensional models of the BIF and sulphide orebodies are created from the drill-hole data. Prototype block models of 10m x 10m x 10m are used to quantify the volume of the orebody and ordinary kriging is used as the geostatistical technique to interpolate grade estimates for all blocks. Other geostatistical techniques such as uniform conditioning and indicator kriging are also used to quantify the proportion of economic ore. This is reported according to the dimensions of the smallest mining unit.

**Mineral Resource**

| Mine/Project | Resource category | Metric | | | Imperial | | |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Brasil Mineração – | Measured | 1,295 | 6.86 | 8,876 | 1,427 | 0.200 | 285 |
| Corrégo do Sítio | Indicated | 5,756 | 6.40 | 36,822 | 6,345 | 0.187 | 1,184 |
| | Inferred | 5,498 | 6.86 | 37,696 | 6,061 | 0.200 | 1,212 |
| | **Total** | 12,549 | 6.65 | 83,394 | 13,833 | 0.194 | 2,681 |
| Brasil Mineração – | Measured | 7,289 | 8.67 | 63,211 | 8,035 | 0.253 | 2,032 |
| Cuiabá | Indicated | 2,744 | 7.20 | 19,765 | 3,024 | 0.210 | 635 |
| | Inferred | 12,498 | 8.00 | 99,963 | 13,777 | 0.233 | 3,214 |
| | **Total** | 22,531 | 8.12 | 182,939 | 24,837 | 0.237 | 5,882 |
| Brasil Mineração – | Measured | 765 | 7.40 | 5,661 | 843 | 0.216 | 182 |
| Lamego | Indicated | 2,340 | 6.34 | 14,843 | 2,579 | 0.185 | 477 |
| | Inferred | 4,142 | 4.94 | 20,461 | 4,566 | 0.144 | 658 |
| | **Total** | 7,247 | 5.65 | 40,965 | 7,988 | 0.165 | 1,317 |
| Brasil Mineração – | Measured | 607 | 5.69 | 3,456 | 670 | 0.166 | 111 |
| MMV Other Resources | Indicated | 1,415 | 5.33 | 7,541 | 1,560 | 0.155 | 242 |
| | Inferred | 3,154 | 6.72 | 21,200 | 3,477 | 0.196 | 682 |
| | **Total** | 5,176 | 6.22 | 32,197 | 5,706 | 0.181 | 1,035 |
| Brasil Mineração – | Measured | 9,956 | 8.16 | 81,205 | 10,974 | 0.238 | 2,611 |
| Total Mineral Resource | Indicated | 12,255 | 6.44 | 78,971 | 13,508 | 0.188 | 2,539 |
| | Inferred | 25,293 | 7.07 | 179,319 | 27,881 | 0.207 | 5,765 |
| | **Total** | 47,503 | 7.15 | 339,495 | 52,364 | 0.208 | 10,915 |

**Exclusive Mineral Resource**

| Mine/Project | Resource category | Metric | | | Imperial | | |
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| Brasil Mineração | Measured | 2.7 | 7.89 | 21.4 | 3.0 | 0.230 | 0.7 |
| | Indicated | 6.6 | 6.63 | 43.6 | 7.2 | 0.193 | 1.4 |
| | Inferred | 22.1 | 5.71 | 126.4 | 24.4 | 0.167 | 4.1 |
| | **Total** | 31.4 | 6.09 | 191.3 | 34.6 | 0.178 | 6.2 |

The Lamego Sulphides and MMV Resources form potentially mineable areas depending on the gold price and technical studies.

# Brazil operations: Brasil Mineração continued

## Mineral Resource by-products: Sulphur

| Mine/Project | Mineral Resource category | Tonnes (Mt) | Grade (%S) | Sulphur (Mt) |
|---|---|---|---|---|
| Brasil Mineração | Measured | 7.3 | 7.0 | 0.510 |
| | Indicated | 2.7 | 7.3 | 0.199 |
| | Inferred | 12.5 | 7.5 | 0.939 |
| | **Total** | 22.5 | 7.3 | 1.648 |

AGA Mineração: Mineral Resource reconciliation
2006 vs 2007



AGA Mineração: Ore Reserve reconciliation
2006 vs 2007



## Ore Reserve estimation

Pit optimisation is done using Whittle® pit shells corresponding to the Ore Reserve gold price and operational costs. For the underground sulphide orebody (Cuiabá mine and Córrego do Sítio Sulphides) all mining parameters such as mining method, minimum mining width, dilution, MCF and the appropriate gold price are considered in determining the Ore Reserves. The Ore Reserves are scheduled and designed using Mine2-4D® computer software.

## Ore Reserve

| Mine/Project | Resource category | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Brasil Mineração – | Proved | 546 | 6.14 | 3,353 | 602 | 0.179 | 108 |
| Corrégo do Sítio | Probable | 1,779 | 5.95 | 10,583 | 1,961 | 0.174 | 340 |
| | **Total** | 2,325 | 5.99 | 13,936 | 2,563 | 0.175 | 448 |
| Brasil Mineração – | Proved | 6,079 | 7.83 | 47,618 | 6,701 | 0.228 | 1,531 |
| Cuiabá | Probable | 2,485 | 6.25 | 15,523 | 2,739 | 0.182 | 499 |
| | **Total** | 8,564 | 7.37 | 63,141 | 9,440 | 0.215 | 2,030 |
| Brasil Mineração – | Proved | 6,625 | 7.69 | 50,972 | 7,303 | 0.224 | 1,639 |
| Total Ore Reserve | Probable | 4,263 | 6.12 | 26.106 | 4,699 | 0.179 | 839 |
| | **Total** | 10,888 | 7.08 | 77,078 | 12,002 | 0.206 | 2,478 |

## Ore Reserve by-products: Sulphur

| Mine/Project | Mineral Resource category | Tonnes (Mt) | Grade (%S) | Sulphur (Mt) |
|---|---|---|---|---|
| Brasil Mineração | Proved | 6.1 | 5.5 | 0.331 |
| | Probable | 2.5 | 5.7 | 0.141 |
| | **Total** | 8.6 | 5.5 | 0.473 |

## Grade tonnage information



AGA Mineração Surface – Metric
Tonnes above cut-off (millions)
Ave grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off




AGA Mineração Surface – Imperial
Tons above cut-off (millions)
Ave grade above cut-off (oz/t)
Cut-off grade (oz/t)
Tons above cut-off
Ave grade above cut-off




AGA Mineração Underground – Metric
Tonnes above cut-off (millions)
Ave grade above cut-off (oz/t)
Cut-off grade (oz/t)
Tonnes above cut-off
Ave grade above cut-off




AGA Mineração Underground – Imperial
Tons above cut-off (millions)
Ave grade above cut-off (oz/t)
Cut-off grade (oz/t)
Tons above cut-off
Ave grade above cut-off


## Competent persons

| Operation | Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|---|
| Brasil Mineração – Corrégo do Sítio | Mineral Resource | AHM Silva | AusIMM | 224831 | 9 years |
| | Ore Reserve | MG de Simoni | AusIMM | 224826 | 15 years |
| Brasil Mineração – Cuiabá | Mineral Resource | AHM Silva | AusIMM | 224831 | 9 years |
| | Ore Reserve | LH De Souza | AusIMM | 224827 | 23 years |
| Brasil Mineração – Cuiabá Sulphides U/G | Mineral Resource | P de Tarso Ferreira | AusIMM | 224828 | 22 years |
| | Ore Reserve | LH De Souza | AusIMM | 224827 | 23 years |
| Brasil Mineração – Lamego | Mineral Resource | AHM Silva | AusIMM | 224831 | 7 years |
| | Ore Reserve | LH De Souza | AusIMM | 224827 | 23 years |
| Brasil Mineração – MMV Other Resources | Mineral Resource | AHM Silva | AusIMM | 224831 | 9 years |

# Brazil operations: Serra Grande



## Serra Grande

The Serra Grande joint venture (50% attributable to AngloGold Ashanti) is co-owned with Kinross Gold Corporation. The operation comprises two underground mines, Mina III and Mina Nova, and a new open pit. The processing circuit is equipped with grinding, leaching, filtration, precipitation and smelting facilities.

Serra Grande controls, or has an interest in, approximately 21,068ha in and around the Crixás mining district in the north-western areas of the Goiás State in central Brazil. Serra Grande is located 5km from the city of Crixás.

### Geology

The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralisation is associated with massive sulphides and vein quartz material associated with graphitic, sericitic schists and dolomites. The ore shoots plunge downwards to the north. The deposits occur in the Rio Vermelho and Ribeirão das Antes formations of the Archaean Pilar de Goiás Group, which together account for a large proportion of the Crixás Greenstone Belt in central Brazil. The stratigraphy of the belt is dominated by basics and ultra-basics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralisation is associated with massive sulphides and vein quartz material occurs with graphitic and sericitic schists and dolomites. The ore shoots plunge to the north-west with dips of between 6° and 35°.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The

basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident. The ultra-basics form the western edge of the belt and the basic volcanics and sediments form the core of the unit. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultra-basic volcanics.

The Crixás greenstone belt comprises a series of Archaean to Palaeoproterozoic metavulcanics, metasediments and basement granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (D1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-ductile regime. D1 thrusting developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main Crixás orebodies are adjacent to a major north-northwest basement fault, and an inferred major east-west to south-east flexure in the original volcano-sedimentary basin. Early D1 alteration fluids were focused from south to north, adjacent to the north-northwest structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in of foreland thrust fault zones.

Fluid alteration also diminished to the west away from the main fault flexure. A series of concealed east-west to north-west-south-east basement block faults may have provided secondary fluid migration, and development of early anti-formal warps in the thrust sheets; these structures probably define the quasi-regular spacing of significant mineralisation within the belt. The D1 thrust stack was gently folded by non-cylindrical folds. Gold mineralising fluids probably migrated during this event, with similar south-southwest to north-northeast migration, and focusing by bedding slip during folding. Gold mineralisation became minor and dispersed to the north and east along the frontal thrust flat zone. Concentrations of gold along the base of quartz vein may be due to the damming of fluids migrating upward along layering.west with dips of between 6° and 35°. The stratigraphy is overturned and thrust towards the east.

## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Serra Grande – Surface | Measured | 793 | 4.34 | 3,440 | 874 | 0.127 | 111 |
| | Indicated | 277 | 2.88 | 797 | 305 | 0.084 | 26 |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 1,069 | 3.96 | 4,236 | 1,178 | 0.116 | 136 |
| Serra Grande – Underground | Measured | 1,702 | 4.97 | 8,456 | 1,877 | 0.145 | 272 |
| | Indicated | 649 | 5.49 | 3,562 | 715 | 0.160 | 115 |
| | Inferred | 2,098 | 5.71 | 11,981 | 2,313 | 0.167 | 385 |
| | **Total** | 4,449 | 5.39 | 23,999 | 4,905 | 0.157 | 772 |
| Serra Grande – Total Mineral Resource | Measured | 2,495 | 4.77 | 11,895 | 2,750 | 0.139 | 382 |
| | Indicated | 925 | 4.71 | 4,358 | 1,020 | 0.137 | 140 |
| | Inferred | 2,098 | 5.12 | 11,981 | 2,313 | 0.167 | 385 |
| | **Total** | 5,518 | 5.12 | 28,235 | 6,083 | 0.149 | 908 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (Mt) | Metric Grade (g/t) | Metric Au tonnes | Imperial Tons (Mt) | Imperial Grade (oz/t) | Imperial Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| Serra Grande | Measured | 0.1 | 5.44 | 0.6 | 0.1 | 0.159 | 0.0 |
| | Indicated | 0.3 | 2.95 | 0.9 | 0.4 | 0.086 | 0.0 |
| | Inferred | 1.1 | 6.40 | 7.2 | 1.2 | 0.187 | 0.2 |
| | **Total** | 1.6 | 5.63 | 8.8 | 1.7 | 0.164 | 0.3 |

### Inferred Mineral Resource in pit optimisation

No Inferred Mineral Resources were used in the pit optimisation process.

# Brazil operations: Serra Grande continued

### Serra Grande: Mineral Resource reconciliation
2006 vs 2007



### Serra Grande Ore Reserve reconciliation
2006 vs 2007



## Ore Reserve

| | | Metric | | | Imperial | | |
| Mine/Project | Reserve category | Tonnes (000s) | Grade (g/t) | tonnes (000s) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Serra Grande – | Proved | 864 | 3.66 | 3,163 | 953 | 0.107 | 102 |
| Surface | Probable | 162 | 2.43 | 393 | 178 | 0.071 | 13 |
| | **Total** | 1,026 | 3.47 | 3,556 | 1,131 | 0.101 | 114 |
| Surface | Proved | 1,416 | 4.24 | 6,007 | 1,561 | 0.124 | 193 |
| Underground | Probable | 439 | 6.00 | 2,636 | 484 | 0.175 | 85 |
| | **Total** | 1,855 | 4.66 | 8,643 | 2,045 | 0.136 | 278 |
| Serra Grande – | Proved | 2,280 | 4.02 | 9,170 | 2,513 | 0.117 | 295 |
| Total Ore Reserve | Probable | 601 | 5.04 | 3,029 | 663 | 0.147 | 97 |
| | **Total** | 2,881 | 4.23 | 12,199 | 3,176 | 0.123 | 392 |

## Grade tonnage information

### Serra Grande Surface – Metric



### Serra Grande Surface – Imperial





Serra Grande Underground – Metric



Serra Grande Underground – Imperial

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | EM de Araujo | AusIMM | 224825 | 20 years |
| Ore Reserve | EM de Araujo | AusIMM | 224825 | 20 years |



# Colombia exploration: Gramalote


N
B2 Gold jv area
of interest
Bucaramanga
Gramalote
Medellin
Bogotá
Cali
Ibagué
Colombia
B2 Gold
Glencore jv
Neiva
Mocoa
AngloGold Ashanti
drill projects
0
200km

In 2003 AngloGold Ashanti was the first company to instigate a systematic grassroots exploration program in Colombia. The Gramalote project is located 120 road kilometres west-northwest of Medellin, the capital of the Antioquia department.

## Gramalote

Since the commencement of exploration, AngloGold Ashanti has staked a total of 10.8 million hectares of exploration claims countrywide. Of these, 6.5 million hectares have been reviewed and either relinquished or farmed-out, leaving 4.3 million hectares in AngloGold Ashanti's current tenement portfolio. Further rationalisation of this vast property holding (through both in-house exploration and farm-outs) continued as a priority in 2007.

The Gramalote project is located 120 road kilometres west-northwest of Medellin, the capital of the Antioquia department. Site access is by paved road from Medellin (2.5 hours) and from Bogota (7 hours).

The Gramalote project presently is a joint venture with Vancouver-based B2Gold Corp. In 2005, Sociedad Kedahda (AngloGold Ashanti's subsidiary in Colombia) entered into a joint venture agreement with the Colombian-based Grupo Nus. As part of the Joint Venture Agreement, Sociedad Kedahda could earn a 75% interest in the Gramalote property by completing cash payments, complying with specific work expenditures and presenting a feasibility study on or before July 2010. In August 2007, Vancouver-based B2Gold Corp. purchased the rights to the Grupo Nus option agreement, including the remaining 25% interest in the Gramalote property from the Grupo Nus. In November 2007, AngloGold Ashanti in turn decided to reduce its interest in the Gramalote property to 49% and offered B2Gold the opportunity to become the project operator with overall responsibility for taking the project through feasibility.

### Geology

The Gramalote area is underlain by medium to coarse-grained biotite +\- hornblende tonalite and granodiorite of the Paleocene to Cretaceous Antioquian batholith. Tonalite from the Gramalote exploration audit gave zircon ages of 59+1.2ma. Magmatism, structural events and mineralisation are intimately related.

The location of drill targets is controlled by N70-75E striking steeply SE dipping transfer zones developed between two sub-regional faults (Rio Nus, Quebrada Socorro).

On the local prospect scale extensional domains with quartz veinlets and compressional domains with shear zones have formed.

There are two principal mineralised sectors at Gramalote are Las Torres and Cerro Gramalote. Both occur in extensional domains striking N20-30W and dipping 75-80°SW. Gold grades >1g/t often correlate with increased fracturing (>9 fractures/veinlets per metre) and the dominant alteration is potassic K-feldspar. Quartz-sericite overprints and quartz-pyrite-chalcopyrite-molybdenite+gold veinlets follow subsidiary structures.

Shear zone domains strike N50-60E and dip 75-80SE. Individual shears zones are often up to 40m apart and N-S veins follow extension fractures between them. These veins have been targets for small scale mining at Los Mangos. Alteration in shear zone domains is dominantly (quartz-) sericite with remnant potassic K-feldspar alteration. Veinlets are quartz-molybdenite-chalcopyrite-pyrite+sphalerite+gold.

In summary, three styles of alteration-mineralisation are distinguished at Gramalote:

- Potassic K-feldspar alteration with associated veinlets and sporadically veins;
- (Overprinting) quartz-sericite alteration with veins and syn-deformation veinlets; and
- Sericite/chlorite-quartz-calcite/illite-smectite alteration on re-activated fault planes.

Gold grades are attractive, especially in areas characterised by potassic K-feldspar dominated alteration and quartz-pyrite-chalcopyrite veinlets. Las Torres and Cerro Gramalote have been drilled on 100m lines. El Barzal has been partially drill tested and the La Concha prospect remains undrilled.

## Mineral Resource estimation

At Gramalote, some 12,551m of diamond drilling (43 holes) has been used to support the calculation of a compliant Inferred Mineral Resource.

The Inferred Mineral Resource estimate tabulated below was generated using the Indicator Kriging method. All available geological drill-hole, surface and underground mapping information has been validated for use in the modelling process.



GRAMALOTE DRILL SECTION GR-DD-29 - 27 - 19 - 40 - 43 - 8 - 5 - 2 - Adit - 1
AU PPM
Gramalote Interpretation
Mixed Alt
Fractures
Tonalite
Inferred Veinlets
Faults
Inferred Faults


## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Grade (g/t) | Au (kg) | Imperial Tons (000s) | Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Gramalote | Measured | – | – | – | – | – | – |
| | Indicated | – | – | – | – | – | – |
| | Inferred | 43,394 | 1.14 | 49,491 | 47,833 | 0.033 | 1,591 |
| | **Total** | 43,394 | 1.14 | 49,491 | 47,833 | 0.033 | 1,591 |

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | LH De Souza | AusIMM | 224827 | 23 years |

# Democratic Republic of Congo exploration: Mongbwalu



One of AngloGold Ashanti's most important exploration projects is situated within the 10,000km² Concession 40 in the Ituri Provence of north-eastern Democratic Republic of Congo (DRC). The Mongbwalu Project, situated within Concession 40, is located on the Kilo Archaean granite-greenstone belt that extends approximately 850km west-northwest of Lake Albert.

## Mongbwalu

The concession area encompasses the entire Kilo greenstone belt, which has a rich history of gold occurrences. Concession 40 is held in a Joint Venture between AngloGold Ashanti Kilo (AGAK) and OKIMO, a governmental body which currently holds a 13.8% non-contributory share. AGAK is 100% owned by AngloGold Ashanti Ltd.

Most of AngloGold Ashanti's exploration activities in Concession 40 have focused on the delineation of resources in the vicinity of the redundant Adidi-Kanga, Nzebi, and Senzere gold mines. These old mines are collectively centred around the village of Mongbwalu, some 48km north-west of the regional town of Bunia and 320km south-east of Kampala in neighbouring Uganda.

The improved security situation throughout the remainder of Concession 40 has allowed for the commencement of a regional exploration program, including the flying of airborne geophysics over key parts of the concession.

### Geology

The Mongbwalu Project is located within the Kilo Archaean granite-greenstone belt that extends approximately 850km west-northwest of Lake Albert. Granitoids are the predominant rock type and they contain rafts of Kibalian amphibolites and basic talc carbonate schists that have been intruded by diorite-tonalite-granodiorite assemblages. The mineralisation is hosted in multiple, shallow dipping mylonite bodies that average 30m in width. Within the mylonite zones, the gold is primarily concentrated in boudinaged quartz veins that are orientated sub-parallel to the mylonite zones and their immediate wall-rock. The mineral assemblage is simple and contains free gold and minor (< 2%) sulphides.

The easterly dipping mylonite zones are continuous throughout the area drilled to date with the most prospective zone located close to the old Adidi Mine. Two north-south trending faults have offset the mineralisation and have kept the potential resource area within 150m to 200m of the surface. Potential remains at depth, both down plunge on the known mylonite horizons and within subsidiary structures still to be targeted by drilling.

## Mineral Resource estimation

AngloGold Ashanti commenced drill testing of the resource potential of the Mongbwalu area in mid-2005 and by the end of 2006, the broader Mongbwalu area (Nzebi-Adidi-Kanga-Pluto sectors) had been diamond drilled on a 200m x 200m grid. The program covered an area 2.2km by 2.7km centred over the southern part of the Adidi mine.

From this drilling, distinct zones with potentially economic grades of gold in quartz-veins were delineated. Infill RC and diamond drilling on 50m x 50m centres was undertaken during 2007 to cover these areas of maximum potential to host near surface open-pit extractable or shallow underground extractable mineralisation with the view to defining an initial inferred resource by the end of 2007. Data obtained from a total of 87,933m of drilling has been used for resource modelling and estimation.

The principle Mongbwalu Mylonite horizons and other important geological units defined by drill-hole logging and interpretation were modelled using conventional 3D wireframing techniques and Datamine Software®. To define the Inferred Mineral Resource, resource envelopes were created using manual wireframing in Datamine® at cut-off grades of 0.5g/t Au and 3.0 g/t Au. Following geostatistical evaluation of the drill-hole assay database, gold grades were interpolated into a 3D block-model incorporating the principle geological units and resource envelopes using Ordinary Kriging to define the Inferred Mineral Resource, at a cut-off grade of 0.5 g/t.

Initial scoping level mining metallurgical, geotechnical, hydrogeological, environmental, socio-political and infrastructural engineering studies were undertaken in parallel with the drilling to support the resource estimate in anticipation of the project moving towards pre-feasibility during 2008.

| Mineral Resource | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Metric | | | Imperial | | |
| Mine/Project | Resource category | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Mongbwalu | Measured | – | – | – | – | – | – |
| | Indicated | – | – | – | – | – | – |
| | Inferred | 29.2 | 2.68 | 78.5 | 32.2 | 0.078 | 2,523 |
| | Total | 29.2 | 2.68 | 78.5 | 32.2 | 0.078 | 2,523 |



# Ghana operations: overview


N
Bolgatanga
Tamale
GHANA
Lake Volta
Operations
Kumasi
Obuasi
Tarkwa
Accra
Iduapriem Teberebi
Sekondi Takoradi
0
300km

AngloGold Ashanti has two mines in Ghana: Obuasi (which comprises both surface and underground operations) and Iduapriem (open-pit). Obuasi is wholly owned and on the 1st September 2007 the company increased its stake in Iduapriem gold mine from 85% to 100%.

## Mineral Resource and Ore Reserve gold price

| | Units | 2007 | 2006 |
|---|---|---|---|
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **600** | 550 |

## Mineral Resource and Ore Reserve comparison by operation (attributable)

| | | | Gold content (million ounces) | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Mine/Project | Percentage attributable | Category | 2006 | Depletion[(1)] | Other change[(2)] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion | Comments |
| Iduapriem | 100% | Resource | 3.514 | (0.195) | 0.184 | 5% | 3.503 | (0.011) | 0% | Purchase of an additional 15% of the operation from the Ghanaian Government and the IFC, to bring the ownership to 100% |
| | | Reserve | 2.210 | (0.206) | 0.414 | 19% | 2.418 | 0.208 | 9% | Purchase of an additional 15% of the operation from the Ghanaian Government and the IFC, to bring the ownership to 100% |
| Obuasi | 100% | Resource | 29.452 | (0.672) | 4.647 | 16% | 33.427 | 3.975 | 13% | Exploration below 50 level (1.3Moz) and completion of additional Mineral Resource modelling above 50 level |
| | | Reserve | 8.705 | (0.582) | 0.206 | 2% | 8.329 | (0.376) | -4% | A lower tailings throughput was offset by an increase in ore from underground |
| **Ghana Totals** | | Resource | 32.966 | (0.867) | 4.831 | 15% | 36.930 | 3.964 | 12% | |
| | | Reserve | 10.915 | (0.788) | 0.620 | 6% | 10.747 | (0.168) | -2% | |

1. *Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.*
2. *Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.*

## Details of average drill-hole spacing and type in relation to Mineral Resource classification

| Mine/Project | Category | Spacing m (- x -) | Type of drilling Diamond | RC | Other | Comments |
|---|---|---|---|---|---|---|
| Iduapriem | Measured | 50 x 50 | ✓ | ✓ | | |
| | Indicated | 50 x 75 | ✓ | ✓ | | 50m x 100m spacing in some areas. |
| | Inferred | 100 x 100 | ✓ | ✓ | | |
| | Grade/Ore control | 15 x 10 | | ✓ | | RC drilling only. Occasionally 20m x 10m spacing. |
| Obuasi – surface | Measured | 20 X 20 | ✓ | ✓ | | |
| | Indicated | 30 X 30 | ✓ | ✓ | | |
| | Inferred | 90 X 90 | ✓ | ✓ | | |
| | Grade/Ore control | 10 X 10 | | ✓ | | |
| Obuasi – underground | Measured | 20 X 20 | ✓ | | ✓ | Channel sampling. |
| | Indicated | 60 X 60 | ✓ | | ✓ | Channel sampling. |
| | Inferred | 120 X 120 | ✓ | | ✓ | Channel sampling. |

## Ore Reserve modifying factors (as at 31 December 2007)

| Mine/Project | Cut-off grade g/t (Au) | Dilution[1] % | Metallurgical recovery factor | Other factor |
|---|---|---|---|---|
| Iduapriem | 0.66 – 0.75 | 8% | 94% | n/a |
| Obuasi – pit | n/a | 10% | 75% | n/a |
| Obuasi – underground | 4.50 | 18% | 81% | n/a |
| Obuasi – tailings | n/a | n/a | 25 – 41% | n/a |

1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.



# Ghana operations: Iduapriem



## Iduapriem

Iduapriem mine is situated in the western region of Ghana, some 70km north of the coastal city of Takoradi, and 10km south-west of Tarkwa. Iduapriem is an open-pit mine. Its processing facilities include a carbon-in-pulp (CIP) plant.

### Geology

The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Proterozoic Banket Series, conglomerate within the Tarkwaian System. The outcropping Banket Series in the mine area form prominent arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie. The gold is fine-grained, particulate and free milling. Mineralogical studies indicate that the grain size of native gold particles ranges between

2 microns and 500 microns (0.002 to 0.5mm) and averages 130 microns (0.13mm). Sulphide minerals are present only at trace levels and are not associated with the gold.

### Mineral Resource estimation

All geological interpretations are used to produce a three dimensional wire frame model of the orebody using Datamine® software. A prototype block model comprising of 25m x 5m x 6m blocks is used within the geological model outlines and where appropriate, selective sub-celling is used for definition on the geological and mineralisation boundaries. The geostatistical techniques used for grade interpolation into the blocks include Multiple Indicator Kriging (MIK), ordinary kriging and inverse distance squared (ID2) methods.

## Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Iduapriem – | Measured | 1,902 | 1.30 | 2,469 | 2,096 | 0.038 | 79 |
| Full Grade Ore Stockpile | Indicated | – | – | – | – | – | – |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 1,902 | 1.30 | 2,469 | 2,096 | 0.038 | 79 |
| Iduapriem – | Measured | 35,908 | 1.60 | 57,590 | 39,581 | 0.047 | 1,852 |
| Iduapriem Surface | Indicated | 19,339 | 1.70 | 32,888 | 21,318 | 0.050 | 1,057 |
| | Inferred | 8,722 | 1.70 | 14,805 | 9,614 | 0.050 | 476 |
| | **Total** | 63,969 | 1.65 | 105,283 | 70,513 | 0.048 | 3,385 |
| Iduapriem – | Measured | – | – | – | – | – | – |
| Other Stockpile | Indicated | – | – | – | – | – | – |
| | Inferred | 2,000 | 0.60 | 1,200 | 2,205 | 0.018 | 39 |
| | **Total** | 2,000 | 0.60 | 1,200 | 2,205 | 0.018 | 39 |
| Iduapriem – | Measured | 37,809 | 1.59 | 60,059 | 41,677 | 0.046 | 1,931 |
| Total Mineral Resource | Indicated | 19,339 | 1.70 | 32,888 | 21,318 | 0.050 | 1,057 |
| | Inferred | 10,722 | 1.49 | 16,005 | 11,819 | 0.044 | 515 |
| | **Total** | 67,870 | 1.61 | 108,952 | 74,814 | 0.047 | 3,503 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| Iduapriem | Measured | 1.2 | 1.73 | 2.1 | 1.3 | 0.050 | 0.1 |
| | Indicated | 6.2 | 1.51 | 9.3 | 6.8 | 0.044 | 0.3 |
| | Inferred | 10.7 | 1.49 | 16.0 | 11.8 | 0.044 | 0.5 |
| | **Total** | 18.1 | 1.51 | 27.4 | 20.0 | 0.044 | 0.9 |

### Inferred Mineral Resource in business plan

Inferred Mineral Resources were used in the pit optimisation process and 0.17 million ounces are present in the optimised pit of which 0.16 million ounces are included in the final production scheduling.



**Iduapriem: Mineral Resource reconciliation**
2006 vs 2007



**Iduapriem: Ore Reserve reconciliation**
2006 vs 2007

# Ghana operations: Iduapriem continued

## Ore Reserve estimation

Pit optimisation is done using the relevant economic assumptions, geotechnical parameters and mining assumptions. Iduapriem uses NPV scheduler and the ultimate pit shell is selected based on optimal criteria. The subsequent pit design is done using Datamine® software, which forms the basis for the Ore Reserve.

### Ore Reserve

| | | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| Mine/Project | Reserve category | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Iduapriem – | Proved | 1,902 | 1.30 | 2,469 | 2,096 | 0.038 | 79 |
| Full Grade Ore Stockpile | Probable | – | – | – | – | – | – |
| | **Total** | 1,902 | 1.30 | 2,469 | 2,096 | 0.038 | 79 |
| Iduapriem – | Proved | 34,687 | 1.47 | 51,042 | 38,236 | 0.043 | 1,641 |
| Iduapriem Surface | Probable | 13,163 | 1.65 | 21,695 | 14,509 | 0.048 | 698 |
| | **Total** | 47,850 | 1.52 | 72,737 | 52,745 | 0.044 | 2,339 |
| Iduapriem – | Proved | 36,589 | 1.46 | 53,511 | 40,332 | 0.043 | 1,720 |
| Total Ore Reserve | Probable | 13,163 | 1.65 | 21,695 | 14,509 | 0.048 | 698 |
| | **Total** | 49,752 | 1.51 | 75,206 | 54,841 | 0.044 | 2,418 |

## Grade tonnage information


Iduapriem – Metric
Tonnes above cut-off (millions)
Ave grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off


Iduapriem – Imperial
Tons above cut-off (millions)
Ave grade above cut-off (oz/t)
Cut-off grade (oz/t)
Tons above cut-off
Ave grade above cut-off

### Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | K Osei | AusIMM | 112723 | 13 years |
| Ore Reserve | EB Boakey | AusIMM | 222459 | 21 years |

# Ghana operations: Obuasi



## Obuasi

The Obuasi mine is located in the Ashanti region of Ghana, some 80km from Kumasi. Historically, Obuasi has been an underground mine, although there was large-scale open-pit mining between 1990 and 2000. The mine has two active treatment plants: the sulphide treatment plant to process underground ore and the tailings treatment plant to handle tailings reclamation operations.

### Geology

The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations. These deposits extend for a distance of approximately 300km, in a north-east/south-west trend, in south-western Ghana. Obuasi mineralisation is shear-zone-related and there are three main structural trends hosting gold mineralisation: the Obuasi trend, the Gyabunsu trend and the Binsere trend.

Two main ore types are mined:

■ quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. The gold particles are generally fine-grained and are occasionally visible to the naked eye. This ore type is generally non-refractory; and

■ sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

# Ghana operations: Obuasi continued



*EW Section through KMS (AA)*



*EW Section through Adansi (AA)*

## Mineral Resource estimation

Mineral Resource estimates are derived from interpretations of information about the location, shape, continuity and grade of the individual ore bodies. The open-pit Mineral Resource was estimated using three dimensional computer block models constructed using the Datamine® software. Geological interpretation was based on trench and reverse circulation and or diamond drilling data. A prototype block model of 30m x 30m x 10m was used within the Geological Model envelope. Ordinary kriging was used as the primary estimation methodology.

97% of the underground Mineral Resource was estimated using block models within the delineated ore zones. A prototype block model of 20m x 5m x 15m representing the Minimum Mining Unit was used and estimates are based on ordinary kriging. The remaining 3% of the resource are global estimates.

Surface stockpiles volumes are based on a surveyed figures and grades based on historical sampling. Tailings are part of the Mineral Resource with tons and grades based on a combinations of 3D models of some dams and historical metallurgical discharge data.

## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Obuasi – | Measured | 8,474 | 1.62 | 13,703 | 9,341 | 0.047 | 441 |
| Surface | Indicated | 35,652 | 1.74 | 61,967 | 39,299 | 0.051 | 1,992 |
|  | Inferred | 3,243 | 2.74 | 8,872 | 3,575 | 0.080 | 285 |
|  | Total | 47,369 | 1.78 | 84,542 | 52,215 | 0.052 | 2,718 |
| Obuasi – | Measured | 48,974 | 8.57 | 419,909 | 53,984 | 0.250 | 13,500 |
| Underground | Indicated | 27,381 | 8.31 | 227,549 | 30,182 | 0.242 | 7,316 |
|  | Inferred | 31,343 | 9.82 | 307,707 | 34,550 | 0.286 | 9,893 |
|  | Total | 107,698 | 8.87 | 955,165 | 118,717 | 0.259 | 30,709 |
| Obuasi – | Measured | 57,448 | 7.55 | 466,612 | 63,326 | 0.220 | 13,941 |
| Total Mineral Resource | Indicated | 63,033 | 4.59 | 289,516 | 69,482 | 0.134 | 9,308 |
|  | Inferred | 34,586 | 9.15 | 316,579 | 38,326 | 0.267 | 10,178 |
|  | Total | 155,067 | 6.70 | 1,039,707 | 170,932 | 0.196 | 33,427 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (Mt) | Metric Grade (g/t) | Metric Au tonnes | Imperial Tons (Mt) | Imperial Grade (oz/t) | Imperial Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| Obuasi | Measured | 26.7 | 8.97 | 239.6 | 29.5 | 2.262 | 7.7 |
|  | Indicated | 47.8 | 3.63 | 173.2 | 52.6 | 0.106 | 5.6 |
|  | Inferred | 24.2 | 8.91 | 215.5 | 26.7 | 0.260 | 6.9 |
|  | Total | 98.7 | 6.37 | 628.3 | 108.8 | 0.186 | 20.2 |

## Mineral Resource below infrastructure

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Obuasi – Below 50 level | Total | 14,800 | 15.18 | 224,700 | 16,300 | 0.443 | 7,224 |

### Obuasi: Mineral Resource reconciliation
2006 vs 2007



### Obuasi: Ore Reserve reconciliation
2006 vs 2007



# Ghana operations: Obuasi continued

## Ore Reserve estimation

The three dimensional Mineral Resource models are used as the basis for the Ore Reserves. An ore envelope is developed using the Mineral Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. Datamine® software called

Mineral Resource Optimizer is used to generate the ore envelope. An appropriate mining layout is designed that incorporates mining extraction losses, dilution factors and MCF.

### Ore Reserve

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Obuasi – Surface | Proved | 8,982 | 1.70 | 15,290 | 9,901 | 0.050 | 492 |
| | Probable | – | – | – | – | – | – |
| | **Total** | 8,982 | 1.70 | 15,290 | 9,901 | 0.050 | 492 |
| Obuasi – Underground | Proved | 23,203 | 5.81 | 134,926 | 25,577 | 0.170 | 4,338 |
| | Probable | 15,104 | 7.21 | 108,832 | 16,649 | 0.210 | 3,499 |
| | **Total** | 38,307 | 6.36 | 243,758 | 42,226 | 0.186 | 7,837 |
| Obuasi – Total Ore Reserve | Proved | 32,185 | 4.67 | 150,216 | 35,478 | 0.136 | 4,830 |
| | Probable | 15,104 | 7.21 | 108,832 | 16,649 | 0.210 | 3,449 |
| | **Total** | 47,289 | 5.48 | 259,048 | 52,127 | 0.160 | 8,329 |

### Ore Reserve below infrastructure

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Obuasi – Below 50 level | **Total** | 3,900 | 11.05 | 42,900 | 4,280 | 0.322 | 1,379 |

## Grade tonnage information



Obuasi Underground – Metric



Obuasi Underground – Imperial


Obuasi Surface – Metric
Tonnes above cut-off (millions)
Ave grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off


Obuasi Surface – Imperial
Tons above cut-off (millions)
Ave grade above cut-off (g/t)
Cut-off grade (g/t)
Tons above cut-off
Ave grade above cut-off

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | H Eybers | SACNASP | 400098/99 | 20 years |
| Ore Reserve | J vZ Visser | PLATO | PMS0119 | 21 years |



# Guinea operations: overview



Siguiri mine is AngloGold Ashanti's only operation in the Republic of Guinea in West Africa. The mine is 85% owned by AngloGold Ashanti and 15% by the government of Guinea.

## Mineral Resource and Ore Reserve gold price

|  | Units | 2007 | 2006 |
|---|---|---|---|
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **600** | 550 |

## Mineral Resource estimation

Resource definition drilling consists of Air Core (AC), Reverse Circulation (RC) and Diamond Drilling (DD) boreholes. All available geological drill-hole information is validated for usage in the models and the local geology of the orebody is used to classify the drill-hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high grade outliers. If these values are anomalous to the general population characteristics then they are cut back to the appropriate upper limit of the population.

The Mineral Resources are estimated using three dimensional computer block models constructed in Datamine® software. Geological interpretation is based on Geological borehole data. A prototype block model ranging from 10m x 10m x 2.5m to 50m x 25m x 6m block sizes depending on the shape of the orebody is used within the Geological model outlines. Ordinary and indicator kriging are used to estimate gold grades and a limiting pit shell at $650/oz is used to quantify the total Mineral Resources.

## Details of average drill-hole spacing and type in relation to Mineral Resource classification

| Mine/Project | Category | Spacing m (- x -) | Type of Drilling Diamond | RC | Other | Comments |
|---|---|---|---|---|---|---|
| Iduapriem | Measured | 50 x 50 | ✓ | ✓ |  |  |
| Siguiri | Measured | 5 x 10 | ✓ |  |  |  |
|  | Indicated | 25 x 25 and 50 x 50 | ✓ | ✓ | AC | Includes air core drilling. |
|  | Inferred | 50 x 50 and 80 x 25 | ✓ | ✓ | AC | Includes air core drilling. |
|  | Grade/Ore control | 5 x 10 |  | ✓ |  |  |

## Ore Reserve estimation

The Mineral Resource models for each pit are combined with waste blocks and depleted to the mining surfaces. Costs are assigned on a pit by pit basis reflecting the current existing cost structure of the operation. The relevant dilution and ore loss factors are applied and the optimisation is done in Earthworks® NPV Scheduler software. The relevant metallurgical recoveries, geotechnical parameters, cut-off grades and economics are applied to generate the final Ore Reserve.

| Ore Reserve modifying factors (as at 31 December 2007) | | | | |
|---|---|---|---|---|
| Mine/Project | Cut-off[1] grade g/t (Au) | Dilution % | Mine Call Factor (MCF) % | Metallurgical recovery factor[2] |
| Siguiri | 0.35 - 0.50 | 4% | 96% | 93.0 - 97.5% |

1. A range of cut-offs indicate variable ore types.
2. A range of plant recoveries indicates variable ore types.

| Mineral Resource and Ore Reserve comparison by operation (attributable) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Gold content (million ounces) | | | | | | | |
| Mine/Project | Percentage attributable | Category | 2006 | Depletion[1] | Other change[2] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion | Comments |
| Siguiri | 85% | Resource | 5.118 | (0.336) | 0.163 | 3% | 4.945 | (0.173) | (3%) | Significant focus on converting Inferred to Indicated during 2007 |
| | | Reserve | 1.796 | (0.302) | 1.135 | 63% | 2.629 | 0.833 | 46% | Two new deposits (Kintinian and the spent heap) were proved up by drilling |
| Guinea Totals | | Resource | 5.118 | (0.336) | 0.163 | 3% | 4.945 | (0.173) | (3%) | |
| | | Reserve | 1.796 | (0.302) | 1.135 | 63% | 2.629 | 0.833 | 46% | |

1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.

2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

# Guinea operations: Siguiri



## Siguiri

### Société Ashanti Goldfields (SAG) de Guinée

Siguiri gold mine is situated in the Siguiri district in the north-east of the Republic of Guinea, West Africa, about 850km from the capital city of Conakry. The SAG concession consists of four blocks totalling 1,494.58km². All ore and waste is mined by a mining contractor in a conventional open-pit mining operation. Processing is done via a CIP plant.

### Geology

This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. There are two main types of gold deposits that occur in the Siguiri basin: laterite mineralisation (CAP) and in situ quartz-vein-related mineralisation. The laterite mineralisation occurs as aprons of colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to and immediately above the in situ vein-related mineralisation. The vein-related mineralisation is hosted in meta-sediments with the better mineralisation associated with vein stockworks, that occur preferentially in the coarser, brittle siltstones and sandstones. The mineralised rocks have been deeply weathered to below 100m in places to form saprolite (SAP) mineralisation. The practice at Siguiri has been to blend the CAP and SAP ore types and to process these using the heap-leach method. With the percentage of available CAP ore decreasing, however, a CIP plant was brought on stream during 2005 to treat predominantly SAP ore.

## Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Siguiri – Oxides | Measured | 17,406 | 0.87 | 15,121 | 19,187 | 0.025 | 486 |
| | Indicated | 60,715 | 0.91 | 55,180 | 66,927 | 0.027 | 1,774 |
| | Inferred | 44,723 | 1.03 | 46,028 | 49,299 | 0.030 | 1,480 |
| | **Total** | 122,844 | 0.95 | 116,328 | 135,412 | 0.028 | 3,740 |
| Siguiri – Surface Resource | Measured | 21,320 | 0.59 | 12,585 | 23,501 | 0.017 | 405 |
| | Indicated | 31,954 | 0.54 | 17,293 | 35,223 | 0.016 | 556 |
| | Inferred | 13,401 | 0.57 | 7,607 | 14,772 | 0.017 | 245 |
| | **Total** | 66,675 | 0.56 | 37,485 | 73,497 | 0.016 | 1,205 |
| Siguiri – Total Mineral Resource | Measured | 38,726 | 0.72 | 27,705 | 42,688 | 0.021 | 891 |
| | Indicated | 92,669 | 0.78 | 72,472 | 102,150 | 0.023 | 2,330 |
| | Inferred | 58,124 | 0.92 | 53,635 | 64,071 | 0.027 | 1,724 |
| | **Total** | 189,519 | 0.81 | 153,813 | 208,909 | 0.024 | 4,945 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Siguiri | Measured | 1.0 | 0.71 | 0.7 | 1.1 | 0.021 | 0.0 |
| | Indicated | 18.7 | 0.93 | 17.4 | 20.7 | 0.027 | 0.6 |
| | Inferred | 57.7 | 0.92 | 53.2 | 63.6 | 0.027 | 1.7 |
| | **Total** | 77.4 | 0.92 | 71.3 | 85.3 | 0.027 | 2.3 |

### Inferred Mineral Resource in business plan

Inferred Mineral Resources were used in the pit optimisation process and 0.08 million ounces are present in the optimised pit of which 0.08 million ounces are included in the final production scheduling.



**Siguiri: Mineral Resource reconciliation**
2006 vs 2007



**Siguiri: Ore Reserve reconciliation**
2006 vs 2007

# Guinea operations: Siguiri continued

## Ore Reserve

| Mine/Project | Reserve category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Siguiri – Oxides | Proved | – | – | – | – | – | – |
| | Probable | 57,603 | 0.90 | 51,903 | 63,497 | 0.026 | 1,669 |
| | **Total** | 57,603 | 0.90 | 51,903 | 63,497 | 0.026 | 1,669 |
| Siguiri – Surface Reserve | Proved | 21,320 | 0.59 | 12,585 | 23,501 | 0.017 | 405 |
| | Probable | 31,954 | 0.54 | 17,293 | 35,223 | 0.016 | 556 |
| | **Total** | 53,274 | 0.56 | 29,878 | 58,724 | 0.016 | 961 |
| Siguiri – Total Ore Reserve | Proved | 21,320 | 0.59 | 12,585 | 23,501 | 0.017 | 405 |
| | Probable | 89,557 | 0.77 | 69,196 | 98,720 | 0.023 | 2,225 |
| | **Total** | 110,877 | 0.74 | 81,781 | 122,221 | 0.022 | 2,629 |

## Grade tonnage information



Siguiri – Metric



Siguiri – Imperial

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
| --- | --- | --- | --- | --- |
| Mineral Resource | P Winkler | AusIMM | 220329 | 25 years |
| Ore Reserve | A Netherwood | AusIMM | 100463 | 18 years |

# Mali operations: overview



■ Operations

0 _____ 500km

AngloGold Ashanti has interests in three operations in the West African country of Mali – Sadiola (38%), Yatela (40%) and Morila (40%). All three operations are managed by AngloGold Ashanti.

### Mineral Resource and Ore Reserve gold price

|  | Units | 2007 | 2006 |
|---|---|---|---|
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **600** | 550 |

## Mineral Resource estimation

The Mineral Resource is taken as the material that falls within the $700/oz economic shell optimised for each individual deposit except for Morila and Alamoutala (Yatela). The pits at these operations are reaching the end of their lives and the Mineral Resource is quoted within the life of mine design. A three dimensional surface is generated to create the outline of the geological model. This model is then used as a prototype model to estimate grades. Block sizes between 25m x 25m x 10m and 30m x 30m x 10m (X Y Z) and where appropriate selective sub-celling is used for definition on the geological and mineralisation boundaries. The dimensions of these sub cells are 12.5m x 12.5m x 3.33m and 10m x 10m x 5m. All the deposits have kriged block models and where appropriate a geostatistical technique called Uniform Conditioning is used to estimate the proportion of economic ore that occur above the Mineral Resource cut-off and this is reported according to the dimensions of the practical mining unit.

### Details of average drill-hole spacing and type in relation to Mineral Resource classification

| Mine/Project | Category | Spacing m (- x -) | Type of Drilling Diamond | RC | Other | Comments |
|---|---|---|---|---|---|---|
| Morila | Measured | 10 x 10 | ✓ | ✓ |  |  |
|  | Indicated | 30 x 30 | ✓ | ✓ |  |  |
|  | Inferred | 50 x 50 | ✓ | ✓ |  |  |
|  | Grade/Ore control | 10 x 10 and 50 x 50 |  | ✓ | ✓ | Blastholes were only used for sampling when there was insufficient RC coverage. |
| Sadiola | Measured | 20 x 20 and 25 x 25 | ✓ | ✓ |  |  |
|  | Indicated | 25 x 50 | ✓ | ✓ |  |  |
|  | Inferred | >25 x 50 |  | ✓ |  |  |
|  | Grade/Ore control | 5 x 10 |  | ✓ |  |  |
| Yatela | Measured | 10 x 10 and 25 x 25 |  | ✓ |  |  |
|  | Indicated | 25 x 25 and 35 x 45 |  | ✓ |  |  |
|  | Inferred | >25 x 25 and > 35 x 45 | ✓ |  |  |  |
|  | Grade/Ore control | 5 x 10 |  | ✓ |  |  |

# Mali operations: overview continued

## Ore Reserve estimation

The Mineral Resource models are used as the basis for the Ore Reserves. Pit optimisation is done using Whittle® software. The typical Whittle approach for a mill-constrained operation is followed. Optimisations are run on Measured and Indicated Mineral Resources and Measured, Indicated and Inferred Mineral Resources. All appropriate costs, metallurgical recovery factors and geotechnical parameters are applied to generate the final Ore Reserves.

### Ore Reserve modifying factors (as at 31 December 2007)

| Mine/Project | Cut-off[1] grade g/t (Au) | Dilution[2] % | Metallurgical recovery factor[3] | Other factor |
|---|---|---|---|---|
| Morila – Pit | 1.0 | 10% | 89 – 91.5% | n/a |
| Morila – Stockpiles | n/a | n/a | 60 – 91.5% | n/a |
| Sadiola – Pit | 0.57 – 1.78 | 5% | 80 – 93% | n/a |
| Yatela – Pit | 0.52 – 1.30 | 13% | 75 – 85% | n/a |

1. A range of cut-offs indicate variable ore types.
2. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.
3. A range of plant recoveries indicates variable ore types.

### Mineral Resource and Ore Reserve comparison by operation (attributable)

| Mine/Project | Percentage attributable | Category | Gold content (million ounces) 2006 | Depletion[1] | Other change[2] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion | Comments |
|---|---|---|---|---|---|---|---|---|---|---|
| Morila | 40% | Resource | 1.137 | (0.293) | (0.165) | (15%) | 0.679 | (0.458) | (40%) | Resource now quoted in LOM design shell |
| | | Reserve | 0.854 | (0.222) | (0.002) | 0% | 0.630 | (0.224) | (26%) | Depletion. Despite some drilling, no reserve conversion materialised |
| Sadiola | 38% | Resource | 2.957 | (0.308) | (0.715) | (24%) | 1.934 | (1.023) | (35%) | Increase in costs (0.6Moz) and revisions to methodology (0.1Moz) |
| | | Reserve | 1.673 | (0.436) | (0.843) | (50%) | 0.394 | (1.279) | (76%) | Impact of economic factors on deep sulphides and stockpiles |
| Yatela | 40% | Resource | 0.497 | (0.141) | (0.019) | (4%) | 0.337 | (0.160) | (32%) | Increases due to gold price and exploration were offset by decreases due to costs and removal of KW18 |
| | | Reserve | 0.275 | (0.144) | 0.069 | 25%) | 0.200 | (0.075) | (27%) | Depletion offset by additions from Cut 5E and Cut 7 |
| **Mali Totals** | | Resource | 4.591 | (0.742) | (0.899) | (20%) | 2.950 | (1.641) | (36%) | |

1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.

2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

# Mali operations: Morila



## Morila

This mine is situated some 280km by road southeast of Bamako, the capital city of Mali, which is 600km south-east of Sadiola mine. Mining is from a single open-pit operation, utilising conventional truck and shovel methods.

### Geology

The Morila orebody is located predominantly in metasediments within a broad NNW trending corridor of shearing. This shear zone has both near vertical and flat lying components. It is interpreted as being a second order shear off the main Banafin shear approximately 25km to the east. The Doubalakoro granite pluton bounds the sediments to the west and the Massigui granite to the east. The deposit occurs within a sequence of metamorphosed Birimian meta-sediments (amphibolite facies). Gold mineralisation is associated with silica feldspar alteration and the sulphide minerals arsenopyrite, pyrrhotite, and pyrite (with minor chalocopyrite).

# Mali operations: Morila continued

## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Morila – Main Pit | Measured | 609 | 3.68 | 2,241 | 672 | 0.107 | 72 |
| | Indicated | 1,600 | 3.57 | 5,704 | 1,763 | 0.104 | 183 |
| | Inferred | 333 | 3.05 | 1,017 | 367 | 0.089 | 33 |
| | **Total** | 2,542 | 3.53 | 8,962 | 2,802 | 0.103 | 288 |
| Morila – Stockpiles | Measured | 6,955 | 1.74 | 12,109 | 7,666 | 0.051 | 389 |
| | Indicated | – | – | – | – | – | – |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 6,955 | 1.74 | 12,109 | 7,666 | 0.051 | 389 |
| Morila – TSF | Measured | 17 | 2.91 | 48 | 18 | 0.085 | 2 |
| | Indicated | – | – | – | – | – | – |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 17 | 2.91 | 48 | 18 | 0.085 | 2 |
| Morila – Total Mineral Resource | Measured | 7,581 | 1.90 | 14,399 | 8,356 | 0.055 | 463 |
| | Indicated | 1,600 | 3.57 | 5,704 | 1,763 | 0.104 | 183 |
| | Inferred | 333 | 3.05 | 1,017 | 367 | 0.089 | 33 |
| | **Total** | 9,514 | 2.22 | 21,120 | 10,487 | 0.065 | 679 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (Mt) | Metric Grade (g/t) | Metric Au tonnes | Imperial Tons (Mt) | Imperial Grade (oz/t) | Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| Morila | Measured | – | – | – | – | – | – |
| | Indicated | – | – | – | – | – | – |
| | Inferred | – | – | – | – | – | – |
| | **Total** | – | – | – | – | – | – |

Mineral Resource is contained in the LOM pit design.

### Morila: Mineral Resource reconciliation
2006 vs 2007



### Morila: Ore Reserve reconciliation
2006 vs 2007



## Ore Reserve

| Mine/Project | Reserve category | Metric | | | Imperial | | Au |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | ounces (000s) |
| Morila – Main Pit | Proved | 575 | 3.64 | 2,094 | 634 | 0.106 | 67 |
| | Probable | 1,676 | 3.19 | 5,351 | 1,848 | 0.093 | 172 |
| | **Total** | 2,251 | 3.31 | 7,445 | 2,482 | 0.096 | 239 |
| Morila – Stockpiles | Proved | 4,669 | 2.04 | 9,506 | 5,146 | 0.059 | 306 |
| | Probable | 2,286 | 1.14 | 2,603 | 2,520 | 0.033 | 84 |
| | **Total** | 6,955 | 1.74 | 12,109 | 7,666 | 0.051 | 389 |
| Morila – TSF | Proved | – | – | – | – | – | – |
| | Probable | 17 | 2.91 | 48 | 18 | 0.085 | 2 |
| | **Total** | 17 | 2.91 | 48 | 18 | 0.085 | 2 |
| Morila – Total Ore Reserve | Proved | 5,244 | 2.21 | 11,600 | 5,780 | 0.065 | 373 |
| | Probable | 3,979 | 2.01 | 8,003 | 4,386 | 0.059 | 257 |
| | **Total** | 9,223 | 2.13 | 19,603 | 10,166 | 0.062 | 630 |

## Grade tonnage information



Morila – Metric



Morilla – Imperial

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
| --- | --- | --- | --- | --- |
| Mineral Resource | TD Gell | AusIMM | 211795 | 16 years |
| Ore Reserve | SK Ndele | AusIMM | 201772 | 18 years |

# Mali operations: Sadiola



## Sadiola

Sadiola is situated in the north-west of Mali, 77km to the south of the regional capital of Kayes. Mining takes place in an open pit at Sadiola. Ore is treated in a 435,000-tonne-per-month gold plant.

### Geology

The Sadiola deposit is located within the Malian portion of the Keniéba- Kedougou window, a major early proterozoic – Birimian outlier along the NE margin of the Kenema – Man shield. The deposit is confined in the north of the window and the mineralised zone occurs along the Sadiola Fracture Zone (SFZ), over a drilled strike length of approximately 2,500m and remains open to the north and south. The observed alteration assemblages in the primary mineralisation point to a mesothermal origin for the gold deposit at Sadiola. The specific rocks that host the mineralisation are marbles and greywackes which have been intensely weathered to a maximum depth of 200m. A series of north-south trending faults occur that feed the Sadiola mineralisation. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures, which intersect the north-south contact, have introduced mineralisation, mainly within the marble where the porosity was greatest.

The Sadiola Hill deposit generally consists of two zones, an upper oxidised cap and an underlying sulphide zone. From 1996 until 2002, shallow saprolite oxide ore was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined, progressively replacing the depleted oxide reserves.

## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au tonnes (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Sadiola – FE2 | Measured | – | – | – | – | – | – |
| | Indicated | – | – | – | – | – | – |
| | Inferred | 318 | 1.53 | 487 | 351 | 0.045 | 16 |
| | **Total** | 318 | 1.53 | 487 | 351 | 0.045 | 16 |
| Sadiola – FE3 | Measured | – | – | – | – | – | – |
| | Indicated | 513 | 2.45 | 1,257 | 566 | 0.071 | 40 |
| | Inferred | 239 | 2.45 | 587 | 264 | 0.072 | 19 |
| | **Total** | 753 | 2.45 | 1,844 | 830 | 0.071 | 59 |
| Sadiola – FE3S | Measured | – | – | – | – | – | – |
| | Indicated | 1,374 | 2.45 | 3,360 | 1,514 | 0.071 | 108 |
| | Inferred | 63 | 2.80 | 177 | 70 | 0.082 | 6 |
| | **Total** | 1,437 | 2.46 | 3,537 | 1,584 | 0.072 | 114 |
| Sadiola – FE4 | Measured | – | – | – | – | – | – |
| | Indicated | 1,507 | 2.44 | 3,683 | 1,662 | 0.071 | 118 |
| | Inferred | 428 | 2.46 | 1,054 | 472 | 0.072 | 34 |
| | **Total** | 1,935 | 2.45 | 4,737 | 2,133 | 0.071 | 152 |
| Sadiola – FN2 | Measured | – | – | – | – | – | – |
| | Indicated | 34 | 2.05 | 70 | 38 | 0.060 | 2 |
| | Inferred | 144 | 0.69 | 99 | 158 | 0.020 | 3 |
| | **Total** | 178 | 0.95 | 169 | 196 | 0.028 | 5 |
| Sadiola – FN3 | Measured | – | – | – | – | – | – |
| | Indicated | – | – | – | – | – | – |
| | Inferred | 83 | 1.64 | 135 | 91 | 0.048 | 4 |
| | **Total** | 83 | 1.64 | 135 | 91 | 0.048 | 4 |
| Sadiola – Main Pit | Measured | 180 | 3.94 | 710 | 199 | 0.115 | 23 |
| | Indicated | 10,139 | 3.19 | 32,380 | 11,177 | 0.093 | 1,041 |
| | Inferred | 1,382 | 3.03 | 4,189 | 1,523 | 0.088 | 135 |
| | **Total** | 11,701 | 3.19 | 37,279 | 12,898 | 0.093 | 1,199 |
| Sadiola – Sekokoto | Measured | – | – | – | – | – | – |
| | Indicated | – | – | – | – | – | – |
| | Inferred | 395 | 1.55 | 612 | 435 | 0.045 | 20 |
| | **Total** | 395 | 1.55 | 612 | 435 | 0.045 | 20 |
| Sadiola – Stockpile | Measured | 6,641 | 1.29 | 8,578 | 7,320 | 0.038 | 276 |
| | Indicated | – | – | – | – | – | – |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 6,641 | 1.29 | 8,578 | 7,320 | 0.038 | 276 |
| Sadiola – Tambali South | Measured | – | – | – | – | – | – |
| | Indicated | – | – | – | – | – | – |
| | Inferred | 1,625 | 1.70 | 2,770 | 1,791 | 0.050 | 89 |
| | **Total** | 1,625 | 1.70 | 2,770 | 1,791 | 0.050 | 89 |
| Sadiola – Total Mineral Resource | Measured | 10,071 | 1.47 | 14,828 | 11,101 | 0.043 | 477 |
| | Indicated | 26,889 | 2.27 | 61,118 | 29,640 | 0.066 | 1,965 |
| | Inferred | 44,886 | 2.04 | 91,598 | 49,479 | 0.060 | 2,945 |
| | **Total** | 108,537 | 2.12 | 230,463 | 119,642 | 0.062 | 7,410 |

# Mali operations: Sadiola continued

## Exclusive Mineral Resource

| | | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| Mine/Project | Resource category | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Sadiola | Measured | 5.0 | 0.84 | 4.2 | 5.5 | 0.025 | 0.1 |
| | Indicated | 10.4 | 2.98 | 31.1 | 11.5 | 0.087 | 1.0 |
| | Inferred | 4.6 | 2.15 | 9.9 | 5.1 | 0.063 | 0.3 |
| | **Total** | 20.0 | 2.26 | 45.2 | 22.1 | 0.066 | 1.5 |

### Inferred Mineral Resource in pit optimisation

Inferred Mineral Resource was used in the pit optimisation process and 0.11 million ounces are present in the optimised pit, of which 0.06 million ounces are included in the final production schedule.

Sadiola: Mineral Resource reconciliation
2006 vs 2007


Ounces (millions)
2.7
1.7
0
3.0
2006
-0.3
Depletion
0.2
Gold price
-0.6
Cost
-0.2
Other
0
Explo-
ration
-0.1
Metho-
dology
1.9
2007
Change

Sadiola: Ore Reserve reconciliation
2006 vs 2007


Ounces (millions)
1.0
0
1.7
2006
-0.4
Depletion
0
Model
change
-0.9
Scope
change
0.4
2007
Change



| Mine/Project | Reserve category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Sadiola – FE3 | Proved | – | – | – | – | – | – |
| | Probable | 675 | 2.40 | 1,620 | 744 | 0.070 | 52 |
| | **Total** | 675 | 2.40 | 1,620 | 744 | 0.070 | 52 |
| Sadiola – FE4 | Proved | – | – | – | – | – | – |
| | Probable | 710 | 3.12 | 2,216 | 782 | 0.091 | 71 |
| | **Total** | 710 | 3.12 | 2,216 | 782 | 0.091 | 71 |
| Sadiola – Main Pit | Proved | 73 | 4.65 | 338 | 80 | 0.136 | 11 |
| | Probable | 956 | 3.64 | 3,477 | 1,054 | 0.106 | 112 |
| | **Total** | 1,029 | 3.71 | 3,815 | 1,134 | 0.108 | 123 |
| Sadiola – Stockpile | Proved | 1,719 | 2.67 | 4,598 | 1,895 | 0.078 | 148 |
| | Probable | 0 | | 0 | 0 | 0.000 | 0 |
| | **Total** | 1,719 | 2.67 | 4,598 | 1,895 | 0.078 | 148 |
| Sadiola – Total Ore Reserve | Proved | 1,792 | 2.75 | 4,936 | 1,975 | 0.080 | 159 |
| | Probable | 2,340 | 3.13 | 7,134 | 2,580 | 0.091 | 235 |
| | **Total** | 4,132 | 2.96 | 12,250 | 4,555 | 0.086 | 394 |

## Grade tonnage information





| Type | Name | Professional organisation | Registration number | Relevant experience |
| --- | --- | --- | --- | --- |
| Mineral Resource | S Robins | AusIMM | 222533 | 12 years |
| Ore Reserve | H Fourie | SAIMM | 19598 | 24 years |

# Mali operations: Yatela



## Yatela

Yatela is situated some 25km north of Sadiola and approximately 50km south-southwest of Kayes. Mining takes place in an open pit.

### Geology

Yatela mineralisation occurs as a keel-shaped body in Birimian metacarbonates. The 'keel' is centred on a fault which was the feeder for the original mesothermal mineralisation, with an associated weakly mineralised diorite intrusion. This primary mineralisation was concentrated to economic grades through dissolution of carbonate-rich rocks by supergene processes. Gold is disseminated in the unconsolidated ferruginous, sandy, locally clayed layer that lines the bottom of a deep trough (max 220m deep) with steep margins. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.


Overburden
Fine Sandstone
Metagreywacke
Oxide Footwall
Pebble Zone
Coarse Sandstone
Dolomite
Main mineralised unit
(Orebody)
Diorite (Micro)

*Geological cross-section 58500 (looking North).*

## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Yatela – Alamoutala Pit | Measured | 3 | 0.91 | 2 | 3 | 0.026 | 0 |
| | Indicated | 207 | 1.70 | 351 | 228 | 0.050 | 11 |
| | Inferred | 6 | 1.38 | 8 | 7 | 0.040 | 0 |
| | **Total** | 215 | 1.68 | 362 | 237 | 0.049 | 12 |
| Yatela – Main Pit | Measured | 468 | 4.25 | 1,987 | 516 | 0.124 | 64 |
| | Indicated | 797 | 3.98 | 3,171 | 879 | 0.116 | 102 |
| | Inferred | 1,048 | 3.05 | 3,196 | 1,155 | 0.089 | 103 |
| | **Total** | 2,313 | 3.61 | 8,353 | 2,550 | 0.105 | 269 |
| Yatela – Stockpile | Measured | 1,673 | 1.05 | 1,762 | 1,844 | 0.031 | 57 |
| | Indicated | – | – | – | – | – | – |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 1,673 | 1.05 | 1,762 | 1,844 | 0.031 | 57 |
| Yatela – Total Mineral Resource | Measured | 2,144 | 1.75 | 3,751 | 2,363 | 0.051 | 121 |
| | Indicated | 1,004 | 3.51 | 3,523 | 1,106 | 0.102 | 113 |
| | Inferred | 1,054 | 2.49 | 3,204 | 1,162 | 0.089 | 103 |
| | **Total** | 4,201 | 2.49 | 10,478 | 4,631 | 0.073 | 337 |

# Mali operations: Yatela continued

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| Yatela | Measured | 0.1 | 2.15 | 0.3 | 0.2 | 0.063 | 0.0 |
| | Indicated | 0.2 | 1.82 | 0.4 | 0.2 | 0.053 | 0.0 |
| | Inferred | 1.1 | 3.04 | 3.2 | 1.2 | 0.089 | 0.1 |
| | **Total** | 1.4 | 2.76 | 3.9 | 1.6 | 0.080 | 0.1 |

## Inferred Mineral Resource in pit optimisation

Inferred Mineral Resource were used in the pit optimisation process and 0.04 million ounces are present in the optimised pit.



Yatela: Mineral Resource reconciliation
2006 vs 2007



Yatela: Ore Reserve reconciliation
2006 vs 2007



## Ore Reserve

| Mine/Project | Resource category | Metric | | | Imperial | | | Au ounces (000s) |
|---|---|---|---|---|---|---|---|---|
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | | |
| Yatela – Alamoutala Pit | Proved | – | – | – | – | – | | – |
| | Probable | 122 | 1.75 | 214 | 135 | 0.051 | | 7 |
| | Total | 122 | 1.75 | 214 | 135 | 0.051 | | 7 |
| Yatela – Main Pit | Proved | 321 | 4.43 | 1,420 | 353 | 0.129 | | 46 |
| | Probable | 702 | 4.01 | 2,815 | 774 | 0.117 | | 91 |
| | Total | 1,022 | 4.14 | 4,235 | 1,127 | 0.121 | | 136 |
| Yatela – Stockpile | Proved | 1,673 | 1.05 | 1,762 | 1,844 | 0.031 | | 57 |
| | Probable | – | – | – | – | – | | – |
| | Total | 1,673 | 1.05 | 1,762 | 1,844 | 0.031 | | 57 |
| Yatela – Total Ore Reserve | Proved | 1,994 | 1.60 | 3,183 | 2,198 | 0.047 | | 102 |
| | Probable | 824 | 3.68 | 3,029 | 908 | 0.107 | | 97 |
| | Total | 2,817 | 2.20 | 6,211 | 3,106 | 0.064 | | 200 |

## Grade tonnage information





## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | S Robins | AusIMM | 222533 | 12 years |
| Ore Reserve | K Bartsch | AusIMM | 107390 | 20 years |

# Namibia operations: overview



Navachab gold mine is wholly owned by AngloGold Ashanti.

| Mineral Resource and Ore Reserve gold price | | | |
|---|---|---|---|
| | Units | **2007** | 2006 |
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **600** | 450 |
| Exchange rate – South Africa | ZAR/US$ | **7.70** | 6.50 |

## Mineral Resource estimation

Mineral Resource estimation is performed using Datamine® Software. Block dimensions of 25m x 25m x 5m (X Y Z) and 25m x 125m x 5m are used as the prototype model. Grade interpolation is done into these blocks using Ordinary and Indicator Kriging methods. A geostatistical technique called Uniform Conditioning is then used to estimate the proportion of economic ore that occur above the Mineral Resource cut-off and this is reported according to the smallest mining unit (SMU).

| Details of average drill-hole spacing and type in relation to Mineral Resource classification | | | | | | |
|---|---|---|---|---|---|---|
| Mine/Project | Category | Spacing m (- x -) | Type of Drilling | | | Comments |
| | | | Diamond | RC | Other | |
| Navachab | Measured | 10 x 10 | | ✓ | | Drill-hole spacing is reduced to 5m x 5m in complex ore. |
| | Indicated | 25 x 25 | ✓ | ✓ | | |
| | Inferred | 50 x 50 | ✓ | ✓ | | |
| | Grade/Ore control | 5 x 10 | | ✓ | | |

## Ore Reserve estimation

MineSight® optimisation software is used to generate optimised pit shells using economic parameters. The final pits are then designed based on the optimised pit shell, recommended slope geometry and ramp access requirements.

| Ore Reserve modifying factors (as at 31 December 2007) | | | | |
|---|---|---|---|---|
| Mine/Project | Cut-off grade g/t (Au) | Dilution[1] % | Metallurgical Recovery Factor | Other Factor |
| Navachab | 0.60 | n/a | 87 – 94% | N/A |

1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.

Reserves are estimated using recovery percentage specific to rock-types. The West Pushback expansion is included in the reserve.

| Mineral Resource and Ore Reserve comparison by operation (attributable) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Gold content (million ounces) | | | | | | | |
| Mine/Project | Percentage attributable | Category | 2006 | Depletion[1] | Other change[2] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion | Comments |
| Navachab | 100% | Resource | 3.771 | (0.115) | 0.767 | 20% | 4.423 | 0.652 | 17% | Depletion was offset by increases due to improved gold price, costs and exploration |
| | | Reserve | 0.716 | (0.091) | 0.842 | 118% | 1.467 | 0.751 | 105% | Improved economics have brought in an additional push back to the west of the main pit |
| Namibia Totals | | Resource | 3.771 | (0.115) | 0.767 | 20% | 4.423 | 0.652 | 17% | |
| | | Reserve | 0.716 | (0.091) | 0.842 | 118% | 1.467 | 0.751 | 105% | |

1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.

2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

# Namibia operations: Navachab



## Navachab

Navachab gold mine is located 10km south-west of Karibib and 170km north-west of Windhoek, the capital of Namibia. Navachab mine is an open-pit mine. Its processing plant, with a production capacity of 110,000 tonnes per month, includes mills, CIP and electro-winning facilities.

### Geology

The Navachab gold deposit is located in the Pan-African Damara Orogen and is hosted by Damaran greenschist-amphibolite facies, calc-silicates, marbles and volcano-clastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralised zone forms a sheet-like body which plunges at an angle of approximately 20° to the north-west. The mineralisation is predominantly hosted in a sheeted vein set (±60%) and a replacement skarn body (±40%). The mineralisation in the Main Pit is hosted by a NE-SW striking metamorphosed sequence of greenschist-amphibolite facies, calc-silicates, marbles and volcanoclastics rocks that dip at 70° to the west. The gold is very fine-grained and associated with pyrrhotite and minor amounts of pyrite, chalcopyrite, maldonite and bismuthinite. An estimated 90% of the gold occurs as free gold and the remainder is present in minerals such as maldonite (Au2Bi). Approximately 80% of the gold is free milling. Silver is also present and the gold to silver ratio is approximately 15 to 1.


W
Calcrete
Oxide
Oxide
Karibib FM
Oberwasser FM
(MDMV)
MC
Zone
LS
LS
LSC
SC
Okawayo FM
35m
Chuos FM
Etusis FM
Spes Bona FM

*An E-W section through the valley hosting the Navachab mineralisation. LS refers to mainly quartzbiotite schist (BISH) rock type and LSC refers to calc-silicate bearing rock (CS or BSC).*

## Mineral Resource

| | | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| **Mine/Project** | **Resource category** | **Tonnes (000s)** | **Grade (g/t)** | **Au (kg)** | **Tons (000s)** | **Grade (oz/t)** | **Au ounces (000s)** |
| Navachab – Anomaly 16 | Measured | – | – | – | – | – | – |
| | Indicated | 1,179 | 1.31 | 1,539 | 1,299 | 0.038 | 49 |
| | Inferred | 1,362 | 1.09 | 1,482 | 1,501 | 0.032 | 48 |
| | **Total** | 2,540 | 1.19 | 3,021 | 2,800 | 0.035 | 97 |
| Navachab – Gecko | Measured | – | – | – | – | – | – |
| | Indicated | 377 | 2.02 | 760 | 415 | 0.059 | 24 |
| | Inferred | 25 | 1.09 | 27 | 28 | 0.032 | 1 |
| | **Total** | 402 | 1.96 | 787 | 443 | 0.057 | 25 |
| Navachab – Grid A | Measured | 485 | 2.53 | 1,229 | 535 | 0.074 | 40 |
| | Indicated | 263 | 1.96 | 515 | 290 | 0.057 | 17 |
| | Inferred | 86 | 1.23 | 106 | 95 | 0.036 | 3 |
| | **Total** | 834 | 2.22 | 1,851 | 919 | 0.065 | 59 |
| Navachab – Main Pit | Measured | 1,170 | 1.61 | 1,883 | 1,289 | 0.047 | 61 |
| | Indicated | 57,464 | 1.30 | 74,644 | 63,343 | 0.038 | 2,400 |
| | Inferred | 43,768 | 1.13 | 49,273 | 48,246 | 0.033 | 1,584 |
| | **Total** | 102,402 | 1.23 | 125,800 | 112,878 | 0.036 | 4,045 |
| Navachab – Total Stockpiles | Measured | 9,997 | 0.61 | 6,113 | 11,020 | 0.018 | 197 |
| | Indicated | – | – | – | – | – | – |
| | Inferred | – | – | – | – | – | – |
| | **Total** | 9,997 | 0.61 | 6,113 | 11,020 | 0.018 | 197 |
| Navachab – Total Mineral Resource | Measured | 11,652 | 0.79 | 9,226 | 12,844 | 0.023 | 297 |
| | Indicated | 59,282 | 1.31 | 77,458 | 65,347 | 0.038 | 2,490 |
| | Inferred | 45,241 | 1.12 | 50,889 | 49,870 | 0.033 | 1,636 |
| | **Total** | 116,176 | 1.18 | 137,573 | 128,062 | 0.035 | 4,423 |

# Namibia operations: Navachab continued

**Exclusive Mineral Resource**

| | | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| Mine/Project | Resource category | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Navachab | Measured | 5.9 | 0.58 | 3.4 | 6.5 | 0.017 | 0.1 |
| | Indicated | 32.0 | 1.18 | 37.6 | 35.2 | 0.034 | 1.2 |
| | Inferred | 45.2 | 1.12 | 50.9 | 49.9 | 0.033 | 1.6 |
| | **Total** | 83.1 | 1.11 | 91.9 | 91.6 | 0.032 | 3.0 |

This exclusive Mineral Resource comprises largely main pit and to a lesser extent anomaly 16 and the gecko orebodies which form potentially future Ore Reserves dependant on the gold price and completion of technical studies.

## Inferred Mineral Resource in business plan

Inferred Mineral Resource was used in the pit optimisation process and 0.13 million ounces are present in the optimised pit of which 0.10 million ounces are included in the final production scheduling.

Navachab: Mineral Resource reconciliation
2006 vs 2007


Ounces (millions)
4.2
4.0
3.8
3.6
3.4
3.8 2006
-0.1 Depletion
0.6 Gold price
0.1 Cost
0.0 Other
0.1 Exploration
-0.2 Methodology
4.4 2007
Change

Navachab: Ore Reserve reconciliation
2006 vs 2007


Ounces (millions)
1.4
1.2
1.0
0.8
0.6
0.7 2006
-0.1 Depletion
0.1 Model change
0.7 Scope change
1.5 2007
Change



## Ore Reserve

| Mine/Project | Reserve category | Metric Tonnes (000s) | Metric Grade (g/t) | Metric Au (kg) | Imperial Tons (000s) | Imperial Grade (oz/t) | Imperial Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Navachab – Grid A | Proved | 460 | 2.64 | 1,215 | 507 | 0.077 | 39 |
| | Probable | 202 | 1.21 | 244 | 222 | 0.035 | 8 |
| | **Total** | 662 | 2.21 | 1,460 | 729 | 0.064 | 47 |
| Navachab – Main Pit | Proved | 789 | 1.79 | 1,412 | 870 | 0.052 | 45 |
| | Probable | 27,110 | 1.46 | 39,612 | 29,883 | 0.043 | 1,274 |
| | **Total** | 27,899 | 1.47 | 41,024 | 30,753 | 0.043 | 1,319 |
| Navachab – Total Stockpiles | Proved | 4,515 | 0.70 | 3,160 | 4,977 | 0.020 | 102 |
| | Probable | – | – | – | – | – | – |
| | **Total** | 4,515 | 0.70 | 3,160 | 4,977 | 0.020 | 102 |
| Navachab – Total Ore Reserve | Proved | 5,764 | 1.00 | 5,787 | 6,354 | 0.029 | 186 |
| | Probable | 27,311 | 1.46 | 39,856 | 30,106 | 0.043 | 1,281 |
| | **Total** | 33,075 | 1.38 | 45,643 | 36,459 | 0.040 | 1,467 |

## Grade tonnage information


Navachab – Metric
Tonnes above cut-off (millions)
Ave grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off


Navachab – Imperial
Tons above cut-off (millions)
Ave grade above cut-off (oz/t)
Cut-off grade (oz/t)
Tons above cut-off
Ave grade above cut-off

## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | FP Badenhorst | AusIMM | 211026 | 15 years |
| Ore Reserve | R Schommarz | AusIMM | 222570 | 17 years |

# Tanzania operations: overview



Geita is the largest of AngloGold Ashanti's seven open-pit mines in Africa. Prior to April 2004, Geita was managed under the joint venture agreement between Ashanti and AngloGold. After the merger of the two companies, Geita is now a wholly owned subsidiary.

| Mineral Resource and Ore Reserve gold price | | | |
|---|---|---|---|
| | Units | 2007 | 2006 |
| Mineral Resource gold price | US$/oz | **700** | 650 |
| Ore Reserve gold price | US$/oz | **600** | 550 |

## Mineral Resource estimation

As with any estimation techniques the results are very dependent upon the data quality and availability. The geological model is a critical input to the Mineral Resource estimation process. The orebody boundaries for the individual deposits are defined from the detailed logging of all geological boreholes and after validation this information is used to create a three dimensional model. This model is subsequently populated with an appropriately dimensioned block model. The size of this block model is determined by analysing different block sizes in relation to the variance of the blocks. A block size which gives an optimal variance is then chosen. (40m x 40m x 5m) ordinary kriging is used to interpolate values into the blocks. A geostatistical technique called Uniform Conditioning is then used to estimate the proportion of economic ore that occur above the Mineral Resource cut-off and this is reported according to the selective mining unit (SMU).

| Details of average drill-hole spacing and type in relation to Mineral Resource classification | | | | | | |
|---|---|---|---|---|---|---|
| | | | | Type of Drilling | | |
| Mine/Project | Category | Spacing m (- x -) | Diamond | RC | Other | Comments |
| Geita | Measured | 10 x 10 | ✓ | ✓ | | |
| | Indicated | 40 x 40 | ✓ | ✓ | | |
| | Inferred | 50 x 50 | ✓ | ✓ | | |

## Ore Reserve estimation

The Mineral Resource models as produced by the geology department are used as the basis for the Ore Reserve. Appropriate mining dilution is used as a modifying factor in the Ore Reserve conversion process. Appropriate reserve cut-off grades are applied and optimised pit shells are generated taking into cognisance the economic parameters. The final pits are then designed taking into consideration the optimised pit shell and recommended slope geometry.

### Ore Reserve modifying factors (as at 31 December 2007)

| Mine/Project | Cut-off grade g/t (Au) | Dilution[1] % | Metallurgical recovery factor | Other factor | Comments |
|---|---|---|---|---|---|
| Geita | 0.8 – 3.0 | 4% – 12% | 66% – 95% | n/a | Recovery and cut-off grade vary with pit and ore type. |

1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.

### Mineral Resource and Ore Reserve comparison by operation (attributable)

| Mine/Project | Percentage attributable | Category | Gold content (million ounces) | | | | | | | Comments |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | 2006 | Depletion[1] | Other change[2] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion | |
| Geita | 100% | Resource | 14.736 | (0.726) | (1.556) | (11%) | 12.454 | (2.282) | (15%) | Increase in cost (1.6Moz) and revision to estimation methodology (0.6Moz) |
| | | Reserve | 8.474 | (0.477) | (1.516) | (18%) | 6.481 | (1.993) | (24%) | Reconciliation factors (0.8Moz), flattening of slopes (0.5Moz), modelling revisions (0.2 Moz) and costs (0.1Moz) |
| **Tanzania Totals** | | Resource | 14.736 | (0.726) | (1.556) | (11%) | 12.454 | (2.282) | (15%) | |
| | | Reserve | 8.474 | (0.477) | (1.516) | (18%) | 6.481 | (1.993) | (24%) | |

1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.

2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

# Tanzania operations: Geita



## Geita

Geita gold mine is located approximately 910km from Dar es Salaam in the Lake Zone of Northern Tanzania; the tenement is geologically situated within the Sukumaland Greenstone Belt of the Lake Victoria goldfields which hosts other gold mines including Golden Pride, Bulyanhulu, Tulawaka and North Mara. This geological terrain is considered to be one of the most productive Archaean Greenstone Belts in East Africa. Mining at Geita is undertaken by standard open-pit mining methods.

### Geology

The Geita Greenstone trend is a component of the Sukumaland Greenstone Belt; it strikes east-west, is 60km long and up to 15km wide. The terrain is made up of upper to mid-Nyanzian greenstone facies rocks, mainly clastic sediments, intermediate to felsic volcaniclastics and Banded Iron Formation that forms a sedimentary sequence up to 1,000m thick. In the mine lease area, north west trending deformation corridors separate the Geita Greenstone trend into three distinct sub-terrains, which have been named Nyamulilima in the west, Geita in the central part and Kukuluma to the north-east. Late dextral faults have utilised these corridors, reactivating the pre-existing fault systems. Gold mineralisation and hydrothermal alteration of the host lithologies, on all scales, is associated with late stage ductile to brittle-ductile deformation.



SE

NW

NYRC 133
30m@10.2g/t

NYRC 126
36m@6.2g/t

NYRC 223
37m@7.1g/t

NYRC 228
24m@5.1g/t

NYRC 327
27m@5.3g/t

NYRC 355
15m@9.1g/t

NYRC 536
17m@7.1g/t

NYDD 32
19m@4.6g/t

NYDD 31
26m@3.9g/t

Current
pitshell

LOM
pitshell

1000m RL

500m RL

500m

| | Ferricrete |
| | Quartz porphyry |
| | Felsic porphyry |
| | Plagioclase-porphyritic diorite |
| | Mineralisation |
| | Diorite (shown in boreholes only) |
| | BIF (shown in boreholes only) |

Nyankanga
section 50 120m E

*Nyankanga section showing the ore body geometry*

## Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| Geita – Surface | Measured | 6,308 | 1.20 | 7,555 | 6,954 | 0.035 | 243 |
| | Indicated | 76,140 | 3.48 | 265,033 | 83,930 | 0.102 | 8,521 |
| | Inferred | 13,377 | 2.76 | 36,943 | 14,746 | 0.081 | 1,188 |
| | **Total** | 95,825 | 3.23 | 309,531 | 105,629 | 0.094 | 9,952 |
| Geita – Underground | Measured | – | – | – | – | – | – |
| | Indicated | 8,283 | 5.92 | 49,026 | 9,130 | 0.173 | 1,576 |
| | Inferred | 5,182 | 5.56 | 28,810 | 5,712 | 0.162 | 926 |
| | **Total** | 13,465 | 5.78 | 77,837 | 14,842 | 0.169 | 2,503 |
| Geita – | Measured | 6,308 | 1.20 | 7,555 | 6,954 | 0.035 | 243 |
| Total Mineral Resource | Indicated | 84,423 | 3.72 | 314,059 | 93,061 | 0.109 | 10,097 |
| | Inferred | 18,559 | 3.54 | 65,753 | 20,458 | 0.103 | 2,114 |
| | **Total** | 109,290 | 3.54 | 387,367 | 120,472 | 0.103 | 12,454 |

# Tanzania operations: Geita continued

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (Mt) | Grade (g/t) | Au tonnes | Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
| Geita | Measured | – | – | – | – | – | – |
| | Indicated | 30.1 | 3.70 | 111.4 | 33.2 | 0.108 | 3.6 |
| | Inferred | 18.6 | 3.54 | 65.8 | 20.5 | 0.103 | 2.1 |
| | **Total** | 48.6 | 3.64 | 177.1 | 53.6 | 0.106 | 5.7 |

### Inferred Mineral Resources in business plan

Inferred Mineral Resource is used in the pit optimisation process and 0.6 million ounces are present in the optimised pit of which 0.13 million ounces are included in the final production scheduling.

Geita: Mineral Resource reconciliation
2006 vs 2007



Geita: Ore Reserve reconciliation
2006 vs 2007



## Ore Reserves

| Mine/Project | Resource category | Metric | | | Imperial | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| Geita – Surface | Proved | 5,621 | 1.01 | 5,701 | 6,196 | 0.030 | 183 |
| | Probable | 62,368 | 3.14 | 195,881 | 68,749 | 0.092 | 6,298 |
| | **Total** | 67,989 | 2.96 | 201,582 | 74,945 | 0.086 | 6,481 |

# Grade tonnage information

### Geita Underground – Metric



### Geita Underground – Imperial



### Geita Surface – Metric



### Geita Surface – Imperial



| Competent persons | | | | |
| --- | --- | --- | --- | --- |
| Type | Name | Professional organisation | Registration number | Relevant experience |
| Mineral Resource | J Gaunt | AusIMM | 220840 | 12 years |
| Ore Reserve | E Smuts | AusIMM | 211798 | 12 years |

# United States operations: overview



N
United States
San Francisco
Los Angeles
Denver
Colorado
Cripple Creek & Victor
Chicago
Washington DC
New York
Operations
0
1000km


In March 1999 AngloGold Ashanti acquired the Pikes Peak Mining Company, and interests in the Cripple Creek & Victor Gold Mining Company (CC&V) and the Jerritt Canyon joint ventures. The stake in the Jerritt Canyon joint venture was sold to Queenstake in mid-2003. AngloGold Ashanti (Colorado) Corporation holds a 67% interest in CC&V with a 100% interest in gold produced until loans extended to the joint venture are repaid.

## Mineral Resource and Ore Reserve gold price

| | Units | 2007 | 2006 |
|---|---|---|---|
| Mineral Resource Gold Price | US$/oz | **700** | 650 |
| Ore Reserve Gold Price | US$/oz | **600** | 550 |

## Mineral Resource estimation

A single unified Mineral Resource model has been developed for the entire district. The unified model encompasses all known deposits and drilling within the CC&V property. Smaller sub-models are maintained for Altman and Wild Horse to accommodate the vertical shift in the mining benches. The estimation method is MIK and the primary variable estimated is the recoverable gold (not contained gold). An estimated iron and oxide model is utilised to interpolate block specific coefficients for input into the metallurgical recovery function.

The method for calculating nominal shake leach values (SLV) is a robust regression technique using geologically logged categorical variables. Modelling software is MineSight® and updated drill hole information is used throughout. The drill-hole database is thoroughly reviewed before each Mineral Resource estimation and the estimation domains are based primarily on lithology for each deposit.

## Details of average drill-hole spacing and type in relation to Mineral Resource classification

| Mine/Project | Category | Spacing m (- x -) | Type of Drilling Diamond | RC | Other | Comments |
|---|---|---|---|---|---|---|
| CC&V | Measured | <30 x 30 | ✓ | ✓ | | |
| | Indicated | >30 x 30 | ✓ | ✓ | | Use probability field to delineate Measured and Indicated Resource. |
| | Inferred | >30 x 30 | | ✓ | | Double search range. |
| | Grade/Ore Control | 5 x 6 | | | ✓ | Blastholes are used. |

## Inferred Mineral Resource in business plan

Inferred Mineral Resource is not used in the pit optimisation.

## Ore Reserve estimation

The Ore Reserve pit designs were based on Lerch-Grossman (LG) optimisations of the geological model. The LG algorithm applies economic values to individual blocks and then generates a pit shell based on geotechnical constraints. Successive nested shells are generated until the economic limits of the pit are established. These shells are then used as a template for final mine design. Pit slope designs for all deposits were based on geotechnical studies and fell into two categories of overall angles (60° and 45°). All deposits were designed using a 10.7m (35 feet) bench height.

### Ore Reserve modifying factors (as at 31 December 2007)

| Mine/Project | Cut-off grade g/t (Au) | Dilution[1] % | Metallurgical Recovery Factor | Other Factor |
|---|---|---|---|---|
| CC&V | 0.24 | n/a | 62% | n/a |

1. Where no dilution factor is indicated the dilution is inherent in the resource model estimate.

### Mineral Resource and Ore Reserve comparison by operation (attributable)

| Mine/Project | Percentage attributable | Category | Gold content (million ounces) 2006 | Depletion[1] | Other change[2] | % change from 2006 before depletion | 2007 | Net diff after depletion | % change from 2006 after depletion | Comments |
|---|---|---|---|---|---|---|---|---|---|---|
| CC&V | 100% | Resource | 7.333 | (0.560) | 5.295 | 72% | 12.068 | 4.735 | 65% | Primarily revisions to the methodology with contribution from improved economics and exploration |
| | | Reserve | 3.842 | (0.560) | 1.471 | 38% | 4.753 | 0.911 | 24% | Extension to mine life |
| **USA Totals** | | Resource | 7.333 | (0.560) | 5.295 | 72% | 12.068 | 4.735 | 65% | |
| | | Reserve | 3.842 | (0.560) | 1.471 | 38% | 4.753 | 0.911 | 24% | |

1. Depletion: reduction in reserves based on ore delivered to the plant and corresponding reduction in resource.

2. Other change: combination of changes due to gold price, cost, exploration, methodology, model change and scope change.

# United States operations: Cripple Creek and Victor (CC&V)



## Cripple Creek and Victor (CC&V)

CC&V is located south-west of Colorado Springs in the state of Colorado in the United States. Large-scale surface mining began in 1991 and grew with the start of production at the CC&V Cresson Project in 1994. Today, CC&V is a low-grade, open-pit operation. The ore is treated using a valley-type, heap-leach process with activated carbon used to recover the gold. The resulting doré buttons are shipped to a refinery for final processing.

### Geology

The dominant geological feature of the District is an intensely-altered, alkaline Tertiary-aged, diatreme-intrusive complex hosted in Precambrian rocks located between the towns of Cripple Creek and Victor. The Precambrian rocks consist of biotite gneiss, granodiorite, quartz monzonite and granite. The diatreme intrusive complex is 6.4km long, 3.2km wide and consists of diatremal breccia that has been intruded by stocks, dykes and discordant breccias. Diatremal breccia lithologies include breccias composed exclusively of volcanic, Precambrian or sedimentary material to any combination of the three. Early intrusions are predominantly within the alkaline phonolite-phonotephrite petrographic series and were followed by later lamprophyres. All rocks have undergone a complex history of structural deformation and hydrothermal activity. Gold mineralisation, dated between 27.8 Ma and 26.6 Ma is hosted in all rock types as veins and disseminated and/or structurally-controlled orebodies.

The majority of the complex in-filled with the eruptive phase Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of Tertiary-aged intrusive dykes and sills that included syenites, phonolites, phonotephrites and lamprophyres. These intrusives occupy all of the dominant district structural orientations as do laccoliths and cryptodomes. District structures are generally near vertical and strike north-northwest to north-east. These structures are commonly intruded by phonolite dykes which appear to have also acted as primary conduits for the late-stage, gold mineralising solutions. Higher grade pods of mineralisation occur at structural intersections and/or as sheeted vein zones along zones of strike deflection. High-grade gold mineralisation is associated with K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralisation occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.

The average depth of oxidation is 120m and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver tellurides. Silver is present but is economically unimportant. Gold mineralisation can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.

## Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (000s) | Grade (g/t) | Au (kg) | Imperial Tons (000s) | Grade (oz/t) | Au ounces (000s) |
|---|---|---|---|---|---|---|---|
| CC&V – Main Pit | Measured | 250,115 | 0.81 | 203,326 | 275,704 | 0.024 | 6,537 |
| | Indicated | 173,457 | 0.73 | 126,091 | 191,204 | 0.021 | 4,054 |
| | Inferred | 70,552 | 0.65 | 45,948 | 77,770 | 0.019 | 1,477 |
| | **Total** | 494,124 | 0.76 | 375,364 | 544,678 | 0.022 | 12,068 |
| CC&V Total | Measured | 250,115 | 0.81 | 203,326 | 275,704 | 0.024 | 6,537 |
| | Indicated | 173,457 | 0.73 | 126,091 | 191,204 | 0.021 | 4,054 |
| | Inferred | 70,552 | 0.65 | 45,948 | 77,770 | 0.019 | 1,477 |
| | **Total** | 494,124 | 0.76 | 375,364 | 544,678 | 0.022 | 12,068 |

## Exclusive Mineral Resource

| Mine/Project | Resource category | Metric Tonnes (Mt) | Grade (g/t) | Au tonnes | Imperial Tons (Mt) | Grade (oz/t) | Au ounces (Moz) |
|---|---|---|---|---|---|---|---|
| CC&V | Measured | 142.2 | 0.70 | 99.5 | 156.8 | 0.020 | 3.2 |
| | Indicated | 125.9 | 0.65 | 82.1 | 138.7 | 0.019 | 2.6 |
| | Inferred | 70.6 | 0.65 | 45.9 | 77.8 | 0.019 | 1.5 |
| | **Total** | 338.7 | 0.67 | 227.5 | 373.3 | 0.020 | 7.3 |

CC&V: Mineral Resource reconciliation
2006 vs 2007



Ounces (millions)
11.8
10.8
9.8
8.8
7.8
6.8
7.3 2006
-0.6 Depletion
1.6 Gold price
0.0 Cost
0.0 Other
1.2 Exploration
2.5 Methodology
12.0 2007
Change


Cripple Creek and Victor: Ore Reserve reconciliation
2006 vs 2007



Ounces (millions)
3.7
2.7
1.7
0.7
3.8 2006
-0.6 Depletion
0.7 Model change
-1.3 Scope change
2.6 2007
Change

# United States operations: CC&V continued

## Ore Reserve

| | | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|
| Mine/Project | Resource category | Tonnes (000s) | Grade (g/t) | Au (kg) | Tons (000s) | Grade (oz/t) | Au ounces (000s) |
| CC&V – Main Pit | Proved | 107,868 | 0.96 | 103,848 | 118,904 | 0.028 | 3,339 |
| | Probable | 47,586 | 0.92 | 43,988 | 52,455 | 0.027 | 1,414 |
| | **Total** | 155,454 | 0.95 | 147,836 | 171,359 | 0.028 | 4,753 |
| CC&V Total | Proved | 107,868 | 0.96 | 103,848 | 118,904 | 0.028 | 3,339 |
| | Probable | 47,586 | 0.92 | 43,988 | 52,455 | 0.027 | 1,414 |
| | **Total** | 155,454 | 0.95 | 147,836 | 171,359 | 0.028 | 4,753 |

## Grade tonnage information



Cripple Creek & Victor – Metric
Tonnes above cut-off (millions)
Ave grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Ave grade above cut-off




Cripple Creek & Victor – Imperial
Tons above cut-off (millions)
Ave grade above cut-off (g/t)
Cut-off grade (g/t)
Tons above cut-off
Ave grade above cut-off


## Competent persons

| Type | Name | Professional organisation | Registration number | Relevant experience |
|---|---|---|---|---|
| Mineral Resource | L Billingsley | AusIMM | 224930 | 18 years |
| Ore Reserve | L Billingsley | AusIMM | 224930 | 18 years |



www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited

Date:  March 31, 2008


By:      /s/  L Eatwell_____

Name:  L EATWELL

Title:   Company Secretary